As filed with the Securities and Exchange
Commission on April 15, 2009

Registration No. 033-69892
Registration No. 811-03341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

POST-EFFECTIVE AMENDMENT NO. 22

TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
AND AMENDMENT TO
REGISTERED STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

ReliaStar Select Variable Account

ReliaStar Life Insurance Company
20 Washington Avenue South, Minneapolis, MN 55401
Minneapolis, MN 55401
Depositor's Telephone Number, including Area Code: (612) 372-5597

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
One Orange Way, C1S, Windsor, Connecticut, 06095-4774
(Name and Complete Address of Agent for Service)

Approximate date of proposed public offering: Continuous.

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[X] on May 1, 2009, pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

SELECT*ANNUITY III

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
RELIASTAR LIFE INSURANCE COMPANY
and its
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated May 1, 2009

This supplement updates and amends certain information contained in your prospectus dated May 1, 2009. Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION REGARDING FUND NAME CHANGES

Effective May 1, 2009, certain of the Funds available through the ReliaStar Select Variable Account will change their names as follows:

Former Fund Name	Current Fund Name
ING Columbia Small Cap Value II Portfolio	ING Columbia Small Cap Value Portfolio
ING Global Real Estate Portfolio	ING Clarion Global Real Estate Portfolio
ING Julius Baer Foreign Portfolio	ING Artio Foreign Portfolio
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio	ING U.S. Bond Index Portfolio
ING Legg Mason Value Portfolio	ING Growth and Income Portfolio II
ING Opportunistic LargeCap Value Portfolio [1]	ING Opportunistic LargeCap Portfolio
ING PIMCO Core Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio	ING Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio	ING Index Plus SmallCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP International Value Portfolio [1]	ING International Value Portfolio
ING VP MidCap Opportunities Portfolio [1]	ING MidCap Opportunities Portfolio
ING VP SmallCap Opportunities Portfolio	ING SmallCap Opportunities Portfolio
ING VP Strategic Allocation Conservative Portfolio [1]	ING Strategic Allocation Conservative Portfolio
ING VP Strategic Allocation Growth Portfolio [1]	ING Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Moderate Portfolio [1]	ING Strategic Allocation Moderate Portfolio

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[1] On April 28, 2006, the Subaccount that invested in this Fund was closed to new investors and to new investments by existing investors.

NOTICE OF UPCOMING FUND MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING American Century Large Company Value Portfolio [2]	ING T. Rowe Price Equity Income Portfolio
ING JPMorgan Value Opportunities Portfolio	ING Russell™ Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio	ING Russell™ Large Cap Index Portfolio
ING Oppenheimer Main Street® Portfolio	ING Russell™ Large Cap Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell™ Large Cap Growth Index Portfolio

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING AllianceBernstein Mid Cap Growth Portfolio	ING Russell™ Mid Cap Growth Index Portfolio
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

IMPORTANT INFORMATION REGARDING THE UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Subaccount that invests in a Disappearing Fund to any other available Subaccount or to the Fixed Account free of charge. **See the "Transfers" section on page 22 of your contract prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Subaccount that invests in a Disappearing Fund will automatically become an investment in the Subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a Subaccount corresponding to a Disappearing Fund will be automatically allocated to the Subaccount corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050. **See the "Transfers" section on page 22 of your contract prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Subaccounts that invest in the Disappearing Funds will no longer be available through your contract.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Contract Value immediately before the mergers will equal your Contract Value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to or prospectuses of the contract.
- **See "Appendix B" of your contract prospectus for information about the investment advisers/subadvisers and investment objectives of the Disappearing Funds and the Surviving Funds.**

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[2]   On April 28, 2006, the Subaccount that invested in this Fund was closed to new investors and to new investments by existing investors.

MORE INFORMATION IS AVAILABLE

More detailed information about the Surviving Funds, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for that Surviving Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

SELECT*ANNUITY III
AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company and its ReliaStar Select Variable Account

This prospectus describes flexible purchase payment individual deferred variable/fixed annuity contracts. The contracts were sold both as non-qualified contracts and in connection with retirement plans that may qualify for special Federal tax treatment under the Internal Revenue Code of 1986, as amended. (See "FEDERAL TAX STATUS.") Annuity payouts from the contracts are deferred until a selected later date. ReliaStar Life does not currently offer this contract for sale to new purchasers.

Subject to certain restrictions, you can allocate premiums to:
- The Fixed Account, an account that provides a minimum specified rate of interest; and
- Subaccounts of ReliaStar Select Variable Account, a Variable Account through which you may invest in certain portfolios of the following Fund families:

American Funds Insurance Series	ING Partners, Inc.
BlackRock Variable Series Funds, Inc.	ING Variable Products Trust
Fidelity® Variable Insurance Products Funds	ING Variable Product Funds
ING Investors Trust	Neuberger Berman Advisers Management Trust

The Variable Account, your account value and the amount of any Variable Annuity payments that you receive will vary, primarily based on the investment performance of the Funds you select. (For more information about investing in the Funds, see "Investments of the Variable Account.") The Fixed Account is the general account of ReliaStar Life Insurance Company (the "company," "ReliaStar Life," "we," "us" or "our"). The Fixed Account is not available to Contract Owners in the States of Maryland, Oregon, South Carolina and Washington.

Additional information about the contracts, ReliaStar Life and the Variable Account, contained in a Statement of Additional Information dated April 28, 2008, has been filed with the Securities and Exchange Commission ("SEC"). The Statement of Additional Information is available by accessing the SEC's Internet website (http://www.sec.gov) or upon request without charge by writing to us at the ING Customer Service Center, P.O. Box 5050, Minot, North Dakota 58703 or by calling 1-877-884-5050. The Statement of Additional Information is incorporated by reference in this prospectus and its Table of Contents can be found on page 2 of this prospectus.

THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT THE CONTRACTS THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

The contracts:
- ***Are not bank deposits or guaranteed by a bank.***
- ***Are not insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.***
- ***Are affected by market fluctuations and so involve investment risk, including possible loss of principal.***
- ***Have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.***

*This prospectus describes what you should know before purchasing the Select*Annuity III variable annuity contract. Please read it carefully and keep it for future reference.*

THE DATE OF THIS PROSPECTUS IS MAY 1, 2009.

TABLE OF CONTENTS

DEFINITIONS

Annuitant. The person who is named by the Owner whose life determines the annuity benefits payable.

Annuity Commencement Date. The date on which the annuity payments begin, which must be the first day of a month. The date will be the first day of the month following the Annuitant's 75th birthday unless an earlier or later date has been selected by the Owner and, if the date is later, it has been agreed to by ReliaStar Life.

Beneficiary. The person who is named to receive the Contract Value upon the death of the Owner before the Annuity Commencement Date or to receive the balance of the annuity payments, if any, under the annuity form in effect at the Annuitant's death.

Code. The Internal Revenue Code of 1986, as amended.

Contract Anniversary. Occurs yearly on the same day and month the contract was issued.

Contract Owner (Owner, you). The person who controls all the rights and privileges under the contract. The Annuitant owns the contract unless another Owner is named as provided for in the contract. The contract may be owned by one, but no more than two, natural persons. When it is held under a retirement plan or program described in Section 401(a), 403(a), 403(b), 408 or 408A or similar provisions of the Code, it may be held by one natural person only.

Contract Value. The sum of (a) the Variable Account Contract Value, which is the value of the Subaccount Accumulation Units under the contract, plus (b) the Fixed Account Contract Value, which is the sum of purchase payments allocated to the Fixed Account under the contract, plus credited interest, minus surrenders, surrender charges previously applied and any annual administrative charges applicable to the Fixed Account and minus any transfers to the Variable Account.

Contract Year. Each twelve-month period starting with the date the contract was issued and each Contract Anniversary after that.

Death Benefit. The amount payable upon the death of a Contract Owner before the Annuity Commencement Date. (See "Death Benefit Before the Annuity Commencement Date.")

Death Benefit Valuation Date. The Death Benefit Valuation Date is the Valuation Date next following the date ReliaStar Life receives proof of death and a written request from the Beneficiary for a single sum payment or an annuity form permitted by Section 72(s) of the Code.

Fixed Account. The Fixed Account is the general account of ReliaStar Life, which consists of all assets of ReliaStar Life other than those allocated to separate accounts of ReliaStar Life.

Fixed Annuity. An annuity with payments that do not vary as to dollar amount.

Funds. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Subaccount invests.

Qualified Plan. A retirement plan under Sections 401, 408 or 408A or some provisions of 403 and 457 of the Code.

Specified Contract Anniversary. Each consecutive six year anniversary date measured from the date the contract was issued. The Specified Contract Anniversary is used to determine the Death Benefit payable if the Contract Owner dies before the Annuity Commencement Date. (See "Death Benefit Before the Annuity Commencement Date.")

Subaccount. That portion of the Variable Account which invests in shares of a specific Fund.

Subaccount Accumulation Unit. A unit of measure used to determine the Variable Account Contract Value before annuity payments start.

Successor Beneficiary. The person named to become the Beneficiary if the Beneficiary is not alive.

Valuation Date. Each day on which the New York Stock Exchange is open for business except for a day that a Subaccount's corresponding Fund does not value its shares. ReliaStar Life reserves the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

Valuation Period. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date (normally at 4.00 p.m., Eastern Time) and ending at the close of business on the next Valuation Date (normally at 4:00 p.m., Eastern Time). ReliaStar Life reserves the right to revise the definition of Valuation Period as needed in accordance with applicable federal securities laws and regulations.

Variable Account. A separate account of ReliaStar Life consisting of assets set aside by ReliaStar Life, the investment performance of which is kept separate from that of the general assets of ReliaStar Life.

Variable Annuity. A series of periodic payments to the contract payee that will vary in amount, primarily based on the investment results of the Subaccounts under the contract.

Variable Annuity Unit. A unit of measure used in the calculation of the second and each subsequent Variable Annuity payment from the Variable Account.

SUMMARY OF CONTRACT EXPENSES

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. See "CHARGES MADE BY RELIASTAR LIFE" for additional information about each of these fees and expenses.

Maximum Contract Owner Transaction Expenses. The following table describes the fees and expenses you will pay at the time you buy the contract, surrender the contract or make transfers between the Subaccounts or to the Fixed Account. State premium taxes may also be deducted. See "Premium and Other Taxes."

Sales Charge Imposed on Purchases	None
Maximum Surrender Charge [a]	6.00%
Partial Surrender Fee [b]	2.00% of the partial surrender amount, up to $25.00
Transfer Charge [c]	$25.00

Periodic Fees and Expenses. The following table describes the fees and expenses you will pay periodically during the time you own the contract, not including Fund fees and expenses.

Annual Contract Charge	$30.00

Variable Account Annual Expenses (as a percentage of average Variable Account Contract Value):

Mortality and Expense Risk Premiums	1.25%
Administration Charge	0.15%
Total Variable Account Annual Expenses	1.40%

(a) The surrender charge is percentage of amounts surrendered attributable to purchase payments made in the last six Contract Years. The percentage declines over time. In certain situations amounts can be surrendered without any surrender charge. See "Surrender Charge (Contingent Deferred Sales Charge)."

(b) ReliaStar Life currently does not assess this fee. See "Partial Surrenders."

(c) ReliaStar Life currently imposes this charge only on transfers after the 12th transfer in a Contract Year. See "Transfer Charge."

Expenses of the Funds. The following table shows the minimum and maximum total gross annual Fund expenses that you may pay during the time you own the contract. Fund expenses vary from Fund to Fund and may change from year to year. **For more detail about a Fund's fees and expenses, review the Fund's prospectus. See also "Expenses of the Funds."**

	Minimum	Maximum
Total Gross Annual Fund Expenses [(d)] (deducted from Fund assets)	0.26%	1.25%

Total gross annual Fund expenses are deducted from amounts that are allocated to the Fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including ReliaStar Life and its affiliates, for administrative and Contract Owner services provided on behalf of the Fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of Fund shares.

If a Fund is structured as a "Fund of Funds," total gross annual Fund expenses also include the fees associated with the Fund or Funds in which it invests. Because of this a Fund that is structured as a "Fund of Funds" may have higher fees and expenses than a Fund that invests directly in debt and equity securities. **For a list of the "Fund of Funds" available through the contract, see the chart of Funds available through the Variable Account on page 10.**

(d)   Some Funds that are available through the contract have contractual arrangements to waive and/or reimburse certain Fund fees and expenses. The minimum and maximum total gross annual Fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

Examples. These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, periodic fees and expenses, including the annual contract charge of $30.00 (converted to a percentage of assets equal to 0.0156%), and Fund fees and expenses.

Example 1: The following examples assume that you invest $10,000.00 in the contract for the time periods indicated. The examples also assume that your investment has a 5.00% return each year and assume the **maximum** Fund fees and expenses without taking into account any expense reimbursements or fee waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
If you surrender your contract at the end of the applicable time period:	$884.00	$1,370.00	$1,882.00	$3,134.00
If you annuitize your contract at the end of the applicable time period:*	$884.00	$870.00	$1,482.00	$3,134.00
If you do not surrender your contract at the end of the applicable time period:	$284.00	$870.00	$1,482.00	$3,134.00

Example 2: The following examples assume that you invest $10,000.00 in the contract for the time periods indicated. The examples also assume that your investment has a 5.00% return each year and assume the **minimum** Fund fees and expenses without taking into account any expense reimbursements or fee waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
If you surrender your contract at the end of the applicable time period:	$784.00	$1,071.00	$1,383.00	$2,133.00
If you annuitize your contract at the end of the applicable time period:*	$784.00	$571.00	$983.00	$2,133.00
If you do not surrender your contract at the end of the applicable time period:	$184.00	$571.00	$983.00	$2,133.00

ReliaStar Life and certain of its insurance company affiliates offers other variable annuity contracts that also invest in the Funds. These contracts may have charges that could affect the value of their Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent/registered representative or call 1-877-884-5050.

For performance information and Condensed Financial Information, see Appendix C.

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* If the contract's Annuity Commencement Date occurs during the first two Contract Years following the date the contract was issued, a surrender charge is deducted and the expenses shown in year one reflect this deduction.

RELIASTAR LIFE

ReliaStar Life is a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. ReliaStar Life offers individual life insurance and annuities, employee benefits and retirement contracts. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401 (612-372-5597).

ReliaStar Life is an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"). ING Groep N.V. is a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. Although ReliaStar Life is a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ReliaStar Life.

The contracts described in this prospectus are nonparticipating. The capital and surplus of ReliaStar Life should be considered as bearing only upon the ability of ReliaStar Life to meet its obligations under the contracts.

ReliaStar Life is a member of the Insurance Marketplace Standard Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Regulatory Developments -- ReliaStar Life and the Industry

As with many financial services companies, ReliaStar Life and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, ReliaStar Life and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. ReliaStar Life and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving ReliaStar Life. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which ReliaStar Life is engaged. In light of these and other developments, U.S. affiliates of ING, including ReliaStar Life, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual Funds and variable insurance products. This activity has primarily focused on inappropriate trading of Fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on Fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual Fund trading in ING insurance, retirement, and mutual Fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual Funds within the variable insurance and mutual Fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of ReliaStar Life with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to ReliaStar Life or certain ING affiliates before investigations relating to Fund trading are completed. The potential outcome of such action is difficult to predict but could subject ReliaStar Life or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including ReliaStar Life.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including ReliaStar Life.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes certain requirements relating to non-qualified annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Code. **See FEDERAL TAX STATUS, page 30, for further discussion of some of these requirements.** Failure to administer certain non-qualified product features (for example, contractual annuity dates) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject ReliaStar Life to administrative penalties, unanticipated remediation or other claims and costs.

THE VARIABLE ACCOUNT

The Variable Account is a separate account of ReliaStar Life established by the Board of Directors of ReliaStar Life on November 12, 1981, pursuant to the laws of the State of Minnesota. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, ReliaStar Life or the Funds. ReliaStar Life has complete ownership and control of the assets in the Variable Account, but these assets are held separately from ReliaStar Life's other assets and are not part of ReliaStar Life's general account.

The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities incurred in any other business that ReliaStar Life may conduct. ReliaStar Life has the right to transfer to its general account any assets of the Variable Account that are in excess of such reserves and other liabilities. The income, if any, and gains and losses, realized or unrealized, of the Variable Account will be credited to or charged against the Variable Account in accordance with the contracts supported by the Variable Account, without regard to the other income, gains or losses of ReliaStar Life.

Purchase payments allocated to the Variable Account under a contract are invested in one or more Subaccounts of the Variable Account, as selected by you, the Owner. The future Variable Account Contract Value depends primarily on the investment performance of the Funds whose shares are held in the Subaccounts selected.

INVESTMENTS OF THE VARIABLE ACCOUNT

When you apply for a contract, you can allocate purchase payments to one or more of the available Subaccounts. Each Subaccount invests in shares of one of the Funds at its net asset value. As Owner, you can change a purchase payment allocation for future purchase payments and can transfer all or part of the values in a Subaccount to another Subaccount. An Owner may make transfers to the Fixed Account from the Variable Account at any time. The following chart lists the Funds that are available through the Variable Account.

Certain of these Funds that are available through the Variable Account are structured as "Fund of Funds." A "Fund of Funds" may have higher fees and expenses than a Fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying Funds in which they invest. The "Fund of Funds" available through the contract are identified below.

Funds Available Through the Variable Account

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP *Contrafund*® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Artio Foreign Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^SM Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)*
- ING Global Resources Portfolio (Class I)
- ING Growth and Income Portfolio II (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I)*
- ING LifeStyle Growth Portfolio (Class I)*
- ING LifeStyle Moderate Growth Portfolio (Class I)*
- ING LifeStyle Moderate Portfolio (Class I)*
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class I
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Total Return Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class I)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value Portfolio (I Class)
- ING JPMorgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell^TM Large Cap Growth Index Portfolio (Class I)
- ING Russell^TM Large Cap Index Portfolio (Class I)
- ING Russell^TM Large Cap Value Index Portfolio (Class I)
- ING Russell^TM Mid Cap Growth Index Portfolio (Class I)
- ING Russell^TM Small Cap Index Portfolio (Class I)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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*   These Funds are structured as "Fund of Funds." See the "Expenses of the Funds" table and "Expenses of the Funds" for more information about "Fund of Funds."

Certain Funds available through the Variable Account have names, investment objectives and policies similar to the names, investment objectives and policies of other Funds managed by the Fund's investment adviser. The investment results of a Fund, however, may be higher or lower than those of other Funds managed by the same adviser. There can be no assurance, and no representation is made, that the investment results of any Fund will be comparable to those of another Fund managed by the same investment adviser.

See Appendix B to this prospectus for more information about the Funds available through the Variable Account, including information about each Fund's investment adviser/subadviser and investment objective. More detailed information about each Fund, including information about their investment risks and fees and expenses, can be found in the Fund's current prospectus and Statement of Additional Information. The Fund prospectuses should be read carefully before any allocation to, or transfers among, the Subaccounts. **You may obtain these documents by contacting us at the ING Customer Service Center.**

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

ReliaStar Life reserves the right, subject to compliance with the law, to offer additional Funds.

The Funds are available to registered separate accounts of ReliaStar Life and to insurance companies other than ReliaStar Life, offering variable annuity contracts and variable life insurance policies. ReliaStar Life currently does not foresee any disadvantages to Owners resulting from the Funds selling shares to fund products other than the contracts. However, there is a possibility that a material conflict may arise between Owners whose Contract Values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by ReliaStar Life or by such other companies whose assets are allocated to one or more other separate accounts investing in any one of the Funds. In the event of a material conflict, ReliaStar Life will take any necessary steps, including removing the Fund from the Variable Account, to resolve the matter. The Board of Directors or Trustees of each Fund will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Fund prospectus for more information.

The Funds available for investment in the Separate Account during the income phase may be different than those available for investment during the payout phase. For information about the Funds available during the payout phase, please contact the ING Customer Service Center.

Reinvestment

The Funds have, as a policy, the distribution of income, dividends and capital gains. However, under the contracts there is an automatic reinvestment of such distributions.

Addition, Deletion or Substitution of Fund Shares

ReliaStar Life reserves the right, subject to applicable law and any required regulatory approvals, to make additions to, deletions from or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase:
- ReliaStar Life reserves the right to establish additional Subaccounts of the Variable Account each of which would invest in shares corresponding to a new or another investment company portfolio or delete Subaccounts. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by ReliaStar Life.

- ReliaStar Life may, in its sole discretion, eliminate one or more Subaccounts, combine two or more Subaccounts or close such Subaccounts to new premium or transfers, if marketing needs, tax or regulatory considerations or investment conditions warrant. ReliaStar Life will notify you in advance by a supplement to this prospectus if it closes a Subaccount. If ReliaStar Life eliminates, closes or combines a Subaccount or if a Subaccount is otherwise unavailable for new investment, all future premiums directed to the Subaccount that was eliminated, closed or combined or otherwise unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting the ING Customer Service Center. See also the "Transfers" section of this prospectus for information about making Subaccount allocation changes;
- If the shares of a Fund are closed or otherwise no longer available for investment, or if, in ReliaStar Life's judgment, further investment in a Fund should become inappropriate in view of the purposes of the Variable Account or when, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant, ReliaStar Life may redeem the shares of that Fund and substitute shares of another registered open-end investment company. The new Funds may have higher fees and charges than the ones they replaced.

In the event of any such substitution, deletion or change, ReliaStar Life may make such changes as may be necessary or appropriate to reflect such substitution, deletion or change. If all or a portion of your investments are allocated to any of the current Funds that are being substituted for or deleted on the date such action is announced, you may transfer the portion of the Accumulation Value affected without payment of a transfer charge to available Subaccounts.

ReliaStar will not make a change, until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC, and approved, if necessary, by the appropriate state insurance department(s). ReliaStar will notify you of any changes.

If deemed by us to be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act, it may be deregistered under the 1940 Act in the event such registration is no longer required or it may be combined with our other separate accounts.

CHARGES MADE BY RELIASTAR LIFE

ReliaStar Life deducts the charges described below to cover our costs and expenses, the services we provide and the risks we assume under the contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Surrender Charge (Contingent Deferred Sales Charge)

No deduction for a sales charge is made from purchase payments. However, a surrender charge (which may be deemed a contingent deferred sales charge) may be assessed. This charge is intended to reimburse ReliaStar Life for expenses relating to the sale of the contracts, including commissions to sales personnel, costs of sales material and other promotional activities and sales administration costs.

If part or all of a contract's value is surrendered or, except for contracts issued in the State of Washington, if the contract's Annuity Commencement Date occurs within the first two years after the contract is issued, surrender charges may be assessed by ReliaStar Life.

In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn will be the amount you specified, adjusted by any applicable surrender charge.

Computation of Surrender Charges -- For purposes of determining surrender charges, surrenders shall first be taken from Old Purchase Payments until they are exhausted, then from New Purchase Payments until they are exhausted and thereafter from Contract Earnings.

- "New Purchase Payments" are those contract purchase payments received by ReliaStar Life during the Contract Year in which the surrender occurs or in the five immediately preceding Contract Years;

- "Old Purchase Payments" are those contract purchase payments not defined as New Purchase Payments; and

- "Contract Earnings" at any Valuation Date is the Contract Value less the sum of New Purchase Payments and Old Purchase Payments.

Total Surrenders; Amount of Surrender Charge -- The surrender charge for a total surrender is determined by multiplying the amount of each New Purchase Payment surrendered, that is not eligible for a free surrender, by the applicable surrender charge percentage as set forth in the following table:

<table>
<tr><th colspan="2">Surrender Charge Percentage Table</th></tr>
<tr><th>Contract Year of Surrender
Minus Contract Year of
Purchase Payment</th><th>Surrender Charge as a
Percentage of Each
Purchase Payment</th></tr>
<tr><td>0-1</td><td>6.00%</td></tr>
<tr><td>2-3</td><td>5.00%</td></tr>
<tr><td>4-5</td><td>4.00%</td></tr>
<tr><td>6 and later</td><td>0.00%</td></tr>
</table>

Free Surrenders -- Surrenders taken from the following amounts ("Free Surrenders") are not subject to a surrender charge during any Contract Year: (1) any Old Purchase Payments not already surrendered; (2) 10.00% of all New Purchase Payments that have been received by ReliaStar Life (with the exception of systematic withdrawals, this does not apply to surrenders made during the first Contract Year nor to any surrenders after the first surrender made in each Contract Year thereafter); and (3) any contract earnings being surrendered.

Partial Surrenders -- The amount of the partial surrender subject to a surrender charge is determined by dividing (1) the portion of each New Purchase Payment to be surrendered that is not eligible for a Free Surrender by (2) one minus the applicable surrender charge percentage from the Surrender Charge Percentage Table set forth above. The resulting amount for each New Purchase Payment to be surrendered is then multiplied by the applicable surrender charge percentage from the Surrender Charge Percentage Table shown above to arrive at the amount of surrender charge to be assessed. The total of the amount surrendered will be subject to the surrender charge.

If the surrender charge is less than the Contract Value that remains immediately after surrender, it will be deducted proportionately from the Subaccounts that make up such Contract Value. If the surrender charge is more than such remaining Contract Value, the portion of the surrender charge that can be deducted from such remaining Contract Value will be so deducted and the balance will be deducted from the surrender payment. In computing surrenders, any portion of a surrender charge that is deducted from the remaining Contract Value will be deemed a part of the surrender.

In addition, ReliaStar Life reserves the right to assess a partial surrender fee. This fee is the lesser of 2.00% of the partial surrender amount or $25.00. ReliaStar Life currently does not assess this fee.

Annual Contract Charge

Each year on the Contract Anniversary, ReliaStar Life deducts an annual contract charge of $30.00 from the Contract Value. ReliaStar Life will not increase the annual contract charge. In any Contract Year when a contract is surrendered for its full value on other than the Contract Anniversary, the annual contract charge will be deducted at the time of such surrender. If a Fixed Annuity payment or a Variable Annuity payment is selected, then the annual contract charge will be assessed and deducted in equal installments from each annuity payment. When more than one annuity is selected, then a separate annual contract charge will be assessed against each annuity.

Waiver of Charges

Waiver of Annual Contract Charge -- ReliaStar Life reserves the right to waive the annual contract charge for contracts applied for on or after September 1, 1998 where the cumulative purchase payments, less any cumulative partial surrenders, exceed $50,000.00. ReliaStar Life reserves the right to reinstate the annual contract charge on contracts previously qualifying for the waiver, if the cumulative purchase payments, less any cumulative partial surrenders, equals or falls below $50,000.00 or if ReliaStar Life withdraws the waiver of the charge.

ReliaStar Life will not waive the annual contract charges assessed and deducted from annuity payments.

Waiver of Surrender Charge -- Under certain circumstances as defined in the contract and the rider(s) related to the provisions below, beginning one year after the effectiveness of the rider(s) ReliaStar Life will permit the Contract Owner to access his or her money in the contract. ReliaStar Life will permit a full or partial surrender without a surrender charge (1) if the Contract Owner becomes terminally ill; (2) if the Contract Owner becomes confined to a skilled nursing facility or hospital; and (3) if and so long as the Contract Owner is disabled. If the Contract Owner is unemployed for at least 90 consecutive days the Owner can take, on a one time basis, up to 50.00% of the Contract Value of the contract without incurring a surrender charge.

These waivers are subject to the specific provisions of the rider(s) and may not be available in all states.

Mortality Risk Premium

The Variable Annuity payments made to Annuitants will vary in accordance with the investment performance of the Subaccounts selected by the Owner. However, they will not be affected by the mortality experience (death rate) of persons receiving annuity payments from the Variable Account. ReliaStar Life assumes this "mortality risk" and has guaranteed the annuity rates incorporated in the contract, which cannot be changed.

To compensate ReliaStar Life for assuming this mortality risk and the mortality risk that Beneficiaries of Annuitants dying before the Annuity Commencement Date may receive amounts in excess of the then current Contract Value (see "Death Benefit Before the Annuity Commencement Date"), ReliaStar Life deducts a mortality risk premium from the Variable Account Contract Value. The deduction is made daily in an amount that is equal to an annual rate of 0.85% of the daily Contract Values under the Variable Account.

Once it is set, ReliaStar Life may not change the rate charged for the mortality risk premium under any contract.

Expense Risk Premium

ReliaStar Life will not increase charges for administrative expenses regardless of its actual expenses. To compensate ReliaStar Life for assuming this expense risk, ReliaStar Life deducts an expense risk premium from the Variable Account Contract Value. The deduction is made daily in an amount that is equal to an annual rate of 0.40% of the daily Variable Account Contract Values.

Once it is set, ReliaStar Life may not change the rate of the expense risk premium under any contract.

Administration Charge

ReliaStar Life deducts a daily administration charge from the Variable Account Contract Value in an amount equal to an annual rate of 0.15% of the daily Contract Values under the Variable Account. This charge is deducted to reimburse ReliaStar Life for the cost of providing administrative services under the contracts and the Variable Account. ReliaStar Life may not change the rate of the administration charge under any contract.

Once it is set, ReliaStar Life may not change the rate of the administration charge under any contract.

Transfer Charge

ReliaStar Life currently assesses a transfer charge of $25.00 per transfer for transfers between the Subaccounts or the Fixed Account after the 12th transfer in a Contract Year. We reserve the right to charge up to $25.00 on all transfers and to limit the number of transfers.

Premium and Other Taxes

Various states and other governmental entities levy a premium tax, currently ranging up to 3.50%, on annuity contracts issued by insurance companies. If the Owner of the contract lives in a governmental jurisdiction that levies such a tax, ReliaStar Life will pay the taxes when due and reserves the right to deduct the amount of the tax either from purchase payments as they are received or from the Contract Value at the Annuity Commencement Date (immediately before the Contract Value is applied to an annuity form) as permitted or required by applicable law.

Premium tax rates are subject to change from time to time by legislative and other governmental action. The timing of tax levies also varies from one taxing authority to another. Consequently, in many cases the purchaser of a contract will not be able to accurately determine the premium tax applicable to the contract. ReliaStar Life reserves the right to deduct charges for any other tax or economic burden resulting from the application of the tax laws that it determines to be applicable to the contract.

General: Reduction or Waiver of Charges or Minimum Purchase Payments

Any of the charges under the contract, as well as the minimum purchase payment requirements set forth in this prospectus, may be reduced due to special circumstances that result in lower sales, administrative or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to ReliaStar Life's policy and Contract Owners or those of affiliated insurance companies or sales to employees or clients of ReliaStar Life or ReliaStar Life's affiliates. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected policy or Contract Owners and owners of all other contracts funded by the Variable Account.

Expenses of the Funds

As shown in the Fund prospectuses and described in the "Expenses of the Funds" table of this prospectus, each Fund deducts management fees from the amounts allocated to the Funds. In addition, each Fund deducts other expenses which may include service fees that may be used to compensate service providers, including ReliaStar Life and its affiliates, for administrative and Contract Owner services provided on behalf of the Fund. Furthermore, certain Funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. **For a more complete description of the Funds' fees and expenses, review each Fund's prospectus.**

ReliaStar Life or its U.S. affiliates receives substantial revenue from each of the Funds or the Funds' affiliates, although the amount and types of revenue vary with respect to each of the Funds offered through the contract. This revenue is one of several factors ReliaStar Life considers when determining the contract fees and charges and whether to offer a Fund through our contracts. **Fund revenue is important to ReliaStar Life's profitability, and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to Funds managed by Directed Services LLC or other ReliaStar Life affiliates, which Funds may or may not also be subadvised by another company affiliate. Assets allocated to Funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated Funds generate the least amount of revenue. ReliaStar Life expects to make a profit from this revenue to the extent it exceeds its expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. Affiliated Funds are (a) Funds managed by Directed Services LLC or other company affiliates, which Funds may or may not also be subadvised by another company affiliate; and (b) Funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by ReliaStar Life from affiliated Funds may include:
- A share of the management fee deducted from Fund assets;
- Service fees that are deducted from Fund assets;
- For certain share classes, ReliaStar Life or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from Fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the Fund by ReliaStar life or a percentage of the Fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated Funds subadvised by unaffiliated third parties, any sharing of the management fee between ReliaStar Life and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fees has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with ReliaStar Life.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated Funds or their affiliates is based on an annual percentage of the average net assets held in that Fund by ReliaStar Life. Some unaffiliated Funds or their affiliates pay us more than others and some of the amounts ReliaStar Life receives may be significant.

Revenues received by ReliaStar Life from unaffiliated Funds and/or their affiliates may include:
- For certain Funds, compensation paid from 12b-1 fees or service fees that are deducted from Fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the Funds or their affiliates, such as processing purchase and redemption requests, and mailing Fund prospectuses, periodic reports and proxy materials. These additional payments may be used by us to finance distribution of the contract.
- For certain Funds, compensation paid from 12b-1 fees or service fees that are deducted from Fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the Funds or their affiliates, such as processing purchase and redemption requests and mailing Fund prospectuses, periodic reports and proxy materials. These additional payments may be used by us to finance distribution of the policy.

These revenues are received as cash payments, and if the three unaffiliated Fund families currently offered through the contract were individually ranked according to the total amount they paid to ReliaStar Life or its affiliates in 2008, that ranking would be as follows:

- Fidelity® Variable Insurance Product Portfolios;
- Neuberger Berman AMT Portfolios®; and
- American Funds Insurance Series.

The amounts received from the American Funds may be offset by amounts we pay to the American Funds for marketing assistance, education and training related to the American Funds.

If the revenues received from affiliated Funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated Funds described above, affiliated and unaffiliated Funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a Fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to:

- Co-branded marketing materials;
- Targeted marketing sales opportunities;
- Training opportunities at meetings;
- Training modules for sales personnel; and
- Opportunity to host due diligence meetings for representatives and wholesalers.

Certain Funds that are available through the Variable Account are structured as "Fund of Funds." These Funds may have higher fees and expenses than a Fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying Funds in which they invest. These Funds are affiliated Funds and the underlying Funds in which they invest may be affiliated Funds as well. The Fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying Fund or Funds. The "Fund of Funds" available through the contract are identified in the list of Funds available through the Variable Account on page 10.

Please note that certain management personnel and other employees of ReliaStar Life or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. **See "Distribution of the Contract."**

ADMINISTRATION OF THE CONTRACTS

ReliaStar Life assumes the responsibilities of performing certain administrative functions relating to the contracts and the Variable Account. These functions include, among other things, maintaining the books and records of the Variable Account and the Subaccounts and maintaining records of the name, address, taxpayer identification number, contract number, type of contract issued to each Owner, Contract Value and other pertinent information necessary to the administration and operation of the contracts. These administrative functions are located at the ING Customer Service Center, P.O. Box 5050, Minot, North Dakota 58703; Telephone 1-877-884-5050.

THE CONTRACTS

The contracts are designed for sale as non-qualified contracts and also for retirement plans that may be Qualified Plans. A single purchase payment can be made for a deferred annuity or subsequent purchase payments can be made up to the maximum level of funding set forth below. The minimum amount ReliaStar Life will accept as an initial purchase payment is $5,000.00 for non-qualified contracts and $2,000.00 for qualified contracts. ReliaStar Life may choose not to accept any subsequent purchase payment for a non-qualified contract if it is less than $500.00 and for a qualified contract if it is less than $200.00. ReliaStar Life may also choose not to accept any subsequent purchase payment if the purchase payment together with the Contract Value at the next Valuation Date exceeds $1,000,000.00. Any purchase payment not accepted by ReliaStar Life will be refunded. ReliaStar Life reserves the right to accept smaller or larger initial and subsequent purchase payments in connection with special circumstances, such as sales through group or sponsored arrangements.

Factors to Consider in the Purchase Decision

The decision to purchase the contract should be discussed with a qualified financial representative and tax adviser, making sure that you understand the Subaccounts it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with a qualified financial representative and tax adviser, you consider an investment in the contract.

- **Long-Term Investment** - This contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may expose you to surrender charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time your purchase payments are left in the contract. You should not purchase the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
- **Investment Risk** - The value of the Funds available under the contract may fluctuate with the markets and interest rates. You should not purchase the contract in order to invest in the Funds if you cannot risk getting back less money than you put in.
- **Features and Fees** - The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
- **Exchanges** - If the contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of surrender charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.
- **Tax Favored Arrangement** - If you are purchasing the contract through a tax favored arrangement, including Individual Retirement Annuities ("IRAs") and Roth IRAs, you should carefully consider the costs and benefits of the contract (including annuity income benefits) before purchasing the contract. Under the Federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in relation to a Qualified Plan, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the Qualified Plan itself. However, annuities do provide other features and benefits (such as the Death Benefit or the option of lifetime annuity payments at established rates) that may be valuable to you. You should discuss your alternatives with a qualified tax adviser or registered representative taking into account the additional fees and expenses you may incur in an annuity.

There may be differences in your contract (such as differences in fees, charges and benefits) from the one described in this prospectus because of the requirements of the state where ReliaStar issued your contract. Consult your contract for its specific terms.

OTHER PRODUCTS

ReliaStar Life and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same Funds. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact the ING Customer Service Center or your agent/registered representative.

Allocation of Purchase Payments

Purchase payments can be allocated by the Owner to one or more of the available Subaccounts of the Variable Account (see "Funds Available Through the Variable Account,") and/or to the Fixed Account (see Appendix A). The Fixed Account is not available to Contract Owners in the States of Maryland, Oregon, South Carolina and Washington. Any purchase payment or portion thereof for which no allocation election is made will be returned to the Owner.

The initial purchase payment will be allocated not later than two business days after receipt, if the application and all information necessary for processing the contract are complete. ReliaStar Life may retain purchase payments for up to five business days while attempting to complete an incomplete application. If the application cannot be made complete within this period, the applicant will be informed of the reasons for the delay and the purchase payment will be returned immediately. Once the completed application is received, the payment must be allocated within two business days according to the applicant's premium allocation instructions. ReliaStar Life will make inquiry to discover any missing information related to subsequent payments. For any subsequent purchase payments, the payments will be credited at the Subaccount accumulation unit value next determined after receipt of the purchase payment.

If the applicant's most recent premium allocation instructions includes a Fund that corresponds to a Subaccount that is closed to new investment or is otherwise unavailable, net premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable Fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting the ING Customer Service Center. See also the "**Transfers"** section of this prospectus for information about making Subaccount allocation changes.

Upon allocation to Subaccounts of the Variable Account, a purchase payment is converted into accumulation units of the Subaccount. The amount of the purchase payment allocated to a particular Subaccount is divided by the value of an accumulation unit for the Subaccount to determine the number of accumulation units of the Subaccount to be held in the Variable Account with respect to the contract. The net investment results of each Subaccount vary primarily with the investment performance of the Fund whose shares are held in the Subaccount.

A Fund may impose a minimum purchase requirement. If that minimum purchase requirement exceeds the aggregate of all purchase payments received by ReliaStar Life, less any redemption of Fund shares resulting from transfers or surrenders, on any given day that are to be applied to a Subaccount for the purchase of shares of such Fund, such purchase payments will be refunded.

Subaccount Accumulation Unit Value

Each Subaccount Accumulation Unit is generally initially valued at $10.00 when the first Fund shares were purchased. Thereafter the value of each Subaccount Accumulation Unit will vary up or down according to a net investment factor, which is primarily based on the investment performance of the applicable Fund. Fund shares in the Subaccounts will be valued at their net asset value.

Dividend and capital gain distributions from a Fund will be automatically reinvested in additional shares of such Fund and allocated to the appropriate Subaccount. The number of Subaccount Accumulation Units does not increase because of the additional shares, but the accumulation unit value may increase.

Net Investment Factor

The net investment factor is an index number which reflects charges under the contract and the investment performance during a Valuation Period of the Fund whose shares are held in the particular Subaccount. If the net investment factor is greater than one, the value of a Subaccount Accumulation Unit has increased. If the net investment factor is less than one, the value of a Subaccount Accumulation Unit has decreased. The net investment factor is determined by dividing (1) by (2) then subtracting (3) from the result, where:

(1) Is the net result of:
    (a) the net asset value per share of the Fund shares held in the Subaccount, determined at the end of the current Valuation Period, plus
    (b) the per share amount of any dividend or capital gain distributions made on the Fund shares held in the Subaccount during the current Valuation Period, plus or minus
    (c) a per share charge or credit for any taxes reserved for which ReliaStar Life determines to have resulted from the investment operations of the Subaccount and to be applicable to the contract;
(2) Is the net result of:
    (a) the net asset value per share of the Fund shares held in the Subaccount, determined at the end of the last prior Valuation Period, plus or minus
    (b) a per share charge or credit for any taxes reserved for during the last prior Valuation Period which ReliaStar Life determines to have resulted from the investment operations of the Subaccount and to be applicable to the contract; and
(3) Is a factor representing the mortality risk premium, the expense risk premium and the administration charge deducted from the Subaccount which factor is equal, on an annual basis, to 1.40% of the daily net asset value of the Subaccount.

Death Benefit Before the Annuity Commencement Date

If the Owner, including any joint Owner, dies before the Annuity Commencement Date, the Beneficiary will be entitled to receive the Death Benefit. The Death Benefit will be:

(1) If any Owner (including the Annuitant) dies on or before the first day of the month following the Owner's 85th birthday, the greater of (a) the Contract Value on the Death Benefit Valuation Date; or (b) the sum of the purchase payments received by ReliaStar Life under the contract to the Death Benefit Valuation Date, less any surrender payments previously made by ReliaStar Life; or (c) the Contract Value on the Specified Contract Anniversary (immediately preceding the Owner's death), plus any Purchase Payments and reduced by any surrender payments since that anniversary;
(2) If any Owner (including the Annuitant) dies after the first day of the month following the Owner's 85th birthday, the Contract Value on the Death Benefit Valuation Date.

If a single sum is requested, it will be paid within seven days after the Death Benefit Valuation Date. If an annuity form is requested, it may be any annuity form permitted by Section 72(s) of the Code and that ReliaStar Life is willing to issue. An annuity form selection must be in writing and must be received by ReliaStar Life within 60 days after the date of the Owner's death, otherwise the Death Benefit as of the Death Benefit Valuation Date will be paid in a single sum to the Beneficiary and the contract will be canceled.

If the only Beneficiary is the Owner's surviving spouse, such spouse may continue the contract as the Owner and then (1) select a single sum payment or (2) select any annuity form that does not exceed such spouse's life expectancy.

If the Beneficiary elects to receive annuity payments under an annuity form, the amount and duration of payments may vary depending on the annuity form selected and whether Fixed and/or Variable Annuity payments are requested. (See "Annuity Provisions.") Repayments cannot extend beyond the life or life expectancy of the Beneficiary.

Death Benefit After the Annuity Commencement Date

If the Annuitant dies after the Annuity Commencement Date, the Death Benefit, if any, shall be as stated in the annuity form in effect.

Surrender (Redemption)

If a written request is received by ReliaStar Life from the Owner before the Annuity Commencement Date, all or part of the Contract Value will be paid to the Owner after deducting any applicable surrender charge and taxes. (See "Surrender Charge (Contingent Deferred Sales Charge).")

Partial surrenders must be at least $500.00. No partial surrender can cause the Contract Value to fall below $1,000.00. If a total surrender occurs other than on a Contract Anniversary, the annual contract charge will be deducted from the Contract Value before the surrender payment is made. ReliaStar Life reserves the right to assess a processing fee not to exceed the lesser of 2.00% of the partial surrender amount or $25.00. No processing fee will be charged in connection with total surrenders.

ReliaStar Life may require that the contract be returned before a surrender takes place. A surrender will take place on the next Valuation Date after the requirements for surrender are completed and payment will be made within seven days after such Valuation Date. Unless the Owner requests a partial surrender to be made from the Fixed Account or particular Subaccounts, a partial surrender will be taken proportionately from the Fixed Account and all Subaccounts on a basis that reflects their proportionate percentage of the Contract Value.

If the Contract Value after all charges is less than $1,000.00, ReliaStar Life can cancel the contract on any Contract Anniversary or, if such Contract Anniversary is not a Valuation Date, on the next Valuation Date thereafter by paying to the Owner the Contract Value as of such Valuation Date.

If the contract was purchased as a "tax-sheltered annuity" under Section 403(b) of the Code, it is subject to certain restrictions on redemption imposed by Section 403(b)(11) of the Code. (See "Section 403(b) Tax-Sheltered Annuities.")

Surrender payments may be taxable and in addition may be subject to a 10.00% tax penalty if before age 59½. Consideration should be given to the tax implications of a surrender before making a surrender request, including a surrender in connection with a Qualified Plan.

Systematic Withdrawals

Systematic withdrawals, which are a specialized form of partial surrenders (see "Surrender (Redemption)"), are offered for both Qualified Plan contracts and for non-qualified contracts. The Owner may elect to take systematic withdrawals from Subaccounts by surrendering a specified dollar amount or percentage of cumulative purchase payments on a monthly, quarterly, semi-annual or annual basis. The minimum amount of any systematic withdrawal is $100.00. Systematic withdrawals can be taken from Variable Account Contract Value and/or Fixed Account Contract Value. A surrender charge will be imposed on the amount of any systematic withdrawal, which is not a Free Surrender. (See "Surrender Charge (Contingent Deferred Sales Charge).") Systematic withdrawals can be discontinued by the Owner if the Contract Value falls below $10,000.00 or at any time by writing to ReliaStar Life's administrative office in Minot, North Dakota.

ReliaStar Life reserves the right to modify or discontinue offering systematic withdrawals; however, any such modification or discontinuation will not affect any systematic withdrawal programs already commenced. While ReliaStar Life does not currently charge a processing fee for partial surrenders under this program, it reserves the right to charge a processing fee not to exceed the lesser of 2.00% of the systematic withdrawal payment or $25.00.

Systematic withdrawals may be subject to tax, including a penalty tax, and you should consult with a qualified tax adviser before requesting any systematic withdrawal. (See "Taxation of Annuities.")

Contract Owners interested in participating in the systematic withdrawal program can obtain a separate application form and full information about the program and its restrictions from their registered representative.

Transfers

Before the Annuity Commencement Date, the Owner may transfer amounts between Subaccounts or from the Subaccounts to the Fixed Account subject to certain conditions ReliaStar Life or the Funds may impose. See "Limits on Frequent or Disruptive Transfers." Subject to certain restrictions, amounts may also be transferred from the Fixed Account to the Subaccounts. Currently, these are our methods by which transfers may be made: in writing, by telephone or fax, by dollar cost averaging and by portfolio rebalancing.

Written Transfers

Before the Annuity Commencement Date -- Before the Annuity Commencement Date the Owner may request a transfer in writing, subject to any conditions or charges the Funds whose shares are involved may impose, of all or part of a Subaccount's value to other Subaccounts or to the Fixed Account. The transfer will be made on the first Valuation Date after the request for such a transfer is received by ReliaStar Life. Before the Annuity Commencement Date, transfers may also be made from the Fixed Account to the Variable Account, provided, that:
- Transfers may only be made during the period starting 30 days before and ending 30 days after the Contract Anniversary and only one transfer may be made during each such period;
- No more than 50.00% of the Fixed Account Contract Value may be the subject of any such transfer (unless the balance, after such transfer, would be less than $1,000.00, in which case the full Fixed Account Contract Value may be transferred); and
- Such transfer must involve at least $500.00 (or the total Fixed Account Contract Value, if less).

Currently, there is a $25.00 charge for each transfer in excess of 12 per Contract Year, plus any charge that may be made by the Funds. For purposes of this restriction, reallocations pursuant to the ReliaStar Life dollar cost averaging, portfolio rebalancing and systematic withdrawal services currently do not constitute transfers and multiple transfers on a single day currently constitute a single transfer. ReliaStar Life reserves the right to charge a transfer fee not to exceed $25.00 per transfer on any transfer and to limit the number of transfers.

After the Annuity Commencement Date -- After the Annuity Commencement Date, an Annuitant who has selected Variable Annuity Payments can request transfer of Annuity Unit values in the same manner and subject to the same requirements as for an Owner-transfer of Subaccount Accumulation Unit values.

No transfers may be made to or from the Fixed Account after the Annuity Commencement Date.

Telephone/Fax Instructions -- An Owner is allowed to enter the following types of instructions either by telephone or by fax if he or she completes a telephone/fax instruction authorization form:
- Transfers between Funds;
- Surrenders;
- Changes of allocations among Fund options;
- Change of source Funds for systematic withdrawals; and
- Change of source Funds for variable annuitization payouts.

If you complete the telephone/fax form, you thereby agree that ReliaStar Life will not be liable for any loss, liability, cost or expense when it acts in accordance with the telephone/fax instructions received. If a telephone/fax transaction, is later determined not to have been made by you or was made without your authorization and a loss results, you bear the risk of this loss. Any fax requests are considered telephone requests and are bound by the conditions in the telephone/fax authorization form. Any fax request should include your name, daytime telephone number, contract number and the names of the Subaccounts from which and to which money will be transferred or surrendered and the allocation percentage. ReliaStar Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event ReliaStar Life does not employ such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.

The conditions applicable to Written Transfers also apply to Telephone/Fax Transfers, dollar cost averaging transfers and portfolio rebalancing.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-Fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a "round-trip"). This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same Fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-Fund transfers (for example, new purchase payments and withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of Fund shares in the amount of $5,000.00 or less;
- Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and
- Transactions initiated by us, another member of the ING family of companies or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter (once per year) warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same Fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the Fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Fund transfers or reallocations, not just those that involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

Except as noted below with respect to Paul M. Prusky, we do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners and Fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying Fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

From late 2003 to 2008 we were engaged in litigation with Paul M. Prusky ("Prusky"), and others, regarding a 1998 agreement between Prusky and ReliaStar. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between subaccounts available through certain ReliaStar variable life insurance policies ("market timing"). Beginning in late 2003, ReliaStar refused to accept electronic trading instructions from Prusky because of violations of our Excessive Trading Policy.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered ReliaStar to accept and effect Prusky's subaccount transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the Fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et al. v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order")). In light of the Order, we must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that we could enforce conditions and/or restrictions on trading imposed by the Funds in which the ReliaStar subaccounts invest. (Memorandum Accompanying the Order, at pp. 9-10.) We will enforce all such Fund-imposed conditions and/or restrictions consistent with the Order and the judgment of the Federal Court in a related matter.

Prusky's ReliaStar policies include subaccounts which invest in all the same Funds as are available through this contract. The prospectus for each Fund describes restrictions imposed by the Fund to prevent or minimize frequent trading.

Limits Imposed by the Funds. Each underlying Fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund. We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a Fund or all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the contract. Contract Owner trading information is shared under these agreements as necessary for the Fund companies to monitor Fund trading and our implementation of our Excessive Trading Policy. Under these agreements, ReliaStar Life is required to share information regarding Contract Owner transactions, including but not limited to information regarding Fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner's transactions if the Fund determines that the Contract Owner has violated the Fund's excessive/frequent trading policy. This could include the Fund directing us to reject any allocations of premium or Contract Value to the Fund or all Funds within the Fund family.

Dollar Cost Averaging Transfers -- You can direct ReliaStar Life to automatically transfer a fixed dollar amount or a specified percentage of Subaccount value to any one or more other Subaccounts or to the Fixed Account over time. No transfers from the Fixed Account are permitted under this service. The minimum transfer amount is $100.00. Transfers may be made on a monthly, quarterly, semi-annual or annual basis. ReliaStar Life makes no guarantees that dollar cost averaging will result in a profit or protect against loss. You can discontinue dollar cost averaging at any time by notifying ReliaStar Life in writing. Contract Owners interested in dollar cost averaging can obtain an application form and full information concerning this service and its restrictions from their registered representatives.

ReliaStar Life reserves the right to modify or discontinue offering dollar cost averaging at any time without prior notice, including, but not limited to, as a result of any excessive trading restrictions imposed by ING or a Fund company. Any such modification or discontinuation would not affect dollar cost averaging transfer programs already commenced. Although ReliaStar Life currently charges no fees for transfers made under the dollar cost averaging program, it reserves the right to charge a processing fee for dollar cost averaging transfers not to exceed $25.00 per transfer.

Portfolio Rebalancing Service -- You may request this service if your Contract Value is at least $25,000.00. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation among Subaccounts of the Variable Account. You may also have your allocation of future premium payments changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives. This service will be discontinued if your Contract Value falls below $10,000.00.

You can discontinue portfolio rebalancing at any time by notifying ReliaStar Life in writing. Contract Owners interested in portfolio rebalancing can obtain an application form and full information concerning this service and its restrictions from their registered representatives. ReliaStar Life reserves the right to modify or discontinue offering portfolio rebalancing at any time without prior notice, including, but not limited to, as a result of any excessive trading restrictions imposed by ING or a Fund company. Although ReliaStar Life currently charges no fees for transfers made under the portfolio rebalancing program, it reserves the right to charge a processing fee for portfolio rebalancing transfers not to exceed $25.00 per transfer.

Assignments

If the contract is issued pursuant to or in connection with a Qualified Plan, it cannot be sold, transferred, pledged or assigned to any person or entity other than ReliaStar Life. In other circumstances, an assignment of the contract is permitted, but only before the Annuity Commencement Date, by giving ReliaStar Life the original or a certified copy of the assignment. ReliaStar Life shall not be bound by any assignment until it is actually received by ReliaStar Life and shall not be responsible for the validity of any assignment. Any payments made or actions taken by ReliaStar Life before ReliaStar Life actually receives any assignment shall not be affected by the assignment. An assignment may have tax consequences. (See "Taxation of Annuities.")

Contract Owner and Beneficiaries

Unless someone else is named as the Owner in the application for the contract, the applicant is the Owner of the contract and before the Annuity Commencement Date may exercise all of the Owner's rights under the contract. No more than two (2) natural persons may be named as Owner.

The Owner may name a Beneficiary and a Successor Beneficiary. In the event an Owner dies before the Annuity Commencement Date, the Beneficiary shall receive a Death Benefit as provided in the contract. In the event an Owner dies on or after the Annuity Commencement Date, the Beneficiary, if the annuity form in effect at the Owner's death so provides, may continue receiving payments, be paid a lump sum or be paid nothing. If the Beneficiary or Successor Beneficiary is not living on the date payment is due or if no Beneficiary or Successor Beneficiary has been named, the Owner's estate will receive the applicable proceeds. If the Beneficiary or Successor Beneficiary is a minor, the proceeds will be held in an interest bearing account until the Beneficiary or Successor Beneficiary attains the age of majority.

A person named as an Annuitant, a Beneficiary or a Successor Beneficiary shall not be entitled to exercise any rights relating to the contract or to receive any payments or settlements under the contract or any annuity form, unless such person is living on the earlier of (1) the day due proof of death of the Owner, the Annuitant or the Beneficiary, whichever is applicable, is received by ReliaStar Life or (2) the tenth day after the death of the Owner, the Annuitant or the Beneficiary, whichever is applicable.

Unless different arrangements have been made with ReliaStar Life by the Owner, if more than one Beneficiary is entitled to payments from ReliaStar Life the payments shall be in equal shares.

Before the Annuity Commencement Date, the Owner may change the Annuitant, the Beneficiary or the Successor Beneficiary by giving ReliaStar Life written notice of the change, but the change shall not be effective until actually received by ReliaStar Life. Upon receipt by ReliaStar Life of a notice of change, the change will be effective as of the date it was signed but shall not affect any payments made or actions taken by ReliaStar Life before ReliaStar Life received the notice and ReliaStar Life shall not be responsible for the validity of any change.

Contract Inquiries

Inquiries regarding a contract may be made by writing to the ING Customer Service Center, P.O. Box 5050, Minot, North Dakota 58703, or by calling 1-877-884-5050.

ANNUITY PROVISIONS

Annuity Commencement Date

The Owner selects the Annuity Commencement Date, which must be the first day of a month, when making application for the contract. The date will be the first day of the month following the Annuitant's 75th birthday unless an earlier or later date has been selected by the Owner and, if the date is later, it has been agreed to by ReliaStar Life. The earliest Annuity Commencement Date is the issue date. However, if the Annuity Commencement Date selected by the Owner does not occur on a Valuation Date at least 60 days after the date on which the contract was issued, ReliaStar Life reserves the right to adjust the Annuity Commencement Date to the first Valuation Date after the Annuity Commencement Date selected by the Owner which is at least 60 days after the contract issue date. If the Annuity Commencement Date occurs before the second Contract Anniversary, ReliaStar Life will deduct surrender charges. (See "Surrender Charge (Contingent Deferred Sales Charge).") The latest Annuity Commencement Date is the later of the Annuitant's age 85 or ten years after the contract issue date.

The Owner may change an Annuity Commencement Date selection by written notice received by ReliaStar Life at least 30 days before both the Annuity Commencement Date currently in effect and the New Annuity Commencement Date. The new date selected must satisfy the requirements for an Annuity Commencement Date.

Annuity Form Selection

The Owner may select a Variable Annuity form, a Fixed Annuity form or both, with payments starting at the Annuity Commencement Date when making application for the contract. Thereafter, the Owner may change the annuity form(s) by written notice received by ReliaStar Life before the Annuity Commencement Date. If no election has been made before the Annuity Commencement Date, ReliaStar Life will apply the Fixed Account Contract Value to provide a Fixed Annuity and the Variable Account Contract Value to provide a Variable Annuity, both in the form of a Life Annuity with Payments Guaranteed for ten years (120 months), which shall be automatically effective.

Annuity Forms

Variable Annuity Payments and Fixed Annuity Payments are available in any of the following annuity forms:

Life Annuity -- An annuity payable on the first day of each month during the Annuitant's life, starting with the first payment due according to the contract. Payments cease with the payment made on the first day of the month in which the Annuitant's death occurs. **It would be possible under this annuity form for the Annuitant to receive only one payment if he or she died before the second annuity payment, only two payments if he or she died before the third annuity payment, etc.**

Life Annuity With Payments Guaranteed for Ten Years (120 Months) or 20 Years (240 Months) -- An annuity payable on the first day of each month during the Annuitant's life, starting with the first payment due according to the contract. If the Annuitant receives all of the guaranteed payments, payments will continue thereafter but cease with the payment made on the first day of the month in which the Annuitant's death occurs. If all of the guaranteed payments have not been made before the Annuitant's death, the unpaid installments of the guaranteed payments will be continued to the Beneficiary.

Joint and Full Survivor Annuity -- An annuity payable on the first day of each month during the Annuitant's life and the life of a named person (the ''Joint Annuitant''), starting with the first payment due according to the contract. Payments will continue while either the Annuitant or the joint Annuitant is living and cease with the payment made on the first day of the month in which the death of the Annuitant or the joint Annuitant, whichever lives longer, occurs. **There is no minimum number of payments guaranteed under this annuity form. Payments cease upon the death of the last survivor of the Annuitant and the joint Annuitant regardless of the number of payments received.**

ReliaStar Life also has other annuity forms available and information about them can be obtained by writing to ReliaStar Life.

Frequency and Amount of Annuity Payments

Annuity payments will be paid as monthly installments, unless the Annuitant and ReliaStar Life agree to a different payment schedule. However, if the Contract Value at the Annuity Commencement Date is less than $5,000.00, ReliaStar Life may pay the Contract Value in a single sum and the contract will be canceled. Also if a monthly payment would be or becomes less than $50.00, ReliaStar Life may change the frequency of payments to intervals that will result in payments of at least $50.00 each. The minimum frequency and amount of annuity payments or the minimum Contract Value required for annuity payments may vary by state.

Annuity Payments

The amount of the first Fixed Annuity payment is determined by applying the Contract Value to be used for a Fixed Annuity at the Annuity Commencement Date to the annuity table in the contract for the Fixed Annuity form selected. The table shows the amount of the initial annuity payment for each $1,000.00 applied and all subsequent payments shall be equal to this amount. The amount of the first Variable Annuity payment is determined by applying the Contract Value to be used for a Variable Annuity at the Annuity Commencement Date to the annuity table in the contract for the annuity form selected.

Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the applicable Subaccount. Assuming annuity payments are based on the unit values of a single Subaccount, the dollar amount of the first annuity payment, determined as set forth above, is divided by the Subaccount Annuity Unit Value as of the Annuity Commencement Date to establish the number of Variable Annuity Units representing each annuity payment. This number of Variable Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of the second and each subsequent payment is determined by multiplying the fixed number of Variable Annuity Units by the Subaccount Annuity Unit Value for the Valuation Period with respect to which the payment is due. If the monthly payment is based upon the Annuity Unit Values of more than one Subaccount, the foregoing procedure is repeated for each applicable Subaccount and the sum of the payments based on each Subaccount is the amount of the monthly annuity payment.

The annual contract charge is deducted in equal installments from each Fixed and/or Variable Annuity payment. Premium taxes payable to any governmental entity will be charged against the contracts. (See "Premium and Other Taxes.") Additionally, the mortality and expense risk premiums and the administration charge continue to be deducted from amounts held in the Subaccounts during the income or payout phase.

The annuity tables in the contracts are based on the annuity mortality table as defined in the contract.

ReliaStar Life guarantees that the dollar amount of each Variable Annuity payment after the first payment will not be affected by variations in expenses (including those related to the Variable Account) or in mortality experience from the mortality assumptions used to determine the first payment.

Subaccount Annuity Unit Value

A Subaccount's Variable Annuity Units will initially be valued at $10.00 each at the time accumulation units with respect to the Subaccount are first converted into Variable Annuity Units. The Subaccount Annuity Unit Value for any subsequent Valuation Period is determined by multiplying the Subaccount Annuity Unit Value for the immediately preceding Valuation Period by the net investment factor for the Subaccount for the Valuation Period for which the Subaccount Annuity Unit Value is being calculated and multiplying the result by an interest factor to neutralize the assumed investment rate built into the annuity tables contained in the contracts. (See "Net Investment Factor.")

Assumed Investment Rate

An assumed investment rate of 4.00% per annum is built into the annuity tables contained in the contracts. If the actual net investment rate on the assets of the Variable Account is the same as the assumed investment rate, Variable Annuity payments will remain level. If the actual net investment rate exceeds the assumed investment rate, Variable Annuity payments will increase and conversely, if it is less than the assumed investment rate, the payments will decrease.

FEDERAL TAX STATUS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. The Contract Owner should keep the following in mind when reading it:

- The Contract Owner's tax position (or the tax position of the designated Beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, foreign taxes or any other tax provisions; and

- ReliaStar Life does not make any guarantee about the tax treatment of the contract or transactions involving the contract.

ReliaStar Life does not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a qualified tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

Types of Contracts: Non-Qualified or Qualified

The contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis.

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Contributions. The Contract Owner may not deduct the amount of the Contract Owner's contributions to a non-qualified contract.

Taxation of Gains Prior to Distribution. Code section 72 governs taxation of annuities in general. ReliaStar Life believes that if the Contract Owner is a natural person the Contract Owner will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the Contract Value generally will be treated as a distribution. In order to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Internal Revenue Code Section 817(h) requires that in a nonqualified contract the investments of the Fund be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The Variable Account, through the Funds, intends to comply with the diversification requirements prescribed by Code Section 817(h) and by the Treasury in Reg. Sec. 1:817-5 which affects how the Funds' assets may be invested. If is it determined, however, that the contract does not satisfy the applicable diversification requirements and rulings because a Subaccount's corresponding Fund fails to be adequately diversified for whatever reason, ReliaStar Life will take appropriate steps to bring the contract into compliance with such regulations and rulings, and ReliaStar Life reserves the right to modify the contract as necessary to do so.

- **Investor Control.** Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable Contract Owner will be considered the owner of separate account assets if the Contract Owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable Contract Owner's gross income. Future guidance regarding the extent to which Contract Owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. ReliaStar Life therefore reserves the right to modify the contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a pro rata share of the assets of the Variable Account.

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the Contract Owner's interest in the contract will be distributed in the event of the Contract Owner's death. The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, ReliaStar Life intends to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

- **Non-Natural Persons.** If the Contract Owner is not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the Contract Value over the "investment in the contract" (generally, the premiums or other consideration the Contract Owner paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the Contract Owner is not a natural person, a change in the Annuitant is treated as the death of the Contract Owner.

- **Delayed Annuity Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the Contract Owner's income.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value (unreduced by the amount of any surrender charge) immediately before the distribution over the Contract Owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in the Contract Owner's gross income as the result of certain assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner's investment in the contract (cost basis).

10.00% Penalty Tax. A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10.00% of the amount treated as income. In general, however, there is no penalty on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a Contract Owner (the Annuitant if the Contract Owner is a non-natural person):
- Attributable to the taxpayer's becoming disabled as defined in the Code;
- Made as part of a series of substantially equal periodic payments (as least annually) over the Contract Owner's life or life expectancy or the joint lives or joint life expectancies of the Contract Owner and the Contract Owner's designated Beneficiary; or
- If the distribution is allocable to the investment in the contract before August 14, 1982.

The 10.00% penalty does not apply to distributions from an immediate annuity as defined in the Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A qualified tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. The Contract Owner should consult with a qualified tax adviser regarding procedures for making Section 1035 exchanges.

If the contract is purchased through a tax free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to the Contract Owner reaching age 59½, may be subject to an additional 10.00% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. ReliaStar Life is not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise that any proposed 1035 exchange or subsequent distribution within 12 months be discussed with a qualified tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow the Contract Owner to recover the Contract Owner's investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once the Contract Owner's investment in the contract has been fully recovered, however, the full amount of each annuity subsequent payment is subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear. ReliaStar Life currently treats any partial annuitizations as withdrawals rather than as annuity payments. Please consult a qualified tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of the Contract Owner's death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract Value and receive payments.

Different distribution requirements apply if the Contract Owner's death occurs:
- After the Contract Owner begins receiving annuity payments under the contract; or
- Before the Contract Owner begins receiving such distributions.

If the Contract Owner's death occurs after the Contract Owner began receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of the Contract Owner's death.

If the Contract Owner's death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of the Contract Owner's death, then payments may be made over one of the following timeframes:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

If the designated Beneficiary is the Contract Owner's spouse, the contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the Contract Value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an Annuitant or payee other than a Contract Owner may result in certain tax consequences to the Contract Owner that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the Contract Value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a qualified tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Code, an immediate annuity means an annuity (1) that is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10.00% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same Contract Owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. ReliaStar Life will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if ReliaStar Life is notified by the IRS that the taxpayer identification number ReliaStar Life has on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10.00% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether the Contract Owner elects to have federal income tax withheld, the Contract Owner is still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, the Contract Owner may elect out of state withholding, even if federal withholding applies. For more information concerning a particular state or any required forms, please contact the ING Customer Service Center.

If the Contract Owner or the designated Beneficiary is a non-resident alien, then any withholding is governed by Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and ReliaStar Life may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General. The contracts are primarily designed for use with several types of Qualified Plans. The tax rules applicable to participants in these Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan and the Contract Owner's tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some Qualified Plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with Qualified Plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. ReliaStar Life is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless ReliaStar Life consents.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, the Contract Owner should seek competent legal and tax advice regarding the suitability of a contract for the Contract Owner's particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a Qualified Plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the Qualified Plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to the Contract Owner. The Contract Owner should discuss alternatives with a qualified financial representative taking into account the additional fees and expenses that may be incurred in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Code Section 402A, and ReliaStar may set up accounts for the Contract Owner under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If the Contract Owner makes a tax-free rollover of a distribution from an IRA the Contract Owner may not make another tax-free rollover from the IRA within a one-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contract described in this prospectus for qualification as an IRA and has not addressed in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If the Contract Owner makes a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, the Contract Owner may not make another tax-free rollover from the Roth IRA within a one-year period. A 10.00% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. Existing contracts issued as Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (1) the ability to terminate a 403(b) plan, which would entitle a Contract Owner to a distribution; (2) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a Contract Owner's right to transfer the Contract Owner's 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain Qualified Plans are limited by the Code. The Contract Owner should consult with a qualified tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Code;
- The Contract Owner made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the Contract Owner or the joint life expectancy of the Contract Owner and the Contract Owner's designated Beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Code imposes a 10.00% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:
- The Contract Owner has attained age 59½;
- The Contract Owner has become disabled, as defined in the Code;
- The Contract Owner has died and the distribution is to the designated Beneficiary;
- The Contract Owner has separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
- The Contract Owner has separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over the Contract Owner's life or the life expectancy or the joint lives or joint life expectancies of the Contract Owner and the Contract Owner's designated Beneficiary;
- The distribution is made due to an IRS levy upon the Contract Owner's plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10.00% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by the Contract Owner during the taxable year that qualify for deduction as specified in the Code. The Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
- The Contract Owner made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Code.

The Code imposes a 10.00% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- The Contract Owner has attained age 59½;
- The Contract Owner has become disabled, as defined in the Code;
- The Contract Owner has died and the distribution is to the designated Beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
- The distribution is made due to an IRS levy upon the Contract Owner's plan;
- The withdrawal amount is paid to an alternate payee under a QDRO; or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10.00% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after the Contract Owner attains age 59½, dies, becomes disabled as defined in the Code, or is used for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Code imposes a 10.00% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10.00% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from the Contract Owner's contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the plan under which the assets in the Contract Owner's contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, ReliaStar Life has no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, QDRO's, hardship withdrawals and systematic distributions options) from the Contract Owner's contract until ReliaStar Life has received instructions or information from the Contract Owner's employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, the Contract Owner in a form acceptable to ReliaStar Life and necessary for ReliaStar Life to administer the Contract Owner's contract in accordance with Code Section 403(b), the Treasury Regulations, and, if applicable, the plan.

All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Code;
- The Contract Owner made after tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the Contract Owner or the joint life expectancy of the Contract Owner and the designated Beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Code imposes a 10.00% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event the Contract Owner has separated from service with the sponsor at or after age 55, or the Contract Owner has separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over the Contract Owner's life or the life expectancy or the joint lives or joint life expectancies of the Contract Owner and the designated Beneficiary. In addition, the 10.00% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by the Contract Owner during the taxable year that qualify for deduction as specified in the Code. The Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Code Section 403(b)(11) may only occur upon the Contract Owner's death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10.00% penalty tax on qualified hurricane distributions from eligible retirement plans. In addition, the 20.00% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. The Contract Owner should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a) and IRAs only). To avoid certain tax penalties, the Contract Owner and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in the Contract Owner's account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, the Contract Owner must begin receiving distributions by April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70½. ReliaStar Life must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over the Contract Owner's life or the joint lives of the Contract Owner and the designated Beneficiary; or
- Over a period not greater than the Contract Owner's life expectancy or the joint life expectancies of the Contract Owner and the designated Beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50.00% Excise Tax. If the Contract Owner fails to receive the minimum required distribution for any tax year, a 50.00% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during the Contract Owner's lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), IRAs and Roth IRAs Only). Different distribution requirements apply after the Contract Owner's death, depending upon if the Contract Owner has been receiving required minimum distributions. Further information regarding required distributions upon death may be found in the contract.

If the Contract Owner's death occurs on or after the Contract Owner began receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of the Contract Owner's death. Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after the Contract Owner's death.

If the Contract Owner's death occurs before the Contract Owner began receiving minimum distributions under the contract, the Contract Owner's entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of the Contract Owner's death. For example, if the Contract Owner died on September 1, 2008, the entire balance must be distributed to the designated beneficiary by December 31, 2013. However, if distributions begin by December 31 of the calendar year following the calendar year of the Contract Owner's death, and the Contract Owner had named a designated Beneficiary, then payments may be made over either of the following time frames:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is the Contract Owner's spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of the Contract Owner's death; or
- December 31 of the calendar year in which the Contract Owner would have attained age 70½.

No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the Contract Owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner's surviving spouse, the spousal Beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20.00% federal income tax withholding. However, mandatory withholding will not be required if the Contract Owner elects a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Code.

IRAs and Roth IRAs. Generally, the Contract Owner or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If the Contract Owner or the Contract Owner's designated Beneficiary is a non-resident alien, then any withholding is governed by Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status and ReliaStar Life may require additional documentation prior to processing any requested transaction.

Assignment and Other Transfers

IRAS and Roth IRAs. The Code does not allow a transfer or assignment of the Contract Owner's rights under these contracts except in limited circumstances. Adverse tax consequences may result if the Contract Owner assigns or transfers the Contract Owner's interest in the contract to persons other than the Contract Owner's spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to the Contract Owner may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- The Contract Owner as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Code Section 414(p); or
- ReliaStar Life as collateral for a loan.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to Contract Owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of legislative change or tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). The Contract Owner should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of Company

ReliaStar Life is taxed as a life insurance company under the Code. The Variable Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of ReliaStar Life.

ReliaStar Life automatically applies investment income and capital gains attributable to the Variable Account to increase reserves under the contracts. Because of this, under existing federal tax law ReliaStar Life believes that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the Variable Account will be first used to reduce any income taxes imposed on the Variable Account before being used by ReliaStar Life.

In summary, ReliaStar Life does not expect that it will incur any federal income tax liability attributable to the Variable Account and ReliaStar Life does not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the Variable Account. In this case, ReliaStar Life may impose a charge against the Variable Account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. ReliaStar Life may deduct this amount from the Variable Account, including from the Contract Owner's account value invested in the Subaccounts.

VOTING OF FUND SHARES

As long as the Variable Account is registered as a unit investment trust under the 1940 Act and the assets of the Variable Account are allocated to Subaccounts that are invested in Fund shares, the Fund shares held in the Subaccounts will be voted by ReliaStar Life in accordance with instructions received from the person having voting interests under the contracts as described below. If ReliaStar Life determines pursuant to applicable law or regulation that Fund shares held in the Subaccounts and attributable to the contracts need not be voted pursuant to instructions received from persons otherwise having the voting interests, then ReliaStar Life may vote such Fund shares held in the Subaccounts in its own right.

Before the Annuity Commencement Date, the Owner shall have the voting interest with respect to the Fund shares attributable to the contract. On and after the Annuity Commencement Date, the person then entitled to receive annuity payments shall have the voting interest with respect to the Fund shares. Such voting interest will generally decrease during the annuity payout period.

Any Fund shares held in the Variable Account for which ReliaStar Life does not receive timely voting instructions, or that are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract Owners having a voting interest in the Fund. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which ReliaStar Life must receive instructions before ReliaStar Life votes the shares. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund and will be voted in the same manner as are the respective account's vote.

All Fund proxy material will be sent to persons having voting interests together with appropriate forms that may be used to give voting instructions. Persons entitled to voting interests and the number of votes that they may cast shall be determined as of a record date, to be selected by the Fund, not more than 90 days before the meeting of the applicable Fund.

Persons having voting interests under the contracts as described above will not, as a result thereof, have voting interests with respect to meetings of the stockholders of ReliaStar Life.

DISTRIBUTION OF THE CONTRACT

Effective January 1, 2004, ReliaStar Life's affiliate, ING Financial Advisers, LLC, became the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

This contract is no longer available for new purchasers.

The following is a list of broker/dealers affiliated with ReliaStar Life:

- Bancnorth Investment Group, Inc.
- Directed Services LLC
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING America Equities, Inc.
- ING Direct Funds Limited
- ING Financial Advisers LLC
- ING Financial Markets LLC
- ING Financial Partners, Inc.
- ING Funds Distributor, LLC
- ING Investment Advisers, LLC
- ING Investment Management Services LLC
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

The amounts that we pay for the sale of the contract can generally be categorized as either commissions or other amounts. Commissions and other distribution compensation will be paid by ReliaStar Life. However categorized, commissions paid will not exceed 8.00% of the purchase payments. In some cases a trail commission based on the Contract Value may also be paid.

In addition to the sales compensation described above, ING Financial Advisers, LLC or ReliaStar Life Insurance Company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by ReliaStar Life and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate ReliaStar Life's attendance at certain educational and training meetings to provide information and training about its products. ReliaStar Life also holds training programs from time to time at its own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell ReliaStar Life's products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

ReliaStar Life may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from its resources, which include the fees and charges imposed under the contract.

The following is a list of the top 25 broker/dealers that, during 2008, received the most, in the aggregate, from ReliaStar Life in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- ING Financial Partners, Inc.
- Lincoln Investment Planning Inc.
- PlanMember Securities Corporation
- Great American Advisors, Inc.
- GLP Investment Services, LLC
- LPL Financial Corporation
- Veritrust® Financial, L.L.C.
- Legend Equities Corporation
- Royal Alliance Associates, Inc.
- SagePoint Financial, Inc.
- Brecek & Young Advisors, Inc.
- Woodbury Financial Services, Inc.
- Lincoln Financial Advisors Corp.
- GWN Securities, Inc.
- Multi-Financial Securities Corporation
- Sammons Securities Company, LLC
- National Planning Corporation
- Mutual Service Corporation
- T.S. Phillips Investments, Inc.
- Princor Financial Services Corporation
- Raymond James and Associates, Inc.
- Securities America, Inc.
- Raymond James Financial Services, Inc
- Centaurus Financial, Inc.
- Signato Investors, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company.

ANTI-MONEY LAUNDERING

In order to protect against the possible misuse of our products in money laundering or terrorist financing, ReliaStar Life has adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents/registered representatives and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under ReliaStar Life's anti-money laundering program, it may require Contract Owners, Annuitants and/or Beneficiaries to provide sufficient evidence of identification, and ReliaStar Life reserves the right to verify any information received by accessing information databases maintained internally or by outside firms.

ReliaStar Life may also refuse to accept certain forms of premium payments (travelers cheques, for example) or restrict the amount of certain forms of premium payments (money orders totaling more than $5,000.00, for example). In addition, ReliaStar Life may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not to accept it. Use of an unacceptable form of payment may result in ReliaStar Life returning your premium payment and/or not issuing the contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require ReliaStar Life to block certain transactions until authorization is received from the appropriate regulator. ReliaStar Life may also be required to provide additional information about you and your contract to government regulators.

ReliaStar Life's anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

REVOCATION

The Contract Owner may revoke the contract at any time between the date of application and the date ten days after receipt of the contract and receive a refund of the Contract Value unless otherwise required by state and/or Federal law. All IRA refunds will be for a return of purchase payments. In order to revoke the contract, it must be mailed or delivered to ReliaStar Life's Contract Administrator at the mailing address shown below or the agent/registered representative through whom it was purchased. Mailing or delivery must occur on or before ten days after receipt of the contract for revocation to be effective. In order to revoke the contract written notice must be mailed or delivered to:

ReliaStar Life Insurance Company
ING Customer Service Center
P.O. Box 5050
Minot, North Dakota 58703
www.ingservicecenter.com

The liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Contract Owner will be paid by ReliaStar Life.

REPORTS TO OWNERS

ReliaStar Life will mail to the Contract Owner, at the last known address of record at the administrative office of ReliaStar Life, at least annually after the first Contract Year, a report containing such information as may be required by any applicable law or regulation and a statement showing the Contract Value.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by ReliaStar Life or an affiliate. Call 1-877-884-5050 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

LEGAL PROCEEDINGS

ReliaStar Life is not aware of any pending legal proceedings that involve the variable account as a party.

ReliaStar Life is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against ReliaStar Life sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on ReliaStar Life's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the contract.

EXPERTS

The statements of assets and liabilities of ReliaStar Select Variable Account as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of ReliaStar Life Insurance Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FURTHER INFORMATION

A Registration Statement under the Securities Act of 1933 has been filed with the SEC, with respect to the contracts described herein. The prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto. Additional information about ReliaStar Life, the variable account or the contracts (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-5850. When looking for information regarding the contract offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 033-69892.

Information about the Fixed Account can be found in Appendix A to the prospectus and Condensed Financial Information can be found in Appendix C to the prospectus.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

If you would like to receive a copy of the ReliaStar Select Variable Account Select*Annuity III Variable Annuity Statement of Additional Information, please call 1-877-884-5050 or return this request to:

RELIASTAR LIFE INSURANCE COMPANY
ING CUSTOMER SERVICE CENTER
P.O. BOX 5050
MINOT, ND 58703
www.ingservicecenter.com

Your Name

Address

City   State   Zip

Please send me a copy of the ReliaStar Select Variable Account Select*Annuity III Statement of Additional Information.

- -

APPENDIX A

THE FIXED ACCOUNT

Contributions to the Fixed Account under the contract and transfers to the Fixed Account become part of the general account of ReliaStar Life, which supports insurance and annuity obligations. Interests in the Fixed Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is the Fixed Account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the Fixed Account nor any interest therein are generally subject to the provisions of the 1933 Act or 1940 Act and ReliaStar Life has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus that relate to the fixed portion of the contract. Disclosures regarding the fixed portion of the annuity contract and the Fixed Account, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The Fixed Account is made up of all of the general assets of ReliaStar Life other than those allocated to any separate account. Purchase payments will be allocated to the Fixed Account as elected by the Owner at the time of purchase or as subsequently changed. ReliaStar Life will invest the assets of the Fixed Account in those assets chosen by ReliaStar Life and allowed by applicable law.

ReliaStar Life guarantees that it will credit interest at a rate of not less than 3.00% per year, compounded annually, to amounts allocated to the Fixed Account under the contract. ReliaStar Life may credit interest at a rate in excess of 3.00% per year; however, ReliaStar Life is not obligated to do so. Any interest credited to amounts allocated to the Fixed Account in excess of 3.00% per year will be determined in the sole discretion of ReliaStar Life. The Owner assumes the risk that interest credited to Fixed Account allocations may not exceed the minimum guarantee of 3.00% for any given year.

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the Subaccounts of the variable account, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating Contract Value to the Subaccounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC, BlackRock Asset Management U.K. Limited	The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P.	Seeks long-term growth of capital.
ING Artio Foreign Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Artio Global Management LLC	Seeks long-term growth of capital.
ING BlackRock Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income.
ING Evergreen Health Sciences Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Focus 5 Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.
ING Franklin Templeton Founding Strategy Portfolio (Class I)	Investment Adviser: Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Resources Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio II (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.
ING Index Plus International Equity Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser:</u> J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING LifeStyle Aggressive Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Asset Allocation Consultants</u>: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING LifeStyle Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Asset Allocation Consultants</u>: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.
ING LifeStyle Moderate Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Asset Allocation Consultants</u>: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING LifeStyle Moderate Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Asset Allocation Consultants</u>: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Massachusetts Financial Services Company	Seeks total return.
ING Oppenheimer Main Street Portfolio ® (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING PIMCO Total Return Bond Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Van Kampen Capital Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term growth of capital and income.
ING Wells Fargo Small Cap Disciplined Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Neuberger Berman Partners Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Neuberger Berman Management Inc.	Seeks capital growth.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING International Index Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200$^{®}$ Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200$^{®}$ Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200$^{®}$ Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap$^{®}$ Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000$^{®}$ Index.
ING U.S. Bond Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index$^{®}$.
ING SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio$^{®}$ (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management LLC <u>Subadviser</u>: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

APPENDIX C

Performance Information and Condensed Financial Information

Performance Information

From time to time, ReliaStar Life may advertise or include in sales literature yields, effective yields and total returns for the available Subaccounts. These figures are based on historical earnings and do not indicate or project future performance.

Yields and total returns for the Subaccounts are based on the investment performance of the corresponding Funds. The performance in part reflects the Funds' expenses. See the prospectuses for the Funds.

The yield of the Subaccount investing in money market portfolios such as the ING Liquid Assets Portfolio refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment.

The yield of a Subaccount (except money market portfolios such as the ING Liquid Assets Portfolio) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Total returns generally will be presented in "standardized" format. This means, among other things, that performance will be shown from the date on which a Fund was first available in the Variable Account. In some instances, "non-standardized" returns may be shown from prior to the inception date of the Variable Account. Non-standardized information will be accompanied by standardized information. ReliaStar Life will not show non-standardized performance unless ReliaStar Life also shows standardized performance.

When a Subaccount has been in operation for one, five and ten years, respectively, the average annual total return for these periods will be provided. For periods prior to the date the Subaccount commenced operations, non-standardized performance information for contracts funded by the Subaccounts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of contract charges that were in effect at the inception of the Subaccounts for the contracts.

ReliaStar Life may, from time to time, also disclose yield and total returns for the Funds, including such disclosure for periods prior to the dates the Subaccounts commenced operations.

ReliaStar Life may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

CONDENSED FINANCIAL INFORMATION

The following table shows, for each subaccount of the Variable Account, the value of a subaccount Accumulation Unit as they are invested in Funds at the dates shown, and the total number of subaccount Accumulation Units outstanding at the end of each period. The Fund names are as they were as of December 31, 2008. Please refer to the supplement dated May 1, 2009, for a listing of Fund name changes.

Year Ended December 31

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
AMERICAN FUNDS INSURANCE SERIES - GROWTH FUND										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.57	$13.15	$12.10	$10.63						
Value at end of period	$8.05	$14.57	$13.15	$12.10						
Number of accumulation units outstanding at end of period	128,162	174,191	202,364	188,279						
AMERICAN FUNDS INSURANCE SERIES - GROWTH-INCOME FUND										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.02	$12.56	$11.06	$10.10						
Value at end of period	$7.98	$13.02	$12.56	$11.06						
Number of accumulation units outstanding at end of period	103,033	118,879	143,882	153,073						
AMERICAN FUNDS INSURANCE SERIES - INTERNATIONAL FUND										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.50	$14.50	$12.36	$10.20						
Value at end of period	$9.80	$17.17	$14.50	$12.36						
Number of accumulation units outstanding at end of period	94,627	142,211	148,217	130,550						
FIDELITY® VIP *CONTRAFUND®* PORTFOLIO										
Value at beginning of period	$42.17	$36.36	$33.00	$28.62	$25.13	$19.84	$22.1874	$25.6395	$27.8416	$22.7206
Value at end of period	$23.90	$42.17	$36.36	$33.00	$28.62	$25.13	$19.84	$22.1874	$25.6395	$27.8416
Number of accumulation units outstanding at end of period	447,017	613,349	807,671	1,131,052	1,478,830	1,816,561	2,009,345	2,545,232	3,048,087	3,388,151
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$33.10	$33.06	$27.89	$26.72	$24.29	$18.90	$23.0729	$24.6181	$23.0232	$21.9558
Value at end of period	$18.72	$33.10	$33.06	$27.89	$26.72	$24.29	$18.90	$23.0729	$24.6181	$23.0232
Number of accumulation units outstanding at end of period	482,551	623,519	834,836	1,172,633	1,621,767	1,985,202	2,122,244	2,584,578	2,952,877	3,543,768
FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO										
Value at beginning of period	$18.31	$17.79	$17.29	$17.15	$16.65	$16.05	$14.7484	$28.70	$12.5711	$12.8823
Value at end of period	$17.47	$18.31	$17.79	$17.29	$17.15	$16.65	$16.05	$14.7484	$28.70	$12.5711
Number of accumulation units outstanding at end of period	203,784	276,395	428,235	691,373	1,071,855	1,441,591	1,718,651	1,602,587	1,291,171	1,302,913
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.04	$12.82	$12.74	$12.02						
Value at end of period	$7.44	$14.04	$12.82	$12.74						
Number of accumulation units outstanding at end of period	11,328	16,635	10,927	1,398						
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.15	$12.53	$10.63	$10.35						
Value at end of period	$7.56	$12.15	$12.53	$10.63						
Number of accumulation units outstanding at end of period	53	53	909	821						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.44	$12.97	$11.36	$10.51						
Value at end of period	$9.03	$12.44	$12.97	$11.36						
Number of accumulation units outstanding at end of period	3,484	3,619	5,485	9,953						

C-2

Condensed Financial Information (continued)

Year Ended December 31

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.19	$12.58	$11.04	$10.38						
Value at end of period	$7.66	$13.19	$12.58	$11.04						
Number of accumulation units outstanding at end of period	32,870	37,080	33,166	26,510						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.95	$12.26	$11.95							
Value at end of period	$7.80	$12.95	$12.26							
Number of accumulation units outstanding at end of period	3,728	5,151	3,773							
ING BLACKROCK LARGE CAP VALUE PORTFOLIO										
(Since May 17, 2004)										
Value at beginning of period	$13.51	$13.11	$11.39	$10.94	$10.32					
Value at end of period	$8.64	$13.51	$13.11	$11.39	$10.94					
Number of accumulation units outstanding at end of period	126,499	170,507	241,275	342,999	493,592					
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.25	$10.07	$9.95							
Value at end of period	$6.69	$10.25	$10.07							
Number of accumulation units outstanding at end of period	3,568	2,144	458							
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.15	$12.26	$11.40							
Value at end of period	$9.27	$13.15	$12.26							
Number of accumulation units outstanding at end of period	4,728	2,436	9,749							
ING EVERGREEN OMEGA PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$13.13	$11.89	$11.39	$11.10						
Value at end of period	$9.41	$13.13	$11.89	$11.39						
Number of accumulation units outstanding at end of period	1,183,521	1,470,754	1,931,323	2,641,223						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.16	$9.86	$9.99							
Value at end of period	$6.71	$11.16	$9.86							
Number of accumulation units outstanding at end of period	17,371	11,930	12,229							
ING GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.26									
Value at end of period	$5.69									
Number of accumulation units outstanding at end of period	31,802									

Condensed Financial Information (continued)

Year Ended December 31

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.37	$16.22	$13.51	$9.51						
Value at end of period	$12.47	$21.37	$16.22	$13.51						
Number of accumulation units outstanding at end of period	43,486	44,354	79,982	54,568						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$15.59	$11.39	$10.48							
Value at end of period	$7.51	$15.59	$11.39							
Number of accumulation units outstanding at end of period	30,961	30,179	33,573							
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.77	$12.62	$10.95	$10.17						
Value at end of period	$8.46	$12.77	$12.62	$10.95						
Number of accumulation units outstanding at end of period	22,476	31,093	43,161	42,804						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Since June 4, 2004)										
Value at beginning of period	$13.75	$14.16	$12.28	$11.97	$9.96					
Value at end of period	$9.54	$13.75	$14.16	$12.28	$11.97					
Number of accumulation units outstanding at end of period	250,262	347,644	514,301	792,826	337,948					
ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.37	$12.66	$10.66	$10.25						
Value at end of period	$7.40	$12.37	$12.66	$10.66						
Number of accumulation units outstanding at end of period	696,569	905,718	1,175,261	1,579,028						
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.31	$15.04	$11.76	$9.82						
Value at end of period	$9.65	$17.31	$15.04	$11.76						
Number of accumulation units outstanding at end of period	33,996	41,358	40,421	30,413						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.59	$12.97	$11.93	$11.26						
Value at end of period	$7.55	$12.59	$12.97	$11.93						
Number of accumulation units outstanding at end of period	1,352	1,569	2,010	1,583						
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.26	$12.11	$11.50	$10.19						
Value at end of period	$4.95	$11.26	$12.11	$11.50						
Number of accumulation units outstanding at end of period	5,050	2,484	12,037	7,019						
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.00									
Value at end of period	$10.26									
Number of accumulation units outstanding at end of period	2,002									

C-4

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING LIFESTYLE AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.63	$14.33	$13.49							
Value at end of period	$8.41	$14.63	$14.33							
Number of accumulation units outstanding at end of period	3,800	9,913	9,204							
ING LIFESTYLE GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.06	$13.69	$12.09							
Value at end of period	$8.81	$14.06	$13.69							
Number of accumulation units outstanding at end of period	8,811	9,065	3,237							
ING LIFESTYLE MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.49	$13.04	$11.89							
Value at end of period	$9.12	$13.49	$13.04							
Number of accumulation units outstanding at end of period	37,704	33,789	24,680							
ING LIFESTYLE MODERATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.05	$12.57	$11.84							
Value at end of period	$9.54	$13.05	$12.57							
Number of accumulation units outstanding at end of period	9,092	12,488	29,543							
ING LIMITED MATURITY BOND PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.71	$10.27	$10.03	$10.01						
Value at end of period	$10.54	$10.71	$10.27	$10.03						
Number of accumulation units outstanding at end of period	227,603	291,662	401,552	11,931						
ING LIQUID ASSETS PORTFOLIO										
(Since May 10, 2004)										
Value at beginning of period	$10.90	$10.51	$10.15	$9.99	$10.00					
Value at end of period	$11.04	$10.90	$10.51	$10.15	$9.99					
Number of accumulation units outstanding at end of period	626,756	793,479	769,051	970,786	1,405,296					
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.23	$12.86	$11.06							
Value at end of period	$8.30	$13.23	$12.86							
Number of accumulation units outstanding at end of period	194	194	1,172							
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.47	$11.93	$11.50	$10.09						
Value at end of period	$7.95	$13.47	$11.93	$11.50						
Number of accumulation units outstanding at end of period	13,601	14,514	15,264	9,170						
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$18.17	$15.25	$12.45	$10.16						
Value at end of period	$9.08	$18.17	$15.25	$12.45						
Number of accumulation units outstanding at end of period	239,062	309,597	415,318	646,005						
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.88	$11.55	$10.44	$10.14						
Value at end of period	$9.12	$11.88	$11.55	$10.44						
Number of accumulation units outstanding at end of period	18,075	11,848	12,948	16,322						

C-5

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.31	$12.95	$10.02	$10.02						
Value at end of period	$10.04	$16.31	$12.95	$10.02						
Number of accumulation units outstanding at end of period	124,544	177,283	238,766	240,264						
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.64	$13.93	$11.98	$10.04						
Value at end of period	$8.62	$14.64	$13.93	$11.98						
Number of accumulation units outstanding at end of period	566,806	719,366	987,160	1,384,718						
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.98	$12.59	$11.08	$10.14						
Value at end of period	$7.86	$12.98	$12.59	$11.08						
Number of accumulation units outstanding at end of period	4,217	4,371	4,024	774						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$11.54	$10.77	$10.09	$10.11						
Value at end of period	$9.59	$11.54	$10.77	$10.09						
Number of accumulation units outstanding at end of period	125,589	134,254	173,717	18,735						
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$11.53	$11.35	$9.92	$9.98						
Value at end of period	$7.32	$11.53	$11.35	$9.92						
Number of accumulation units outstanding at end of period	16,405	19,788	38,912	64,275						
ING PIMCO CORE BOND PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.93									
Value at end of period	$9.91									
Number of accumulation units outstanding at end of period	11,895									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.20	$10.36	$10.08	$10.07						
Value at end of period	$11.06	$11.20	$10.36	$10.08						
Number of accumulation units outstanding at end of period	42,546	30,740	38,670	31,552						
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.15	$12.65	$11.73							
Value at end of period	$8.49	$13.15	$12.65							
Number of accumulation units outstanding at end of period	5,699	7,316	8,280							
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.21									
Value at end of period	$7.07									
Number of accumulation units outstanding at end of period	339,904									

Condensed Financial Information (continued)

Year Ended December 31

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.65	$12.13	$10.92	$10.19						
Value at end of period	$8.37	$12.65	$12.13	$10.92						
Number of accumulation units outstanding at end of period	2,704	3,310	2,645	6,724						
ING STOCK INDEX PORTFOLIO										
(Since June 22, 2004)										
Value at beginning of period	$13.36	$12.87	$11.29	$10.95	$10.24					
Value at end of period	$8.28	$13.36	$12.87	$11.29	$10.95					
Number of accumulation units outstanding at end of period	1,085,316	1,408,512	1,806,092	2,519,398	3,644,867					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.91	$12.51	$11.03							
Value at end of period	$9.25	$12.91	$12.51							
Number of accumulation units outstanding at end of period	84,473	95,844	101,957							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.06	$12.58	$11.69	$10.03						
Value at end of period	$7.88	$14.06	$12.58	$11.69						
Number of accumulation units outstanding at end of period	523,941	708,539	1,029,207	1,558,061						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.83	$12.59	$10.69	$10.36						
Value at end of period	$8.16	$12.83	$12.59	$10.69						
Number of accumulation units outstanding at end of period	30,737	32,477	46,197	37,296						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.66	$12.69	$11.24	$10.74						
Value at end of period	$7.52	$12.66	$12.69	$11.24						
Number of accumulation units outstanding at end of period	74,010	120,796	172,164	228,257						
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO										
Since June 25, 2004)										
Value at beginning of period	$14.93	$12.46	$12.11	$10.63	$10.16					
Value at end of period	$7.49	$14.93	$12.46	$12.11	$10.63					
Number of accumulation units outstanding at end of period	1,157,256	282,429	426,952	606,204	848,263					
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.75	$12.17	$10.62	$10.21						
Value at end of period	$7.37	$11.75	$12.17	$10.62						
Number of accumulation units outstanding at end of period	8,999	13,021	17,889	25,740						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$12.36	$12.10	$10.89	$10.29						
Value at end of period	$9.34	$12.36	$12.10	$10.89						
Number of accumulation units outstanding at end of period	10,804	15,219	16,737	3,714						

C-7

Condensed Financial Information (continued)

Year Ended December 31

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$12.88	$12.73	$11.13	$11.09						
Value at end of period	$8.61	$12.88	$12.73	$11.13						
Number of accumulation units outstanding at end of period	206,107	271,078	362,385	2,190						
ING VP BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.94	$10.51	$10.01							
Value at end of period	$7.76	$10.94	$10.51							
Number of accumulation units outstanding at end of period	263,747	340,649	423,116							
ING VP GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.96	$10.00								
Value at end of period	$6.13	$9.96								
Number of accumulation units outstanding at end of period	54,963	81,832								
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.64	$12.79	$11.48							
Value at end of period	$7.56	$13.64	$12.79							
Number of accumulation units outstanding at end of period	124,306	159,544	202,822							
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.85	$12.41	$10.98	$10.29						
Value at end of period	$7.96	$12.85	$12.41	$10.98						
Number of accumulation units outstanding at end of period	9,332	2,244	13,209	3,972						
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.02	$12.52	$11.60	$10.59						
Value at end of period	$8.02	$13.02	$12.52	$11.60						
Number of accumulation units outstanding at end of period	50,647	74,122	100,409	106,720						
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.94	$12.92	$11.51	$10.16						
Value at end of period	$7.82	$11.94	$12.92	$11.51						
Number of accumulation units outstanding at end of period	40,397	59,344	87,105	97,075						
ING VP INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.86	$10.39	$10.12	$10.02						
Value at end of period	$9.80	$10.86	$10.39	$10.12						
Number of accumulation units outstanding at end of period	70,158	57,798	48,426	29,572						
ING VP INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$29.10	$26.01	$20.38	$18.88	$16.31	$12.73	$15.2495	$17.5072	$17.2046	$11.6165
Value at end of period	$16.43	$29.10	$26.01	$20.38	$18.88	$16.31	$12.73	$15.2495	$17.5072	$17.2046
Number of accumulation units outstanding at end of period	83,279	116,618	188,003	325,902	503,669	547,278	406,618	368,448	349,793	284,973

Condensed Financial Information (continued)

Year Ended December 31

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING VP MIDCAP OPPORTUNITIES PORTFOLIO (Since May 2000)										
Value at beginning of period	$9.24	$7.45	$7.01	$6.44	$5.85	$4.34	$5.9396	$8.8561		
Value at end of period	$5.68	$9.24	$7.45	$7.01	$6.44	$5.85	$4.34	$5.9396	$8.8561	
Number of accumulation units outstanding at end of period	388,683	515,659	732,188	979,332	1,286,006	119,974	78,226	104,414	63,345	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$31.55	$29.07	$26.18	$24.33	$22.40	$16.39	$29.4598	$42.1707	$42.3014	$17.795
Value at end of period	$20.38	$31.55	$29.07	$26.18	$24.33	$22.40	$16.39	$29.4598	$42.1707	$42.3014
Number of accumulation units outstanding at end of period	87,434	109,698	161,191	220,745	301,141	410,529	620,847	773,226	860,669	434,003
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (Funds were first received in this option during August 2005)										
Value at beginning of period	$11.68	$11.19	$10.47	$10.38						
Value at end of period	$8.80	$11.68	$11.19	$10.47						
Number of accumulation units outstanding at end of period	402	1,304	1,305	807						
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (Funds were first received in this option during August 2005)										
Value at beginning of period	$12.68	$12.25	$10.97	$10.65						
Value at end of period	$8.00	$12.68	$12.25	$10.97						
Number of accumulation units outstanding at end of period	1,709	1,824	1,888	3,979						
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO (Funds were first received in this option during July 2005)										
Value at beginning of period	$12.21	$11.74	$10.71	$10.53						
Value at end of period	$8.37	$12.21	$11.74	$10.71						
Number of accumulation units outstanding at end of period	3,252	4,187	4,273	2,775						
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO (Funds were first received in this option during May 2006)										
Value at beginning of period	$9.96	$10.46	$10.00							
Value at end of period	$6.62	$9.96	$10.46							
Number of accumulation units outstanding at end of period	1,998	1,729	1,903							
NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE PORTFOLIO® (Since April 30, 1999)										
Value at beginning of period	$15.35	$14.46	$12.90	$12.24	$10.95	$8.26	$9.8309	$10.3394	$10.6549	
Value at end of period	$9.16	$15.35	$14.46	$12.90	$12.24	$10.95	$10.3394	$9.8309	$10.3394	$10.6549
Number of accumulation units outstanding at end of period	22,740	27,008	35,585	47,808	53,325	63,728	48,267	62,695	47,083	22,281

APPENDIX D

INFORMATION REGARDING CLOSED SUBACCOUNTS

The subaccounts that invest in the following Funds have been closed to new investment:
- Fidelity® VIP Investment Grade Bond Portfolio
- ING BlackRock Large Cap Value Portfolio
- ING Lord Abbett Affiliated Portfolio
- ING Opportunistic LargeCap Portfolio
- ING American Century Large Company Value Portfolio
- ING American Century Small-Mid Cap Value Portfolio
- ING Legg Mason Partners Aggressive Growth Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio
- ING International Value Portfolio
- ING MidCap Opportunities Portfolio

Contract owners who have Contract Value allocated to one or more of the Subaccounts that correspond to these Funds may leave their Contract Value in those Subaccounts, but future allocations and transfers into those Subaccounts are prohibited. If your most recent premium allocation instructions includes a Subaccount that corresponds to one of these Funds, premium received that would have been allocated to a Subaccount corresponding to one of these Funds may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58703
1-877-884-5050

STATEMENT OF ADDITIONAL INFORMATION

SELECT*ANNUITY III
INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
ISSUED BY
RELIASTAR SELECT VARIABLE ACCOUNT OF
RELIASTAR LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus, but should be read in conjunction with the prospectus dated May 1, 2009, (the "prospectus") relating to the Select*Annuity III Individual Deferred Variable/Fixed Annuity contracts issued by ReliaStar Select Variable Account (the "Variable Account") and ReliaStar Life Insurance Company ("ReliaStar Life"). Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the prospectus. A copy of the prospectus may be obtained from the ING Service Center at P.O. Box 5050, Minot, North Dakota 58703, by calling 1-877-884-5050 or by accessing the SEC's website at http://www.sec.gov.

Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the meanings given to them in the prospectus.

TABLE OF CONTENTS

The date of this Statement of Additional Information is May 1, 2009.

INTRODUCTION

The Select*Annuity III contracts (the "contracts") are flexible purchase payment individual deferred variable/fixed annuity contracts. The contracts are sold both as non-qualified contracts and/or in connection with retirement plans which may qualify for special federal tax treatment under the Internal Revenue Code. (See "Federal Tax Status" in the prospectus.) Annuity payouts under the contracts are deferred until a selected later date.

Purchase payments may be allocated to one or more of the available subaccounts of the Variable Account, a separate account of ReliaStar Life, and/or to the Fixed Account (which is the general account of ReliaStar Life). Purchase payments allocated to one or more of the available subaccounts of the Variable Account, as selected by the Contract Owner, will be invested in shares at net asset value of one or more of a group of Funds.

ADMINISTRATION OF THE CONTRACTS

ReliaStar Life performs certain administrative functions ("Administrative Functions") relating to the contracts and the Variable Account in Minot, North Dakota. These functions include, among other things, maintaining the books and records of the Variable Account and the subaccounts, and maintaining records of the name, address, taxpayer identification number, contract number, type of contract issued to each owner, Contract Value and other pertinent information necessary to the administration and operation of the contracts. ReliaStar Life receives no payment for performing any of the Administrative Functions.

UNDERWRITERS

Effective January 1, 2004, ReliaStar Life's affiliate, ING Financial Advisers, LLC, became the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

ING Financial Advisers, LLC offers the securities under the contracts on a continuous basis, however, the contract is no longer available to new purchasers. ReliaStar Life pays ING Financial Advisers, LLC under a distribution agreement. For the years ended December 31, 2008, 2007 and 2006, ING Financial Advisers, LLC was paid fees by ReliaStar Life with respect to distribution of the Select*Annuity III contract aggregating $202,334.00, $103,569.00, and $138,168.00, respectively.

CUSTODY OF ASSETS

ReliaStar Life maintains custody of the assets of the Variable Account. As custodian, ReliaStar Life holds cash balances for the Variable Account pending investment in the Funds or distribution. The Fund shares owned by the subaccounts are reflected only on the records of the Funds, and are not issued in certificated form.

EXPERTS

The statements of assets and liabilities of ReliaStar Select Variable Account as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of ReliaStar Life Insurance Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying Funds by performance and/or investment objective. We may categorize the underlying Funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying Funds, if accompanied by performance which also shows the performance of such Funds reduced by applicable charges under the Variable Account. We may also show in advertisements the portfolio holdings of the underlying Funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and portfolio rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

FINANCIAL STATEMENTS

The financial statements of the Variable Account reflect the operations of the Variable Account as of and for the year ended December 31, 2008, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of ReliaStar Life as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of ReliaStar Life should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Life to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. The statutory basis financial statements of ReliaStar Life as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Minnesota Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
ReliaStar Life Insurance Company
ReliaStar Select Variable Account
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Financial Statements
Year ended December 31, 2008

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company ReliaStar Select Variable Account (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth-Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth Portfolio - Institutional Class
  ING LifeStyle Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Institutional Class
  ING Mid Cap Growth Portfolio - Institutional Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class

ING Investors Trust (continued):
  ING PIMCO Core Bond Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Initial Class
  ING American Century Small-Mid Cap Value Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value II Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I

ING Variable Portfolios, Inc.:
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
    Class I
  ING Opportunistic Large Cap Value Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I

ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Socially Responsive Portfolio® -
    Class I

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company ReliaStar Select Variable Account at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,221	$ 950	$ 1,097	$ 18,863	$ 12,029
Total assets	1,221	950	1,097	18,863	12,029
Net assets	$ 1,221	$ 950	$ 1,097	$ 18,863	$ 12,029
Net assets					
Accumulation units	$ 1,221	$ 950	$ 1,097	$ 18,834	$ 12,011
Contracts in payout (annuitization)	-	-	-	29	18
Total net assets	$ 1,221	$ 950	$ 1,097	$ 18,863	$ 12,029
Total number of mutual fund shares	36,707	39,412	90,029	1,431,180	781,580
Cost of mutual fund shares	$ 2,277	$ 1,546	$ 1,915	$ 32,340	$ 19,714

The accompanying notes are an integral part of these financial statements.

3

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2	$ 4,697	$ 45	$ 86	$ 76
Total assets	2	4,697	45	86	76
Net assets	$ 2	$ 4,697	$ 45	$ 86	$ 76
Net assets					
Accumulation units	$ 2	$ 4,697	$ -	$ 86	$ 76
Contracts in payout (annuitization)	-	-	45	-	-
Total net assets	$ 2	$ 4,697	$ 45	$ 86	$ 76
Total number of mutual fund shares	18	396,698	45,449	11,492	11,432
Cost of mutual fund shares	$ 3	$ 5,012	$ 45	$ 185	$ 119

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Institutional Class		ING Evergreen Health Sciences Portfolio - Institutional Class		ING Evergreen Omega Portfolio - Institutional Class		ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class		ING Global Real Estate Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	1,305	$	46	$	12,296	$	133	$	199
Total assets		1,305		46		12,296		133		199
Net assets	$	1,305	$	46	$	12,296	$	133	$	199
Net assets										
Accumulation units	$	1,305	$	46	$	12,275	$	133	$	199
Contracts in payout (annuitization)		-		-		21		-		-
Total net assets	$	1,305	$	46	$	12,296	$	133	$	199
Total number of mutual fund shares		151,768		5,346		1,501,381		15,539		28,020
Cost of mutual fund shares	$	1,787	$	58	$	15,931	$	201	$	287

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 578	$ 249	$ 2,846	$ 5,817	$ 404
Total assets	578	249	2,846	5,817	404
Net assets	$ 578	$ 249	$ 2,846	$ 5,817	$ 404
Net assets					
Accumulation units	$ 578	$ 249	$ 2,846	$ 5,799	$ 404
Contracts in payout (annuitization)	-	-	-	18	-
Total net assets	$ 578	$ 249	$ 2,846	$ 5,817	$ 404
Total number of mutual fund shares	43,928	20,665	335,961	979,308	42,966
Cost of mutual fund shares	$ 1,063	$ 511	$ 4,183	$ 9,945	$ 730

The accompanying notes are an integral part of these financial statements.

6

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 27	$ 32	$ 140	$ 429	$ 96
Total assets	27	32	140	429	96
Net assets	$ 27	$ 32	$ 140	$ 429	$ 96
Net assets					
Accumulation units	$ 27	$ 32	$ 140	$ 429	$ 96
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 27	$ 32	$ 140	$ 429	$ 96
Total number of mutual fund shares	7,772	4,439	17,531	51,570	10,824
Cost of mutual fund shares	$ 40	$ 60	$ 240	$ 652	$ 134

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,587	$ 11,226	$ 2	$ 112	$ 2,493
Total assets	2,587	11,226	2	112	2,493
Net assets	$ 2,587	$ 11,226	$ 2	$ 112	$ 2,493
Net assets					
Accumulation units	$ 2,587	$ 11,226	$ 2	$ 112	$ 2,493
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,587	$ 11,226	$ 2	$ 112	$ 2,493
Total number of mutual fund shares	250,914	11,225,622	246	9,889	323,732
Cost of mutual fund shares	$ 2,707	$ 11,226	$ 3	$ 173	$ 4,121

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Institutional Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING PIMCO Core Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 232	$ 1,368	$ 33	$ 160	$ 48
Total assets	232	1,368	33	160	48
Net assets	$ 232	$ 1,368	$ 33	$ 160	$ 48
Net assets					
Accumulation units	$ 232	$ 1,361	$ 33	$ 160	$ 48
Contracts in payout (annuitization)	-	7	-	-	-
Total net assets	$ 232	$ 1,368	$ 33	$ 160	$ 48
Total number of mutual fund shares	19,583	143,594	2,757	13,916	6,110
Cost of mutual fund shares	$ 311	$ 1,958	$ 53	$ 156	$ 74

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 27	$ 10,681	$ 1,201	$ 325	$ 16,599
Total assets	27	10,681	1,201	325	16,599
Net assets	$ 27	$ 10,681	$ 1,201	$ 325	$ 16,599
Net assets					
Accumulation units	$ 27	$ 10,681	$ 1,201	$ 325	$ 16,499
Contracts in payout (annuitization)	-	-	-	-	100
Total net assets	$ 27	$ 10,681	$ 1,201	$ 325	$ 16,599
Total number of mutual fund shares	3,561	1,387,165	78,018	38,458	2,391,779
Cost of mutual fund shares	$ 42	$ 14,541	$ 1,872	$ 542	$ 31,776

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class		ING VP Index Plus International Equity Portfolio - Service Class		ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class		ING American Century Large Company Value Portfolio - Initial Class		ING American Century Small-Mid Cap Value Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	2,133	$	2,305	$	13	$	-	$	31
Total assets		2,133		2,305		13		-		31
Net assets	$	2,133	$	2,305	$	13	$	-	$	31
Net assets										
Accumulation units	$	2,133	$	2,299	$	13	$	-	$	31
Contracts in payout (annuitization)		-		6		-		-		-
Total net assets	$	2,133	$	2,305	$	13	$	-	$	31
Total number of mutual fund shares		135,082		447,640		2,109		87		4,262
Cost of mutual fund shares	$	3,579	$	4,673	$	21	$	1	$	51

The accompanying notes are an integral part of these financial statements.

11

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class		ING Columbia Small Cap Value II Portfolio - Initial Class		ING JPMorgan Mid Cap Value Portfolio - Initial Class		ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class		ING Neuberger Berman Partners Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	262	$	32	$	237	$	10	$	25
Total assets		262		32		237		10		25
Net assets	$	262	$	32	$	237	$	10	$	25
Net assets										
Accumulation units	$	262	$	32	$	237	$	10	$	25
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	262	$	32	$	237	$	10	$	25
Total number of mutual fund shares		23,243		4,642		25,422		348		4,610
Cost of mutual fund shares	$	422	$	47	$	390	$	15	$	46

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class		ING Oppenheimer Strategic Income Portfolio - Service Class		ING PIMCO Total Return Portfolio - Initial Class		ING Pioneer High Yield Portfolio - Initial Class		ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	5,802	$	1,395	$	575	$	3,835	$	5,026
Total assets		5,802		1,395		575		3,835		5,026
Net assets	$	5,802	$	1,395	$	575	$	3,835	$	5,026
Net assets										
Accumulation units	$	5,802	$	1,395	$	575	$	3,835	$	5,026
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	5,802	$	1,395	$	575	$	3,835	$	5,026
Total number of mutual fund shares		638,944		155,701		51,916		589,058		1,092,575
Cost of mutual fund shares	$	8,332	$	1,642	$	625	$	5,376	$	8,946

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 608	$ 84	$ 101	$ 4	$ 20
Total assets	608	84	101	4	20
Net assets	$ 608	$ 84	$ 101	$ 4	$ 20
Net assets					
Accumulation units	$ 608	$ 84	$ 101	$ 4	$ 20
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 608	$ 84	$ 101	$ 4	$ 20
Total number of mutual fund shares	97,992	11,847	3,919	387	2,185
Cost of mutual fund shares	$ 877	$ 139	$ 124	$ 5	$ 33

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 27	$ 351	$ 21	$ 120	$ 126
Total assets	27	351	21	120	126
Net assets	$ 27	$ 351	$ 21	$ 120	$ 126
Net assets					
Accumulation units	$ 27	$ 351	$ 21	$ 120	$ 126
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 27	$ 351	$ 21	$ 120	$ 126
Total number of mutual fund shares	2,991	23,218	2,030	13,883	12,021
Cost of mutual fund shares	$ 42	$ 565	$ 21	$ 191	$ 142

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 462	$ 354	$ 1,632	$ 2,355	$ 2,097
Total assets	462	354	1,632	2,355	2,097
Net assets	$ 462	$ 354	$ 1,632	$ 2,355	$ 2,097
Net assets					
Accumulation units	$ 462	$ 354	$ 1,632	$ 2,355	$ 2,097
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 462	$ 354	$ 1,632	$ 2,355	$ 2,097
Total number of mutual fund shares	46,455	37,603	241,133	368,039	170,936
Cost of mutual fund shares	$ 733	$ 512	$ 2,973	$ 2,398	$ 2,603

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Assets			
Investments in mutual funds at fair value	$ 5,652	$ 922	$ 263
Total assets	5,652	922	263
Net assets	$ 5,652	$ 922	$ 263
Net assets			
Accumulation units	$ 5,644	$ 922	$ 263
Contracts in payout (annuitization)	8	-	-
Total net assets	$ 5,652	$ 922	$ 263
Total number of mutual fund shares	615,681	83,174	27,983
Cost of mutual fund shares	$ 8,353	$ 1,066	$ 396

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 15	$ 23	$ 32	$ 702	$ 176
Total investment income	15	23	32	702	176
Expenses:					
Mortality, expense risk and other charges	28	18	25	413	272
Total expenses	28	18	25	413	272
Net investment income (loss)	(13)	5	7	289	(96)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56)	(19)	19	620	1,442
Capital gains distributions	223	85	230	34	615
Total realized gain (loss) on investments and capital gains distributions	167	66	249	654	2,057
Net unrealized appreciation (depreciation) of investments	(1,243)	(686)	(1,194)	(16,937)	(12,391)
Net realized and unrealized gain (loss) on investments	(1,076)	(620)	(945)	(16,283)	(10,334)
Net increase (decrease) in net assets resulting from operations	$ (1,089)	$ (615)	$ (938)	$ (15,994)	$ (10,430)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 256	$ 1	$ -	$ -
Total investment income	-	256	1	-	-
Expenses:					
Mortality, expense risk and other charges	-	78	1	2	1
Total expenses	-	78	1	2	1
Net investment income (loss)	-	178	-	(2)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(127)	-	(21)	(7)
Capital gains distributions	-	5	-	27	12
Total realized gain (loss) on investments and capital gains distributions	-	(122)	-	6	5
Net unrealized appreciation (depreciation) of investments	(1)	(312)	-	(87)	(44)
Net realized and unrealized gain (loss) on investments	(1)	(434)	-	(81)	(39)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (256)	$ -	$ (83)	$ (40)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ -	$ 88	$ 2	$ -
Total investment income	13	-	88	2	-
Expenses:					
Mortality, expense risk					
and other charges	26	1	233	2	1
Total expenses	26	1	233	2	1
Net investment income (loss)	(13)	(1)	(145)	-	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13	(7)	(2)	(1)	(6)
Capital gains distributions	93	2	1,982	10	-
Total realized gain (loss) on investments					
and capital gains distributions	106	(5)	1,980	9	(6)
Net unrealized appreciation					
(depreciation) of investments	(923)	(12)	(7,210)	(82)	(88)
Net realized and unrealized gain (loss)					
on investments	(817)	(17)	(5,230)	(73)	(94)
Net increase (decrease) in net assets					
resulting from operations	$ (830)	$ (18)	$ (5,375)	$ (73)	$ (95)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 12	$ 32	$ 336	$ -
Total investment income	18	12	32	336	-
Expenses:					
Mortality, expense risk and other charges	13	6	58	126	10
Total expenses	13	6	58	126	10
Net investment income (loss)	5	6	(26)	210	(10)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(25)	(14)	(98)	(483)	(92)
Capital gains distributions	168	28	375	1,043	74
Total realized gain (loss) on investments and capital gains distributions	143	14	277	560	(18)
Net unrealized appreciation (depreciation) of investments	(647)	(316)	(1,678)	(5,254)	(375)
Net realized and unrealized gain (loss) on investments	(504)	(302)	(1,401)	(4,694)	(393)
Net increase (decrease) in net assets resulting from operations	$ (499)	$ (296)	$ (1,427)	$ (4,484)	$ (403)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 4	$ 12	$ 3
Total investment income	-	1	4	12	3
Expenses:					
Mortality, expense risk and other charges	-	1	3	7	2
Total expenses	-	1	3	7	2
Net investment income (loss)	-	-	1	5	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(1)	1	(8)	(5)
Capital gains distributions	4	5	11	27	5
Total realized gain (loss) on investments and capital gains distributions	(2)	4	12	19	-
Net unrealized appreciation (depreciation) of investments	(11)	(36)	(97)	(230)	(41)
Net realized and unrealized gain (loss) on investments	(13)	(32)	(85)	(211)	(41)
Net increase (decrease) in net assets resulting from operations	$ (13)	$ (32)	$ (84)	$ (206)	$ (40)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 183	$ 306	$ -	$ 2	$ 53
Total investment income	183	306	-	2	53
Expenses:					
Mortality, expense risk and other charges	41	155	-	2	62
Total expenses	41	155	-	2	62
Net investment income (loss)	142	151	-	-	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	20	-	-	(11)	247
Capital gains distributions	20	-	-	-	448
Total realized gain (loss) on investments and capital gains distributions	40	-	-	(11)	695
Net unrealized appreciation (depreciation) of investments	(221)	-	(1)	(80)	(3,469)
Net realized and unrealized gain (loss) on investments	(181)	-	(1)	(91)	(2,774)
Net increase (decrease) in net assets resulting from operations	$ (39)	$ 151	$ (1)	$ (91)	$ (2,783)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Institutional Class	ING Mid Cap Growth Portfolio - Institutional Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING PIMCO Core Bond Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 74	$ -	$ 2	$ 1
Total investment income	18	74	-	2	1
Expenses:					
Mortality, expense risk and other charges	4	32	-	1	-
Total expenses	4	32	-	1	-
Net investment income (loss)	14	42	-	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(35)	121	-	(7)	-
Capital gains distributions	27	264	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(8)	385	-	(7)	-
Net unrealized appreciation (depreciation) of investments	(69)	(1,476)	-	(20)	4
Net realized and unrealized gain (loss) on investments	(77)	(1,091)	-	(27)	4
Net increase (decrease) in net assets resulting from operations	$ (63)	$ (1,049)	$ -	$ (26)	$ 5

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 1	$ 558	$ 72	$ 21
Total investment income	2	1	558	72	21
Expenses:					
Mortality, expense risk and other charges	1	1	227	21	6
Total expenses	1	1	227	21	6
Net investment income (loss)	1	-	331	51	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(7)	283	(104)	(18)
Capital gains distributions	3	3	164	146	37
Total realized gain (loss) on investments and capital gains distributions	3	(4)	447	42	19
Net unrealized appreciation (depreciation) of investments	(32)	(14)	(8,073)	(589)	(224)
Net realized and unrealized gain (loss) on investments	(29)	(18)	(7,626)	(547)	(205)
Net increase (decrease) in net assets resulting from operations	$ (28)	$ (18)	$ (7,295)	$ (496)	$ (190)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 28	$ 114	$ 170	$ 234
Total investment income	-	28	114	170	234
Expenses:					
Mortality, expense risk and other charges	-	263	43	133	51
Total expenses	-	263	43	133	51
Net investment income (loss)	-	(235)	71	37	183
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	60	(328)	(1,798)	(356)
Capital gains distributions	-	785	272	1,091	1,108
Total realized gain (loss) on investments and capital gains distributions	-	845	(56)	(707)	752
Net unrealized appreciation (depreciation) of investments	-	(16,468)	(1,241)	(1,333)	(3,012)
Net realized and unrealized gain (loss) on investments	-	(15,623)	(1,297)	(2,040)	(2,260)
Net increase (decrease) in net assets resulting from operations	$ -	$ (15,858)	$ (1,226)	$ (2,003)	$ (2,077)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	1	6	1
Total expenses	-	-	1	6	1
Net investment income (loss)	-	-	(1)	(6)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	-	(1)	(19)	(3)
Capital gains distributions	2	-	5	13	-
Total realized gain (loss) on investments and capital gains distributions	-	-	4	(6)	(3)
Net unrealized appreciation (depreciation) of investments	(7)	(1)	(16)	(194)	(15)
Net realized and unrealized gain (loss) on investments	(7)	(1)	(12)	(200)	(18)
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (1)	$ (13)	$ (206)	$ (19)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ -	$ 4	$ -	$ -
Total investment income	9	-	4	-	-
Expenses:					
Mortality, expense risk and other charges	5	-	1	-	-
Total expenses	5	-	1	-	-
Net investment income (loss)	4	-	3	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(31)	-	(17)	(1)	-
Capital gains distributions	35	-	8	-	-
Total realized gain (loss) on investments and capital gains distributions	4	-	(9)	(1)	-
Net unrealized appreciation (depreciation) of investments	(158)	(7)	10	(21)	-
Net realized and unrealized gain (loss) on investments	(154)	(7)	1	(22)	-
Net increase (decrease) in net assets resulting from operations	$ (150)	$ (7)	$ 4	$ (22)	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 208	$ 84	$ 32	$ 150	$ 37
Total investment income	208	84	32	150	37
Expenses:					
Mortality, expense risk and other charges	125	23	10	19	120
Total expenses	125	23	10	19	120
Net investment income (loss)	83	61	22	131	(83)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	183	13	16	(103)	(249)
Capital gains distributions	718	6	10	1	1,344
Total realized gain (loss) on investments and capital gains distributions	901	19	26	(102)	1,095
Net unrealized appreciation (depreciation) of investments	(5,520)	(372)	(69)	(1,541)	(5,486)
Net realized and unrealized gain (loss) on investments	(4,619)	(353)	(43)	(1,643)	(4,391)
Net increase (decrease) in net assets resulting from operations	$ (4,536)	$ (292)	$ (21)	$ (1,512)	$ (4,474)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 23	$ 5	$ 4	$ 1	$ 1
Total investment income	23	5	4	1	1
Expenses:					
Mortality, expense risk and other charges	15	2	2	-	-
Total expenses	15	2	2	-	-
Net investment income (loss)	8	3	2	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	(14)	(12)	(2)	(1)
Capital gains distributions	-	7	4	1	4
Total realized gain (loss) on investments and capital gains distributions	9	(7)	(8)	(1)	3
Net unrealized appreciation (depreciation) of investments	(529)	(51)	(23)	(2)	(16)
Net realized and unrealized gain (loss) on investments	(520)	(58)	(31)	(3)	(13)
Net increase (decrease) in net assets resulting from operations	$ (512)	$ (55)	$ (29)	$ (2)	$ (12)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - ClassI	ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 7		$ 4	$ 2
Total investment income	1	7	-	4	2
Expenses:					
Mortality, expense risk and other charges	1	9		2	2
Total expenses	1	9	-	2	2
Net investment income (loss)	-	(2)	-	2	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(77)		(7)	(21)
Capital gains distributions	5	-		29	7
Total realized gain (loss) on investments and capital gains distributions	3	(77)	-	22	(14)
Net unrealized appreciation (depreciation) of investments	(18)	(215)		(100)	(24)
Net realized and unrealized gain (loss) on investments	(15)	(292)	-	(78)	(38)
Net increase (decrease) in net assets resulting from operations	$ (15)	$ (294)	$ -	$ (76)	$ (38)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 5	$ 366	$ 74	$ -
Total investment income	10	5	366	74	-
Expenses:					
Mortality, expense risk and other charges	10	7	59	39	52
Total expenses	10	7	59	39	52
Net investment income (loss)	-	(2)	307	35	(52)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(137)	(158)	(986)	(62)	285
Capital gains distributions	97	34	-	425	-
Total realized gain (loss) on investments and capital gains distributions	(40)	(124)	(986)	363	285
Net unrealized appreciation (depreciation) of investments	(258)	(64)	340	(1,851)	(1,901)
Net realized and unrealized gain (loss) on investments	(298)	(188)	(646)	(1,488)	(1,616)
Net increase (decrease) in net assets resulting from operations	$ (298)	$ (190)	$ (339)	$ (1,453)	$ (1,668)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 286	$ 57	$ 8
Total investment income	5	-	286	57	8
Expenses:					
Mortality, expense risk and other charges	3	43	105	14	6
Total expenses	3	43	105	14	6
Net investment income (loss)	2	(43)	181	43	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(153)	(296)	(357)	(38)	17
Capital gains distributions	52	502	739	27	29
Total realized gain (loss) on investments and capital gains distributions	(101)	206	382	(11)	46
Net unrealized appreciation (depreciation) of investments	107	(1,404)	(3,120)	(150)	(237)
Net realized and unrealized gain (loss) on investments	6	(1,198)	(2,738)	(161)	(191)
Net increase (decrease) in net assets resulting from operations	$ 8	$ (1,241)	$ (2,557)	$ (118)	$ (189)

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net Assets at January 1, 2007	$ 2,913	$ 1,960	$ 2,216	$ 53,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	1	3	141
Total realized gain (loss) on investments and capital gains distributions	394	154	274	7,578
Net unrealized appreciation (depreciation) of investments	(52)	(81)	146	(7,210)
Net increase (decrease) in net assets from operations	323	74	423	509
Changes from principal transactions:				
Premiums	48	10	21	478
Death benefits	-	-	-	(500)
Surrenders and withdrawals	(890)	(541)	(736)	(10,112)
Contract charges	(1)	(1)	(1)	(40)
Transfers between Divisions (including fixed account), net	480	191	695	(1,699)
Increase (decrease) in net assets derived from principal transactions	(363)	(341)	(21)	(11,873)
Total increase (decrease) in net assets	(40)	(267)	402	(11,364)
Net assets at December 31, 2007	2,873	1,693	2,618	41,961
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	5	7	289
Total realized gain (loss) on investments and capital gains distributions	167	66	249	654
Net unrealized appreciation (depreciation) of investments	(1,243)	(686)	(1,194)	(16,937)
Net increase (decrease) in net assets from operations	(1,089)	(615)	(938)	(15,994)
Changes from principal transactions:				
Premiums	48	13	31	351
Death benefits	(33)	(25)	(31)	(244)
Surrenders and withdrawals	(455)	(287)	(548)	(5,500)
Contract charges	(1)	(1)	(1)	(31)
Transfers between Divisions (including fixed account), net	(122)	172	(34)	(1,680)
Increase (decrease) in net assets derived from principal transactions	(563)	(128)	(583)	(7,104)
Total increase (decrease) in net assets	(1,652)	(743)	(1,521)	(23,098)
Net assets at December 31, 2008	$ 1,221	$ 950	$ 1,097	$ 18,863

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class
Net Assets at January 1, 2007	$ 31,940	$ 3	$ 9,441	$ 50
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(153)	-	264	2
Total realized gain (loss) on investments and capital gains distributions	10,606	1	(221)	-
Net unrealized appreciation (depreciation) of investments	(6,001)	(1)	168	-
Net increase (decrease) in net assets from operations	4,452	-	211	2
Changes from principal transactions:				
Premiums	303	-	-	-
Death benefits	(90)	-	(127)	-
Surrenders and withdrawals	(7,550)	-	(2,674)	-
Contract charges	(23)	-	(5)	-
Transfers between Divisions (including fixed account), net	(140)	-	(262)	(4)
Increase (decrease) in net assets derived from principal transactions	(7,500)	-	(3,068)	(4)
Total increase (decrease) in net assets	(3,048)	-	(2,857)	(2)
Net assets at December 31, 2007	28,892	3	6,584	48
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(96)	-	178	-
Total realized gain (loss) on investments and capital gains distributions	2,057	-	(122)	-
Net unrealized appreciation (depreciation) of investments	(12,391)	(1)	(312)	-
Net increase (decrease) in net assets from operations	(10,430)	(1)	(256)	-
Changes from principal transactions:				
Premiums	242	-	-	-
Death benefits	(55)	-	(38)	-
Surrenders and withdrawals	(3,854)	-	(1,350)	-
Contract charges	(20)	-	(5)	-
Transfers between Divisions (including fixed account), net	(2,746)	-	(238)	(3)
Increase (decrease) in net assets derived from principal transactions	(6,433)	-	(1,631)	(3)
Total increase (decrease) in net assets	(16,863)	(1)	(1,887)	(3)
Net assets at December 31, 2008	$ 12,029	$ 2	$ 4,697	$ 45

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 140	$ 53	$ 3,547	$ 120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1)	(26)	(1)
Total realized gain (loss) on investments and capital gains distributions	(1)	1	322	11
Net unrealized appreciation (depreciation) of investments	14	3	(162)	(7)
Net increase (decrease) in net assets from operations	11	3	134	3
Changes from principal transactions:				
Premiums	4	-	-	-
Death benefits	-	-	(28)	-
Surrenders and withdrawals	(28)	-	(877)	-
Contract charges	-	-	(2)	-
Transfers between Divisions (including fixed account), net	107	18	(127)	(86)
Increase (decrease) in net assets derived from principal transactions	83	18	(1,034)	(86)
Total increase (decrease) in net assets	94	21	(900)	(83)
Net assets at December 31, 2007	234	74	2,647	37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1)	(13)	(1)
Total realized gain (loss) on investments and capital gains distributions	6	5	106	(5)
Net unrealized appreciation (depreciation) of investments	(87)	(44)	(923)	(12)
Net increase (decrease) in net assets from operations	(83)	(40)	(830)	(18)
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	(3)	-
Surrenders and withdrawals	(69)	-	(371)	(4)
Contract charges	-	-	(2)	-
Transfers between Divisions (including fixed account), net	4	42	(136)	31
Increase (decrease) in net assets derived from principal transactions	(65)	42	(512)	27
Total increase (decrease) in net assets	(148)	2	(1,342)	9
Net assets at December 31, 2008	$ 86	$ 76	$ 1,305	$ 46

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 25,598	$ 127	$ -	$ 1,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(252)	(2)	-	(20)
Total realized gain (loss) on investments and capital gains distributions	1,207	1	-	276
Net unrealized appreciation (depreciation) of investments	1,466	20	-	179
Net increase (decrease) in net assets from operations	2,421	19	-	435
Changes from principal transactions:				
Premiums	210	1	-	51
Death benefits	(142)	-	-	-
Surrenders and withdrawals	(5,646)	(25)	-	(249)
Contract charges	(26)	-	-	(1)
Transfers between Divisions (including fixed account), net	(1,141)	19	-	(550)
Increase (decrease) in net assets derived from principal transactions	(6,745)	(5)	-	(749)
Total increase (decrease) in net assets	(4,324)	14	-	(314)
Net assets at December 31, 2007	21,274	141	-	1,081
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(145)	-	(1)	5
Total realized gain (loss) on investments and capital gains distributions	1,980	9	(6)	143
Net unrealized appreciation (depreciation) of investments	(7,210)	(82)	(88)	(647)
Net increase (decrease) in net assets from operations	(5,375)	(73)	(95)	(499)
Changes from principal transactions:				
Premiums	126	2	2	25
Death benefits	(52)	-	-	-
Surrenders and withdrawals	(2,932)	(23)	(9)	(122)
Contract charges	(22)	-	-	(1)
Transfers between Divisions (including fixed account), net	(723)	86	301	94
Increase (decrease) in net assets derived from principal transactions	(3,603)	65	294	(4)
Total increase (decrease) in net assets	(8,978)	(8)	199	(503)
Net assets at December 31, 2008	$ 12,296	$ 133	$ 199	$ 578

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 382	$ 8,270	$ 16,639	$ 782
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(76)	14	(11)
Total realized gain (loss) on investments and capital gains distributions	211	821	1,538	203
Net unrealized appreciation (depreciation) of investments	(3)	(805)	(1,744)	(60)
Net increase (decrease) in net assets from operations	206	(60)	(192)	132
Changes from principal transactions:				
Premiums	5	103	98	27
Death benefits	-	(11)	(111)	-
Surrenders and withdrawals	(96)	(2,252)	(3,431)	(295)
Contract charges	-	(5)	(12)	-
Transfers between Divisions (including fixed account), net	29	(418)	(364)	291
Increase (decrease) in net assets derived from principal transactions	(62)	(2,583)	(3,820)	23
Total increase (decrease) in net assets	144	(2,643)	(4,012)	155
Net assets at December 31, 2007	526	5,627	12,627	937
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(26)	210	(10)
Total realized gain (loss) on investments and capital gains distributions	14	277	560	(18)
Net unrealized appreciation (depreciation) of investments	(316)	(1,678)	(5,254)	(375)
Net increase (decrease) in net assets from operations	(296)	(1,427)	(4,484)	(403)
Changes from principal transactions:				
Premiums	13	79	69	24
Death benefits	-	(5)	(61)	-
Surrenders and withdrawals	(46)	(1,097)	(1,921)	(165)
Contract charges	-	(4)	(9)	(1)
Transfers between Divisions (including fixed account), net	52	(327)	(404)	12
Increase (decrease) in net assets derived from principal transactions	19	(1,354)	(2,326)	(130)
Total increase (decrease) in net assets	(277)	(2,781)	(6,810)	(533)
Net assets at December 31, 2008	$ 249	$ 2,846	$ 5,817	$ 404

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 153	$ 132	$ 44	$ 424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	15	6	6	45
Net unrealized appreciation (depreciation) of investments	(16)	(2)	(7)	(27)
Net increase (decrease) in net assets from operations	(2)	3	(1)	18
Changes from principal transactions:				
Premiums	-	-	-	37
Death benefits	-	-	-	-
Surrenders and withdrawals	(21)	(6)	-	(282)
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	(95)	16	184	396
Increase (decrease) in net assets derived from principal transactions	(116)	10	184	151
Total increase (decrease) in net assets	(118)	13	183	169
Net assets at December 31, 2007	35	145	227	593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	1	5
Total realized gain (loss) on investments and capital gains distributions	(2)	4	12	19
Net unrealized appreciation (depreciation) of investments	(11)	(36)	(97)	(230)
Net increase (decrease) in net assets from operations	(13)	(32)	(84)	(206)
Changes from principal transactions:				
Premiums	-	-	-	6
Death benefits	-	-	-	-
Surrenders and withdrawals	(2)	(47)	(24)	(41)
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	7	(34)	21	77
Increase (decrease) in net assets derived from principal transactions	5	(81)	(3)	42
Total increase (decrease) in net assets	(8)	(113)	(87)	(164)
Net assets at December 31, 2008	$ 27	$ 32	$ 140	$ 429

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 382	$ 4,269	$ 12,189	$ 15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	22	429	-
Total realized gain (loss) on investments and capital gains distributions	30	10	-	1
Net unrealized appreciation (depreciation) of investments	(19)	122	-	(1)
Net increase (decrease) in net assets from operations	12	154	429	-
Changes from principal transactions:				
Premiums	2	50	187	-
Death benefits	-	(15)	(376)	-
Surrenders and withdrawals	(124)	(1,088)	(5,470)	(12)
Contract charges	-	(2)	(9)	-
Transfers between Divisions (including fixed account), net	(57)	(87)	4,957	-
Increase (decrease) in net assets derived from principal transactions	(179)	(1,142)	(711)	(12)
Total increase (decrease) in net assets	(167)	(988)	(282)	(12)
Net assets at December 31, 2007	215	3,281	11,907	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	142	151	-
Total realized gain (loss) on investments and capital gains distributions	-	40	-	-
Net unrealized appreciation (depreciation) of investments	(41)	(221)	-	(1)
Net increase (decrease) in net assets from operations	(40)	(39)	151	(1)
Changes from principal transactions:				
Premiums	1	50	241	-
Death benefits	-	(3)	(224)	-
Surrenders and withdrawals	(107)	(759)	(6,994)	-
Contract charges	-	(2)	(8)	-
Transfers between Divisions (including fixed account), net	27	59	6,153	-
Increase (decrease) in net assets derived from principal transactions	(79)	(655)	(832)	-
Total increase (decrease) in net assets	(119)	(694)	(681)	(1)
Net assets at December 31, 2008	$ 96	$ 2,587	$ 11,226	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 210	$ 7,417	$ 192	$ 3,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(10)	4	(18)
Total realized gain (loss) on investments and capital gains distributions	20	1,233	15	533
Net unrealized appreciation (depreciation) of investments	6	(37)	(18)	236
Net increase (decrease) in net assets from operations	23	1,186	1	751
Changes from principal transactions:				
Premiums	2	54	3	28
Death benefits	-	(25)	-	(180)
Surrenders and withdrawals	(29)	(1,929)	(70)	(746)
Contract charges	-	(5)	-	(2)
Transfers between Divisions (including fixed account), net	22	(225)	110	4
Increase (decrease) in net assets derived from principal transactions	(5)	(2,130)	43	(896)
Total increase (decrease) in net assets	18	(944)	44	(145)
Net assets at December 31, 2007	228	6,473	236	3,136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(9)	14	42
Total realized gain (loss) on investments and capital gains distributions	(11)	695	(8)	385
Net unrealized appreciation (depreciation) of investments	(80)	(3,469)	(69)	(1,476)
Net increase (decrease) in net assets from operations	(91)	(2,783)	(63)	(1,049)
Changes from principal transactions:				
Premiums	2	40	14	8
Death benefits	-	(38)	-	-
Surrenders and withdrawals	(40)	(848)	(90)	(617)
Contract charges	-	(4)	-	(2)
Transfers between Divisions (including fixed account), net	13	(347)	135	(108)
Increase (decrease) in net assets derived from principal transactions	(25)	(1,197)	59	(719)
Total increase (decrease) in net assets	(116)	(3,980)	(4)	(1,768)
Net assets at December 31, 2008	$ 112	$ 2,493	$ 232	$ 1,368

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Mid Cap Growth Portfolio - Institutional Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING PIMCO Core Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 2	$ 73	$ -	$ 105
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	5	-	5
Net unrealized appreciation (depreciation) of investments	-	(5)	-	(1)
Net increase (decrease) in net assets from operations	-	-	-	4
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	(63)	-	-
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	-	59	-	(13)
Increase (decrease) in net assets derived from principal transactions	-	(4)	-	(13)
Total increase (decrease) in net assets	-	(4)	-	(9)
Net assets at December 31, 2007	2	69	-	96
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	1	1
Total realized gain (loss) on investments and capital gains distributions	-	(7)	-	3
Net unrealized appreciation (depreciation) of investments	-	(20)	4	(32)
Net increase (decrease) in net assets from operations	-	(26)	5	(28)
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	(13)	(4)	-
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	(2)	3	159	(20)
Increase (decrease) in net assets derived from principal transactions	(2)	(10)	155	(20)
Total increase (decrease) in net assets	(2)	(36)	160	(48)
Net assets at December 31, 2008	$ -	$ 33	$ 160	$ 48

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 32	$ 27,288	$ 1,603	$ 608
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	57	11	2
Total realized gain (loss) on investments and capital gains distributions	5	2,138	211	64
Net unrealized appreciation (depreciation) of investments	(5)	(1,151)	(165)	(48)
Net increase (decrease) in net assets from operations	(1)	1,044	57	18
Changes from principal transactions:				
Premiums	-	349	65	16
Death benefits	-	(110)	-	-
Surrenders and withdrawals	(13)	(5,477)	(637)	(163)
Contract charges	-	(23)	(1)	-
Transfers between Divisions (including fixed account), net	33	(765)	550	(26)
Increase (decrease) in net assets derived from principal transactions	20	(6,026)	(23)	(173)
Total increase (decrease) in net assets	19	(4,982)	34	(155)
Net assets at December 31, 2007	51	22,306	1,637	453
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	331	51	15
Total realized gain (loss) on investments and capital gains distributions	(4)	447	42	19
Net unrealized appreciation (depreciation) of investments	(14)	(8,073)	(589)	(224)
Net increase (decrease) in net assets from operations	(18)	(7,295)	(496)	(190)
Changes from principal transactions:				
Premiums	1	202	41	9
Death benefits	-	(186)	-	-
Surrenders and withdrawals	(12)	(3,475)	(233)	(46)
Contract charges	-	(19)	(2)	-
Transfers between Divisions (including fixed account), net	5	(852)	254	99
Increase (decrease) in net assets derived from principal transactions	(6)	(4,330)	60	62
Total increase (decrease) in net assets	(24)	(11,625)	(436)	(128)
Net assets at December 31, 2008	$ 27	$ 10,681	$ 1,201	$ 325

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 1	$ 6,035	$ 5,606	$ 45,283
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(70)	3	(458)
Total realized gain (loss) on investments and capital gains distributions	-	722	315	389
Net unrealized appreciation (depreciation) of investments	-	278	(221)	1,151
Net increase (decrease) in net assets from operations	-	930	97	1,082
Changes from principal transactions:				
Premiums	-	-	118	443
Death benefits	-	(10)	(36)	(323)
Surrenders and withdrawals	(1)	(2,079)	(1,172)	(9,005)
Contract charges	-	(6)	(4)	(40)
Transfers between Divisions (including fixed account), net	-	(245)	(224)	(1,621)
Increase (decrease) in net assets derived from principal transactions	(1)	(2,340)	(1,318)	(10,546)
Total increase (decrease) in net assets	(1)	(1,410)	(1,221)	(9,464)
Net assets at December 31, 2007	-	4,625	4,385	35,819
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(235)	71	37
Total realized gain (loss) on investments and capital gains distributions	-	845	(56)	(707)
Net unrealized appreciation (depreciation) of investments	-	(16,468)	(1,241)	(1,333)
Net increase (decrease) in net assets from operations	-	(15,858)	(1,226)	(2,003)
Changes from principal transactions:				
Premiums	-	198	64	146
Death benefits	-	(20)	(9)	(109)
Surrenders and withdrawals	-	(3,163)	(742)	(1,834)
Contract charges	-	(23)	(3)	(13)
Transfers between Divisions (including fixed account), net	-	30,840	(336)	(32,006)
Increase (decrease) in net assets derived from principal transactions	-	27,832	(1,026)	(33,816)
Total increase (decrease) in net assets	-	11,974	(2,252)	(35,819)
Net assets at December 31, 2008	$ -	$ 16,599	$ 2,133	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Net Assets at January 1, 2007	$ 5,879	$ 20	$ 11	$ 76
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(77)	(1)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	171	(2)	1	9
Net unrealized appreciation (depreciation) of investments	300	(2)	(1)	(11)
Net increase (decrease) in net assets from operations	394	(5)	-	(3)
Changes from principal transactions:				
Premiums	2	-	-	-
Death benefits	(22)	-	-	-
Surrenders and withdrawals	(1,041)	(31)	(10)	(15)
Contract charges	(6)	-	-	-
Transfers between Divisions (including fixed account), net	(16)	33	-	(9)
Increase (decrease) in net assets derived from principal transactions	(1,083)	2	(10)	(24)
Total increase (decrease) in net assets	(689)	(3)	(10)	(27)
Net assets at December 31, 2007	5,190	17	1	49
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	183	-	-	(1)
Total realized gain (loss) on investments and capital gains distributions	752	-	-	4
Net unrealized appreciation (depreciation) of investments	(3,012)	(7)	(1)	(16)
Net increase (decrease) in net assets from operations	(2,077)	(7)	(1)	(13)
Changes from principal transactions:				
Premiums	3	-	-	-
Death benefits	(19)	-	-	-
Surrenders and withdrawals	(691)	(7)	-	(2)
Contract charges	(5)	-	-	-
Transfers between Divisions (including fixed account), net	(96)	10	-	(3)
Increase (decrease) in net assets derived from principal transactions	(808)	3	-	(5)
Total increase (decrease) in net assets	(2,885)	(4)	(1)	(18)
Net assets at December 31, 2008	$ 2,305	$ 13	$ -	$ 31

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net Assets at January 1, 2007	$ 462	$ 5	$ 598	$ 26
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	-	(3)	-
Total realized gain (loss) on investments and capital gains distributions	39	-	61	1
Net unrealized appreciation (depreciation) of investments	(9)	(1)	(52)	(1)
Net increase (decrease) in net assets from operations	23	(1)	6	-
Changes from principal transactions:				
Premiums	13	-	17	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(177)	(3)	(142)	(4)
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	189	26	8	(2)
Increase (decrease) in net assets derived from principal transactions	25	23	(117)	(6)
Total increase (decrease) in net assets	48	22	(111)	(6)
Net assets at December 31, 2007	510	27	487	20
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(1)	4	-
Total realized gain (loss) on investments and capital gains distributions	(6)	(3)	4	-
Net unrealized appreciation (depreciation) of investments	(194)	(15)	(158)	(7)
Net increase (decrease) in net assets from operations	(206)	(19)	(150)	(7)
Changes from principal transactions:				
Premiums	8	1	13	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(62)	(2)	(73)	(1)
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	12	25	(40)	(2)
Increase (decrease) in net assets derived from principal transactions	(42)	24	(100)	(3)
Total increase (decrease) in net assets	(248)	5	(250)	(10)
Net assets at December 31, 2008	$ 262	$ 32	$ 237	$ 10

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class
Net Assets at January 1, 2007	$ 133	$ -	$ -	$ 15,694
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	-	-	(46)
Total realized gain (loss) on investments and capital gains distributions	8	-	-	1,891
Net unrealized appreciation (depreciation) of investments	(10)	-	-	(1,062)
Net increase (decrease) in net assets from operations	11	-	-	783
Changes from principal transactions:				
Premiums	-	-	-	168
Death benefits	-	-	-	(50)
Surrenders and withdrawals	(144)	-	-	(4,061)
Contract charges	-	-	-	(12)
Transfers between Divisions (including fixed account), net	312	8	1	(162)
Increase (decrease) in net assets derived from principal transactions	168	8	1	(4,117)
Total increase (decrease) in net assets	179	8	1	(3,334)
Net assets at December 31, 2007	312	8	1	12,360
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	-	83
Total realized gain (loss) on investments and capital gains distributions	(9)	(1)	-	901
Net unrealized appreciation (depreciation) of investments	10	(21)	-	(5,520)
Net increase (decrease) in net assets from operations	4	(22)	-	(4,536)
Changes from principal transactions:				
Premiums	-	-	-	134
Death benefits	-	-	-	(34)
Surrenders and withdrawals	(5)	(9)	-	(1,761)
Contract charges	-	-	-	(10)
Transfers between Divisions (including fixed account), net	(311)	48	(1)	(351)
Increase (decrease) in net assets derived from principal transactions	(316)	39	(1)	(2,022)
Total increase (decrease) in net assets	(312)	17	(1)	(6,558)
Net assets at December 31, 2008	$ -	$ 25	$ -	$ 5,802

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net Assets at January 1, 2007	$ 2,010	$ 413	$ -	$ 15,074
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	10	-	(165)
Total realized gain (loss) on investments and capital gains distributions	48	13	-	2,032
Net unrealized appreciation (depreciation) of investments	23	9	-	(238)
Net increase (decrease) in net assets from operations	126	32	-	1,629
Changes from principal transactions:				
Premiums	7	2	-	170
Death benefits	(16)	-	-	(66)
Surrenders and withdrawals	(548)	(233)	-	(4,379)
Contract charges	(1)	-	-	(13)
Transfers between Divisions (including fixed account), net	126	175	-	(435)
Increase (decrease) in net assets derived from principal transactions	(432)	(56)	-	(4,723)
Total increase (decrease) in net assets	(306)	(24)	-	(3,094)
Net assets at December 31, 2007	1,704	389	-	11,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	22	131	(83)
Total realized gain (loss) on investments and capital gains distributions	19	26	(102)	1,095
Net unrealized appreciation (depreciation) of investments	(372)	(69)	(1,541)	(5,486)
Net increase (decrease) in net assets from operations	(292)	(21)	(1,512)	(4,474)
Changes from principal transactions:				
Premiums	25	2	-	137
Death benefits	(8)	-	(13)	(23)
Surrenders and withdrawals	(286)	(202)	(244)	(1,952)
Contract charges	(1)	-	(1)	(11)
Transfers between Divisions (including fixed account), net	253	407	5,605	(631)
Increase (decrease) in net assets derived from principal transactions	(17)	207	5,347	(2,480)
Total increase (decrease) in net assets	(309)	186	3,835	(6,954)
Net assets at December 31, 2008	$ 1,395	$ 575	$ 3,835	$ 5,026

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I
Net Assets at January 1, 2007	$ 2,290	$ 258	$ 226	$ 15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	-	2	-
Total realized gain (loss) on investments and capital gains distributions	140	18	15	-
Net unrealized appreciation (depreciation) of investments	(107)	(24)	(10)	-
Net increase (decrease) in net assets from operations	19	(6)	7	-
Changes from principal transactions:				
Premiums	19	6	-	-
Death benefits	(29)	-	-	-
Surrenders and withdrawals	(624)	(98)	(72)	-
Contract charges	(1)	-	-	-
Transfers between Divisions (including fixed account), net	(31)	32	27	-
Increase (decrease) in net assets derived from principal transactions	(666)	(60)	(45)	-
Total increase (decrease) in net assets	(647)	(66)	(38)	-
Net assets at December 31, 2007	1,643	192	188	15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	3	2	1
Total realized gain (loss) on investments and capital gains distributions	9	(7)	(8)	(1)
Net unrealized appreciation (depreciation) of investments	(529)	(51)	(23)	(2)
Net increase (decrease) in net assets from operations	(512)	(55)	(29)	(2)
Changes from principal transactions:				
Premiums	18	5	-	-
Death benefits	(1)	-	(4)	-
Surrenders and withdrawals	(434)	(45)	(38)	(1)
Contract charges	(1)	-	-	-
Transfers between Divisions (including fixed account), net	(105)	(13)	(16)	(8)
Increase (decrease) in net assets derived from principal transactions	(523)	(53)	(58)	(9)
Total increase (decrease) in net assets	(1,035)	(108)	(87)	(11)
Net assets at December 31, 2008	$ 608	$ 84	$ 101	$ 4

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
Net Assets at January 1, 2007	$ 32	$ 50	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	10	-
Total realized gain (loss) on investments and capital gains distributions	2	2	-	-
Net unrealized appreciation (depreciation) of investments	(1)	(1)	1	-
Net increase (decrease) in net assets from operations	2	1	11	-
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(1)	(1)	(13)	-
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1	840	-
Increase (decrease) in net assets derived from principal transactions	(1)	-	827	-
Total increase (decrease) in net assets	1	1	838	-
Net assets at December 31, 2007	33	51	838	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	3	3	(77)	-
Net unrealized appreciation (depreciation) of investments	(16)	(18)	(215)	-
Net increase (decrease) in net assets from operations	(12)	(15)	(294)	-
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	(8)	-
Surrenders and withdrawals	(1)	(1)	(173)	-
Contract charges	-	-	(1)	-
Transfers between Divisions (including fixed account), net	-	(8)	(11)	21
Increase (decrease) in net assets derived from principal transactions	(1)	(9)	(193)	21
Total increase (decrease) in net assets	(13)	(24)	(487)	21
Net assets at December 31, 2008	$ 20	$ 27	$ 351	$ 21

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Net Assets at January 1, 2007	$ 442	$ 306	$ 1,390	$ 1,227
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	(7)	(10)
Total realized gain (loss) on investments and capital gains distributions	36	20	119	108
Net unrealized appreciation (depreciation) of investments	(24)	(11)	(27)	(143)
Net increase (decrease) in net assets from operations	13	10	85	(45)
Changes from principal transactions:				
Premiums	-	1	7	17
Death benefits	-	-	-	-
Surrenders and withdrawals	(219)	(35)	(448)	(482)
Contract charges	-	-	(1)	(1)
Transfers between Divisions (including fixed account), net	(8)	(148)	50	63
Increase (decrease) in net assets derived from principal transactions	(227)	(182)	(392)	(403)
Total increase (decrease) in net assets	(214)	(172)	(307)	(448)
Net assets at December 31, 2007	228	134	1,083	779
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	-	(2)
Total realized gain (loss) on investments and capital gains distributions	22	(14)	(40)	(124)
Net unrealized appreciation (depreciation) of investments	(100)	(24)	(258)	(64)
Net increase (decrease) in net assets from operations	(76)	(38)	(298)	(190)
Changes from principal transactions:				
Premiums	-	1	5	8
Death benefits	-	-	(24)	(22)
Surrenders and withdrawals	(30)	-	(301)	(230)
Contract charges	-	-	-	-
Transfers between Divisions (including fixed account), net	(2)	29	(3)	9
Increase (decrease) in net assets derived from principal transactions	(32)	30	(323)	(235)
Total increase (decrease) in net assets	(108)	(8)	(621)	(425)
Net assets at December 31, 2008	$ 120	$ 126	$ 462	$ 354

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S
Net Assets at January 1, 2007	$ 8,754	$ 5,820	$ 5,787	$ 1,094
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	507	17	(76)	5
Total realized gain (loss) on investments and capital gains distributions	50	1,447	605	101
Net unrealized appreciation (depreciation) of investments	(485)	(871)	661	(159)
Net increase (decrease) in net assets from operations	72	593	1,190	(53)
Changes from principal transactions:				
Premiums	98	-	-	11
Death benefits	(28)	(20)	(54)	-
Surrenders and withdrawals	(1,577)	(1,748)	(1,565)	(165)
Contract charges	(6)	(4)	(5)	-
Transfers between Divisions (including fixed account), net	(422)	(486)	(290)	(554)
Increase (decrease) in net assets derived from principal transactions	(1,935)	(2,258)	(1,914)	(708)
Total increase (decrease) in net assets	(1,863)	(1,665)	(724)	(761)
Net assets at December 31, 2007	6,891	4,155	5,063	333
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	307	35	(52)	2
Total realized gain (loss) on investments and capital gains distributions	(986)	363	285	(101)
Net unrealized appreciation (depreciation) of investments	340	(1,851)	(1,901)	107
Net increase (decrease) in net assets from operations	(339)	(1,453)	(1,668)	8
Changes from principal transactions:				
Premiums	53	-	-	8
Death benefits	(34)	(8)	(9)	-
Surrenders and withdrawals	(674)	(796)	(793)	(62)
Contract charges	(4)	(3)	(5)	-
Transfers between Divisions (including fixed account), net	(5,893)	(263)	(233)	(287)
Increase (decrease) in net assets derived from principal transactions	(6,552)	(1,070)	(1,040)	(341)
Total increase (decrease) in net assets	(6,891)	(2,523)	(2,708)	(333)
Net assets at December 31, 2008	$ -	$ 1,632	$ 2,355	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net Assets at January 1, 2007	$ 5,251	$ 11,310	$ 647	$ 519
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(65)	143	17	(7)
Total realized gain (loss) on investments and capital gains distributions	(649)	519	4	55
Net unrealized appreciation (depreciation) of investments	1,139	(215)	15	(10)
Net increase (decrease) in net assets from operations	425	447	36	38
Changes from principal transactions:				
Premiums	43	-	12	16
Death benefits	(16)	(185)	-	-
Surrenders and withdrawals	(1,481)	(1,519)	(191)	(144)
Contract charges	(4)	(10)	-	-
Transfers between Divisions (including fixed account), net	(204)	(229)	279	65
Increase (decrease) in net assets derived from principal transactions	(1,662)	(1,943)	100	(63)
Total increase (decrease) in net assets	(1,237)	(1,496)	136	(25)
Net assets at December 31, 2007	4,014	9,814	783	494
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(43)	181	43	2
Total realized gain (loss) on investments and capital gains distributions	206	382	(11)	46
Net unrealized appreciation (depreciation) of investments	(1,404)	(3,120)	(150)	(237)
Net increase (decrease) in net assets from operations	(1,241)	(2,557)	(118)	(189)
Changes from principal transactions:				
Premiums	36	1	16	18
Death benefits	(33)	(69)	-	-
Surrenders and withdrawals	(515)	(1,205)	(161)	(86)
Contract charges	(4)	(9)	-	-
Transfers between Divisions (including fixed account), net	(160)	(323)	402	26
Increase (decrease) in net assets derived from principal transactions	(676)	(1,605)	257	(42)
Total increase (decrease) in net assets	(1,917)	(4,162)	139	(231)
Net assets at December 31, 2008	$ 2,097	$ 5,652	$ 922	$ 263

The accompanying notes are an integral part of these financial statements.

1.   Organization

ReliaStar Life Insurance Company ReliaStar Select Variable Account (the "Account") was established by ReliaStar Life Insurance Company ("ReliaStar Life" or "the Company") to support the operations of variable annuity contracts ("Contracts"). ReliaStar Life is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ReliaStar Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2008, the Account had, under Select*Annuity II and Select*Annuity III Contracts, 73 investment divisions (the "Divisions"), 9 of which invest in independently managed mutual funds and 64 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

American Funds Insurance Series:
   American Funds Insurance Series® Growth Fund -
     Class 2
   American Funds Insurance Series® Growth-Income
     Fund - Class 2
   American Funds Insurance Series® International Fund
     - Class 2
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond Portfolio -
     Initial Class
   Fidelity® VIP Money Market Portfolio - Initial Class
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio -
     Institutional Class
   ING BlackRock Large Cap Growth Portfolio -
     Institutional Class

ING Investors Trust (continued):
   ING BlackRock Large Cap Value Portfolio -
     Institutional Class
   ING Evergreen Health Sciences Portfolio -
     Institutional Class
   ING Evergreen Omega Portfolio - Institutional Class
   ING FMR^{SM} Diversified Mid Cap Portfolio -
     Institutional Class
   ING Global Real Estate Portfolio - Service Class**
   ING Global Resources Portfolio - Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Institutional Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Institutional Class
   ING JPMorgan Value Opportunities Portfolio -
     Institutional Class
   ING Julius Baer Foreign Portfolio - Institutional Class
   ING Legg Mason Value Portfolio - Institutional Class
   ING LifeStyle Aggressive Growth Portfolio -
     Institutional Class
   ING LifeStyle Growth Portfolio - Institutional Class

ING Investors Trust (continued):
   ING LifeStyle Moderate Growth Portfolio -
     Institutional Class
   ING LifeStyle Moderate Portfolio - Institutional Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Institutional Class
   ING Lord Abbett Affiliated Portfolio - Institutional
     Class
   ING Marsico Growth Portfolio - Institutional Class
   ING Marsico International Opportunities Portfolio -
     Institutional Class
   ING MFS Total Return Portfolio - Institutional Class
   ING MFS Utilities Portfolio - Institutional Class
   ING Oppenheimer Main Street Portfolio® -
     Institutional Class
   ING PIMCO Core Bond Portfolio - Institutional
     Class**
   ING Pioneer Fund Portfolio - Institutional Class
   ING Pioneer Mid Cap Value Portfolio - Institutional
     Class
   ING Stock Index Portfolio - Institutional Class
   ING T. Rowe Price Capital Appreciation Portfolio -
     Institutional Class
   ING T. Rowe Price Equity Income Portfolio -
     Institutional Class
   ING Van Kampen Capital Growth Portfolio -
     Institutional Class
   ING Van Kampen Growth and Income Portfolio -
     Service Class
   ING VP Index Plus International Equity Portfolio -
     Service Class
   ING Wells Fargo Small Cap Disciplined Portfolio -
     Institutional Class
ING Partners, Inc.:
   ING American Century Large Company Value
     Portfolio - Initial Class
   ING American Century Small-Mid Cap Value
     Portfolio - Initial Class
   ING Baron Small Cap Growth Portfolio - Initial Class
   ING Columbia Small Cap Value II Portfolio - Initial
     Class
   ING JPMorgan Mid Cap Value Portfolio - Initial Class
   ING Legg Mason Partners Aggressive Growth
     Portfolio - Initial Class
   ING Neuberger Berman Partners Portfolio - Initial
     Class*

ING Partners, Inc. (continued):
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Strategic Income Portfolio -
     Service Class
   ING PIMCO Total Return Portfolio - Initial Class
   ING Pioneer High Yield Portfolio - Initial Class**
   ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity Portfolio - Initial
     Class
   ING Van Kampen Comstock Portfolio - Initial Class
   ING Van Kampen Equity and Income Portfolio -
     Initial Class
ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio -
     Class I
   ING VP Strategic Allocation Growth Portfolio -
     Class I
   ING VP Strategic Allocation Moderate Portfolio -
     Class I
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class I*
ING Variable Portfolios, Inc.:
   ING Lehman Brothers U.S. Aggregate Bond Index®
     Portfolio - Class I**
   ING Opportunistic Large Cap Value Portfolio -
     Class I
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class I
ING Variable Products Trust:
   ING VP International Value Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I

*   Division became available in 2007
** Division became available in 2008

The names of certain Divisions and Trusts were changed during 2008. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I

During 2008, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING Mid Cap Growth Portfolio - Institutional Class
    ING UBS U.S. Allocation Portfolio - Service Class
    ING Van Kampen Large Cap Growth Portfolio - Institutional Class
ING Partners, Inc.:
    ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
    ING Neuberger Berman Regency Portfolio - Initial Class
ING Variable Products Trust:
    ING VP High Yield Bond Portfolio - Class I
    ING VP Real Estate Portfolio - Class S

The following Divisions were offered to contractowners during 2008 but did not have any activity for the year ended December 31, 2008.

ING Investors Trust:
    ING Focus Portfolio - Class I
    ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
    ING MFS Utilities Portfolio - Service Class
ING Variable Portfolios, Inc.:
    ING Russell^{TM} Small Cap Index Portfolio - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ReliaStar Life.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ReliaStar Life related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ReliaStar Life). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.   **Recently Adopted Accounting Standards**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ReliaStar Life expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge. Daily charges are deducted at annual rates of 1.30% for Select*Annuity II Contracts and 1.25% for Select*Annuity III Contracts of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.15% of the assets attributable to Select*Annuity III Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 6.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the purchase payments or the accumulation value of each Contract. The amount and timing of deduction depends on the contractowner's state of residence.

6.   **Related Party Transactions**

During the year ended December 31, 2008, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates ranging from 0.14% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Balanced Portfolio, Inc., and ING VP Intermediate Bond Portfolio. The annual fee rate ranged from 0.08% to 0.75% of the average net assets of each respective Fund.

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

7.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	2008		2007	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	$ 403	$ 755	$ 893	$ 1,075
American Funds Insurance Series® Growth-Income Fund - Class 2	334	371	333	614
American Funds Insurance Series® International Fund - Class 2	479	824	824	726
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	788	7,569	4,412	12,611
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,012	6,927	7,730	8,383
Fidelity® VIP Index 500 Portfolio - Initial Class	-	-	10	10
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	291	1,740	374	3,180
Fidelity® VIP Money Market Portfolio - Initial Class	3	5	211	213
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	30	71	139	50
ING BlackRock Large Cap Growth Portfolio - Institutional Class	88	34	38	21
ING BlackRock Large Cap Value Portfolio - Institutional Class	126	557	114	1,079
ING Evergreen Health Sciences Portfolio - Institutional Class	79	50	211	288
ING Evergreen Omega Portfolio - Institutional Class	2,102	3,867	333	7,133
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	131	56	54	60
ING Global Real Estate Portfolio - Service Class	306	14	-	-
ING Global Resources Portfolio - Institutional Class	484	316	710	1,325
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	170	118	985	1,047
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	436	1,442	432	2,714
ING JPMorgan Value Opportunities Portfolio - Institutional Class	1,410	2,483	1,106	4,093
ING Julius Baer Foreign Portfolio - Institutional Class	245	311	736	656
ING Legg Mason Value Portfolio - Institutional Class	24	15	21	138
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	6	83	23	8
ING LifeStyle Growth Portfolio - Institutional Class	49	40	191	2
ING LifeStyle Moderate Growth Portfolio - Institutional Class	169	95	462	300
ING LifeStyle Moderate Portfolio - Institutional Class	69	143	166	338
ING Limited Maturity Bond Portfolio - Service Class	648	1,141	190	1,310
ING Liquid Assets Portfolio - Institutional Class	5,885	6,567	6,582	6,866
ING Lord Abbett Affiliated Portfolio - Institutional Class	-	-	-	12
ING Marsico Growth Portfolio - Institutional Class	47	72	174	182
ING Marsico International Opportunities Portfolio - Institutional Class	808	1,567	996	2,698
ING MFS Total Return Portfolio - Institutional Class	273	172	132	72
ING MFS Utilities Portfolio - Institutional Class	415	827	615	1,423
ING Mid Cap Growth Portfolio - Institutional Class	-	1	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	30	39	61	66
ING PIMCO Core Bond Portfolio - Institutional Class	160	4	-	-

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Year Ending December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Pioneer Fund Portfolio - Institutional Class	$ 9	$ 25	$ 9	$ 20
ING Pioneer Mid Cap Value Portfolio - Institutional Class	18	21	36	15
ING Stock Index Portfolio - Institutional Class	757	4,593	1,196	6,465
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	677	419	726	570
ING T. Rowe Price Equity Income Portfolio - Institutional Class	208	93	191	343
ING UBS U.S. Allocation Portfolio - Service Class	1	1	-	1
ING Van Kampen Capital Growth Portfolio - Institutional Class	32,439	4,058	177	2,427
ING Van Kampen Growth and Income Portfolio - Service Class	423	1,107	503	1,497
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	1,283	33,970	123	11,130
ING VP Index Plus International Equity Portfolio - Service Class	1,354	869	88	1,233
ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class	13	8	48	47
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	-	-	1	11
ING American Century Small-Mid Cap Value Portfolio - Initial Class	6	6	10	25
ING Baron Small Cap Growth Portfolio - Initial Class	94	128	228	209
ING Columbia Small Cap Value II Portfolio - Initial Class	33	10	27	4
ING JPMorgan Mid Cap Value Portfolio - Initial Class	94	155	194	285
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	-	2	-	6
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	158	463	505	324
ING Neuberger Berman Partners Portfolio - Initial Class	48	10	8	-
ING Neuberger Berman Regency Portfolio - Initial Class	-	1	1	-
ING Oppenheimer Global Portfolio - Initial Class	1,019	2,241	847	4,451
ING Oppenheimer Strategic Income Portfolio - Service Class	412	361	294	670
ING PIMCO Total Return Portfolio - Initial Class	739	500	211	257
ING Pioneer High Yield Portfolio - Initial Class	5,891	413	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,407	2,627	1,517	5,214
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	47	562	40	721
ING Van Kampen Comstock Portfolio - Initial Class	28	71	38	93
ING Van Kampen Equity and Income Portfolio - Initial Class	78	129	87	124
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	2	10	1	-
ING VP Strategic Allocation Growth Portfolio - Class I	4	2	2	1
ING VP Strategic Allocation Moderate Portfolio - Class I	7	10	3	2
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	15	211	852	15

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Year Ending December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc.:				
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	21	-	-	-
ING Opportunistic Large Cap Value Portfolio - Class I	33	34	9	234
ING VP Index Plus LargeCap Portfolio - Class I	152	116	51	231
ING VP Index Plus MidCap Portfolio - Class I	287	512	500	793
ING VP Index Plus SmallCap Portfolio - Class I	298	502	376	669
ING Variable Products Trust:				
ING VP High Yield Bond Portfolio - Class I	712	6,815	1,716	3,119
ING VP International Value Portfolio - Class I	499	1,109	861	2,328
ING VP MidCap Opportunities Portfolio - Class I	5	1,095	13	2,004
ING VP Real Estate Portfolio - Class S	129	416	324	1,007
ING VP SmallCap Opportunities Portfolio - Class I	554	771	11	1,738
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	1,077	1,762	711	2,088
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	1,043	718	308	192
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	102	114	79	147

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

8. Changes in Units

The net changes in units outstanding follow:

| | Year Ending December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	17,543	63,055	(45,512)	50,056	74,382	(24,326)
American Funds Insurance Series® Growth-Income Fund - Class 2	21,892	32,867	(10,975)	21,026	47,063	(26,037)
American Funds Insurance Series® International Fund - Class 2	17,415	57,917	(40,502)	44,327	44,748	(421)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	15,005	220,186	(205,181)	11,940	295,757	(283,817)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	24,731	217,782	(193,051)	32,797	225,647	(192,850)
Fidelity® VIP Index 500 Portfolio - Initial Class	-	-	-	293	293	-
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	108	86,830	(86,722)	277	167,159	(166,882)
Fidelity® VIP Money Market Portfolio - Initial Class	8	309	(301)	14,580	14,905	(325)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	347	5,476	(5,129)	9,220	3,512	5,708
ING BlackRock Large Cap Growth Portfolio - Institutional Class	7,060	2,973	4,087	2,901	1,524	1,377
ING BlackRock Large Cap Value Portfolio - Institutional Class	1,841	46,713	(44,872)	227	74,877	(74,650)
ING Evergreen Health Sciences Portfolio - Institutional Class	6,502	4,356	2,146	15,160	22,102	(6,942)
ING Evergreen Omega Portfolio - Institutional Class	14,878	328,350	(313,472)	7,876	540,535	(532,659)
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	13,416	6,198	7,218	5,025	5,325	(300)
ING Global Real Estate Portfolio - Service Class	36,964	2,050	34,914	-	-	-
ING Global Resources Portfolio - Institutional Class	14,229	18,492	(4,263)	31,971	67,415	(35,444)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	10,309	10,915	(606)	77,200	77,041	159
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	10,347	121,305	(110,958)	5,222	180,100	(174,878)
ING JPMorgan Value Opportunities Portfolio - Institutional Class	10,345	245,003	(234,658)	8,152	301,806	(293,654)
ING Julius Baer Foreign Portfolio - Institutional Class	13,179	25,426	(12,247)	42,869	40,728	2,141
ING Legg Mason Value Portfolio - Institutional Class	3,920	1,635	2,285	1,627	11,181	(9,554)

| | Year Ending December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	60	6,173	(6,113)	1,130	421	709
ING LifeStyle Growth Portfolio - Institutional Class	2,553	2,811	(258)	12,967	83	12,884
ING LifeStyle Moderate Growth Portfolio - Institutional Class	10,601	7,570	3,031	33,401	21,944	11,457
ING LifeStyle Moderate Portfolio - Institutional Class	4,276	10,726	(6,450)	12,077	25,992	(13,915)
ING Limited Maturity Bond Portfolio - Service Class	49,152	110,101	(60,949)	12,642	121,925	(109,283)
ING Liquid Assets Portfolio - Institutional Class	653,016	729,227	(76,211)	590,488	658,368	(67,880)
ING Lord Abbett Affiliated Portfolio - Institutional Class	-	1	(1)	-	978	(978)
ING Marsico Growth Portfolio - Institutional Class	4,025	6,839	(2,814)	13,763	14,452	(689)
ING Marsico International Opportunities Portfolio - Institutional Class	25,271	107,015	(81,744)	31,494	161,640	(130,146)
ING MFS Total Return Portfolio - Institutional Class	22,014	16,387	5,627	9,198	5,940	3,258
ING MFS Utilities Portfolio - Institutional Class	3,854	59,446	(55,592)	33,404	94,543	(61,139)
ING Mid Cap Growth Portfolio - Institutional Class	-	132	(132)	-	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	2,424	3,505	(1,081)	4,653	5,147	(494)
ING PIMCO Core Bond Portfolio - Institutional Class	16,492	390	16,102	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	440	2,057	(1,617)	438	1,402	(964)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	1,329	2,117	(788)	2,464	1,093	1,371
ING Stock Index Portfolio - Institutional Class	26,098	405,928	(379,830)	17,374	468,220	(450,846)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	45,951	42,913	3,038	42,816	44,232	(1,416)
ING T. Rowe Price Equity Income Portfolio - Institutional Class	13,203	8,674	4,529	12,874	25,867	(12,993)
ING UBS U.S. Allocation Portfolio - Service Class	58	78	(20)	-	40	(40)
ING Van Kampen Capital Growth Portfolio - Institutional Class	2,255,338	347,715	1,907,623	1,228	175,798	(174,570)
ING Van Kampen Growth and Income Portfolio - Service Class	6,175	98,807	(92,632)	10,853	110,855	(100,002)
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	16,461	3,287,882	(3,271,421)	8,705	973,896	(965,191)
ING VP Index Plus International Equity Portfolio - Service Class	1,456	77,150	(75,694)	6,127	85,286	(79,159)
ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class	1,145	876	269	4,461	4,635	(174)

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	-	-	-	-	856	(856)
ING American Century Small-Mid Cap Value Portfolio - Initial Class	-	486	(486)	-	1,866	(1,866)
ING Baron Small Cap Growth Portfolio - Initial Class	8,027	12,506	(4,479)	17,776	15,813	1,963
ING Columbia Small Cap Value II Portfolio - Initial Class	3,517	1,428	2,089	2,553	342	2,211
ING JPMorgan Mid Cap Value Portfolio - Initial Class	5,143	15,230	(10,087)	12,694	21,941	(9,247)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	-	217	(217)	-	441	(441)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	13,053	41,315	(28,262)	45,492	30,016	15,476
ING Neuberger Berman Partners Portfolio - Initial Class	4,917	940	3,977	768	4	764
ING Neuberger Berman Regency Portfolio - Initial Class	20	130	(110)	110	-	110
ING Oppenheimer Global Portfolio - Initial Class	28,148	199,413	(171,265)	18,524	301,090	(282,566)
ING Oppenheimer Strategic Income Portfolio - Service Class	33,100	35,275	(2,175)	19,653	58,632	(38,979)
ING PIMCO Total Return Portfolio - Initial Class	61,143	43,919	17,224	18,250	23,341	(5,091)
ING Pioneer High Yield Portfolio - Initial Class	589,557	47,157	542,400	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	16,267	230,558	(214,291)	28,595	375,008	(346,413)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	3,220	52,180	(48,960)	4,739	55,464	(50,725)
ING Van Kampen Comstock Portfolio - Initial Class	2,224	7,092	(4,868)	2,441	7,337	(4,896)
ING Van Kampen Equity and Income Portfolio - Initial Class	6,962	11,377	(4,415)	6,281	9,749	(3,468)
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	-	901	(901)	-	1	(1)
ING VP Strategic Allocation Growth Portfolio - Class I	-	115	(115)	-	64	(64)
ING VP Strategic Allocation Moderate Portfolio - Class I	-	935	(935)	-	86	(86)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	968	27,907	(26,939)	166,281	82,111	84,170
ING Variable Portfolios, Inc.:						
ING VP Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	2,038	36	2,002	-	-	-
ING Opportunistic Large Cap Value Portfolio - Class I	-	3,383	(3,383)	277	19,401	(19,124)
ING VP Index Plus LargeCap Portfolio - Class I	15,825	10,519	5,306	3,868	18,063	(14,195)
ING VP Index Plus MidCap Portfolio - Class I	19,971	45,565	(25,594)	29,939	57,825	(27,886)
ING VP Index Plus SmallCap Portfolio - Class I	26,312	46,349	(20,037)	20,573	50,287	(29,714)

Year Ending December 31

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING VP High Yield Bond Portfolio - Class I	21,464	651,849	(630,385)	100,998	275,583	(174,585)
ING VP International Value Portfolio - Class I	-	43,334	(43,334)	46	80,962	(80,916)
ING VP MidCap Opportunities Portfolio - Class I	383	130,529	(130,146)	1,614	224,371	(222,757)
ING VP Real Estate Portfolio - Class S	5,993	32,068	(26,075)	17,768	62,440	(44,672)
ING VP SmallCap Opportunities Portfolio - Class I	4,235	29,528	(25,293)	2,850	57,177	(54,327)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	3,913	172,228	(168,315)	114	180,310	(180,196)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	94,097	72,171	21,926	26,970	17,190	9,780
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	5,554	8,932	(3,378)	6,476	9,534	(3,058)

9. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
American Funds Insurance Series® Growth Fund - Class 2			
Contracts in accumulation period:			
Select*Annuity II	23,458.162	$ 8.08	$ 189,542
Select*Annuity III	128,162.180	8.05	1,031,706
	151,620.342		$ 1,221,248
American Funds Insurance Series® Growth-Income Fund - Class 2			
Contracts in accumulation period:			
Select*Annuity II	16,001.684	$ 8.00	$ 128,013
Select*Annuity III	103,032.627	7.98	822,200
	119,034.311		$ 950,213
American Funds Insurance Series® International Fund - Class 2			
Contracts in accumulation period:			
Select*Annuity II	17,305.189	$ 9.83	$ 170,110
Select*Annuity III	94,626.998	9.80	927,345
	111,932.187		$ 1,097,455
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	2,867.724	$7.61 to $13.23	$ 28,839
Contracts in accumulation period:			
Select*Annuity II	280,823.913	34.90	9,800,755
Select*Annuity III	482,551.371	18.72	9,033,362
	766,243.008		$ 18,862,956
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	2,425.036	$ 7.43	$ 18,018
Contracts in accumulation period:			
Select*Annuity II	94,770.519	14.00	1,326,787
Select*Annuity III	447,017.313	23.90	10,683,714
	544,212.868		$ 12,028,519
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity III	90.604	$ 20.08	$ 1,819
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity II	50,434.702	$ 22.54	$ 1,136,798
Select*Annuity III	203,784.132	17.47	3,560,109
	254,218.834		$ 4,696,907
Fidelity® VIP Money Market Portfolio - Initial Class			
Currently payable annuity contracts:	4,036.311	$ 11.26	$ 45,449

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	178.319	$ 7.46	$ 1,330
Select*Annuity III	11,328.160	7.44	84,282
	11,506.479		$ 85,612
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	6,046.621	$ 7.82	$ 47,285
Select*Annuity III	3,728.215	7.80	29,080
	9,774.836		$ 76,365
ING BlackRock Large Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	24,480.910	$ 8.67	$ 212,249
Select*Annuity III	126,499.337	8.64	1,092,954
	150,980.247		$ 1,305,203
ING Evergreen Health Sciences Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	225.627	$ 9.30	$ 2,098
Select*Annuity III	4,727.827	9.27	43,827
	4,953.454		$ 45,925
ING Evergreen Omega Portfolio - Institutional Class			
Currently payable annuity contracts:	2,506.179	$8.50 to $8.53	$ 21,331
Contracts in accumulation period:			
Select*Annuity II	120,683.700	9.43	1,138,047
Select*Annuity III	1,183,520.734	9.41	11,136,930
	1,306,710.613		$ 12,296,308
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	2,467.909	$ 6.73	$ 16,609
Select*Annuity III	17,370.684	6.71	116,557
	19,838.593		$ 133,166
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Select*Annuity II	3,112.675	$ 5.69	$ 17,711
Select*Annuity III	31,801.547	5.69	180,951
	34,914.222		$ 198,662
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	2,828.122	$ 12.51	$ 35,380
Select*Annuity III	43,486.124	12.47	542,272
	46,314.246		$ 577,652

Division/Contract	Units	Unit Value		Extended Value	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	2,165.795	$	7.52	$	16,287
Select*Annuity III	30,961.254		7.51		232,519
	33,127.049			$	248,806
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	47,816.762	$	9.58	$	458,085
Select*Annuity III	250,262.193		9.54		2,387,501
	298,078.955			$	2,845,586
ING JPMorgan Value Opportunities Portfolio - Institutional Class					
Currently payable annuity contracts:	2,533.818	$	7.09	$	17,965
Contracts in accumulation period:					
Select*Annuity II	86,861.876		7.42		644,515
Select*Annuity III	696,568.776		7.40		5,154,609
	785,964.470			$	5,817,089
ING Julius Baer Foreign Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	7,876.917	$	9.68	$	76,249
Select*Annuity III	33,996.241		9.65		328,064
	41,873.158			$	404,313
ING Legg Mason Value Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	302.722	$	4.96	$	1,502
Select*Annuity III	5,050.491		4.95		25,000
	5,353.213			$	26,502
ING LifeStyle Aggressive Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity III	3,799.920	$	8.41	$	31,957
ING LifeStyle Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	7,052.212	$	8.83	$	62,271
Select*Annuity III	8,810.955		8.81		77,625
	15,863.167			$	139,896
ING LifeStyle Moderate Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	9,266.096	$	9.14	$	84,692
Select*Annuity III	37,703.599		9.12		343,857
	46,969.695			$	428,549

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	936.359	$ 9.56	$ 8,952
Select*Annuity III	9,091.854	9.54	86,736
	10,028.213		$ 95,688
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Select*Annuity II	17,784.372	$ 10.57	$ 187,981
Select*Annuity III	227,603.361	10.54	2,398,939
	245,387.733		$ 2,586,920
ING Liquid Assets Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	388,299.077	$ 11.09	$ 4,306,237
Select*Annuity III	626,755.923	11.04	6,919,385
	1,015,055.000		$ 11,225,622
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity III	193.587	$ 8.30	$ 1,607
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	528.220	$ 7.97	$ 4,210
Select*Annuity III	13,600.688	7.95	108,125
	14,128.908		$ 112,335
ING Marsico International Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	35,351.606	$ 9.11	$ 322,053
Select*Annuity III	239,062.165	9.08	2,170,684
	274,413.771		$ 2,492,737
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity II	7,389.277	$ 9.15	$ 67,612
Select*Annuity III	18,074.566	9.12	164,840
	25,463.843		$ 232,452
ING MFS Utilities Portfolio - Institutional Class			
Currently payable annuity contracts:	706.935	$ 10.04	$ 7,098
Contracts in accumulation period:			
Select*Annuity II	9,654.822	11.49	110,934
Select*Annuity III	124,544.191	10.04	1,250,424
	134,905.948		$ 1,368,456

Division/Contract	Units	Unit Value		Extended Value	
ING Oppenheimer Main Street Portfolio® - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	27.151	$	7.89	$	214
Select*Annuity III	4,216.933		7.86		33,145
	4,244.084			$	33,359
ING PIMCO Core Bond Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	4,207.233	$	9.92	$	41,736
Select*Annuity III	11,894.757		9.91		117,877
	16,101.990			$	159,613
ING Pioneer Fund Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity III	5,699.352	$	8.49	$	48,387
ING Pioneer Mid Cap Value Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	522.750	$	8.40	$	4,391
Select*Annuity III	2,704.257		8.37		22,635
	3,227.007			$	27,026
ING Stock Index Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	203,695.799	$	8.32	$	1,694,749
Select*Annuity III	1,085,316.354		8.28		8,986,419
	1,289,012.153			$	10,681,168
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	45,270.366	$	9.28	$	420,109
Select*Annuity III	84,472.517		9.25		781,371
	129,742.883			$	1,201,480
ING T. Rowe Price Equity Income Portfolio - Institutional Class					
Contracts in accumulation period:					
Select*Annuity II	9,054.733	$	8.19	$	74,158
Select*Annuity III	30,736.738		8.16		250,812
	39,791.471			$	324,970
ING Van Kampen Capital Growth Portfolio - Institutional Class					
Currently payable annuity contracts:	18,719.928	$5.35 to $5.36		$	100,330
Contracts in accumulation period:					
Select*Annuity II	1,041,325.727		7.52		7,830,769
Select*Annuity III	1,157,255.744		7.49		8,667,846
	2,217,301.399			$	16,598,945

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Select*Annuity II	41,525.421	$ 8.63	$ 358,364
Select*Annuity III	206,107.436	8.61	1,774,585
	247,632.857		$ 2,132,949
ING VP Index Plus International Equity Portfolio - Service Class			
Currently payable annuity contracts:	962.348	$ 6.43	$ 6,188
Contracts in accumulation period:			
Select*Annuity II	179,341.499	7.58	1,359,409
Select*Annuity III	124,305.734	7.56	939,751
	304,609.581		$ 2,305,348
ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class			
Contracts in accumulation period:			
Select*Annuity III	1,997.773	$ 6.62	$ 13,225
ING American Century Large Company Value Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity III	53.276	$ 7.56	$ 403
ING American Century Small-Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity III	3,483.611	$ 9.03	$ 31,457
ING Baron Small Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity II	1,324.577	$ 7.68	$ 10,173
Select*Annuity III	32,869.538	7.66	251,781
	34,194.115		$ 261,954
ING Columbia Small Cap Value II Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity II	1,189.633	$ 6.70	$ 7,971
Select*Annuity III	3,568.451	6.69	23,873
	4,758.084		$ 31,844
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity II	5,547.222	$ 8.48	$ 47,040
Select*Annuity III	22,475.639	8.46	190,144
	28,022.861		$ 237,184

Division/Contract	Units	Unit Value		Extended Value	
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity III	1,352.403	$	7.55	$	10,211
ING Neuberger Berman Partners Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity II	3,904.894	$	5.36	$	20,930
Select*Annuity III	835.548		5.35		4,470
	4,740.442			$	25,400
ING Oppenheimer Global Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity II	105,865.531	$	8.65	$	915,737
Select*Annuity III	566,806.454		8.62		4,885,872
	672,671.985			$	5,801,609
ING Oppenheimer Strategic Income Portfolio - Service Class					
Contracts in accumulation period:					
Select*Annuity II	19,821.884	$	9.62	$	190,687
Select*Annuity III	125,588.571		9.59		1,204,394
	145,410.455			$	1,395,081
ING PIMCO Total Return Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity II	9,438.824	$	11.09	$	104,677
Select*Annuity III	42,545.774		11.06		470,556
	51,984.598			$	575,233
ING Pioneer High Yield Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity II	202,495.369	$	7.07	$	1,431,642
Select*Annuity III	339,904.491		7.07		2,403,125
	542,399.860			$	3,834,767
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity II	113,424.860	$	7.91	$	897,191
Select*Annuity III	523,941.160		7.88		4,128,656
	637,366.020			$	5,025,847
ING UBS U.S. Large Cap Equity Portfolio - Initial Class					
Contracts in accumulation period:					
Select*Annuity II	6,753.989	$	7.55	$	50,993
Select*Annuity III	74,010.085		7.52		556,556
	80,764.074			$	607,549

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity II	2,436.192	$ 7.40	$ 18,028
Select*Annuity III	8,999.346	7.37	66,325
	11,435.538		$ 84,353
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Select*Annuity III	10,804.167	$ 9.34	$ 100,911
ING VP Strategic Allocation Conservative Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity III	402.451	$ 8.80	$ 3,542
ING VP Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	760.122	$ 8.02	$ 6,096
Select*Annuity III	1,709.304	8.00	13,674
	2,469.426		$ 19,770
ING VP Strategic Allocation Moderate Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity III	3,251.622	$ 8.37	$ 27,216
ING VP Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	2,268.488	$ 6.13	$ 13,906
Select*Annuity III	54,963.210	6.13	336,924
	57,231.698		$ 350,830
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity III	2,002.296	$ 10.26	$ 20,544
ING Opportunistic Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity III	16,405.038	$ 7.32	$ 120,085
ING VP Index Plus LargeCap Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	6,418.828	$ 7.98	$ 51,222
Select*Annuity III	9,331.529	7.96	74,279
	15,750.357		$ 125,501

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	6,912.347	$ 8.04	$ 55,575
Select*Annuity III	50,646.887	8.02	406,188
	57,559.234		$ 461,763
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	4,832.842	$ 7.85	$ 37,938
Select*Annuity III	40,396.843	7.82	315,903
	45,229.685		$ 353,841
ING VP International Value Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	15,934.650	$ 16.58	$ 264,196
Select*Annuity III	83,278.797	16.43	1,368,271
	99,213.447		$ 1,632,467
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	13,085.159	$ 11.29	$ 147,731
Select*Annuity III	388,683.336	5.68	2,207,721
	401,768.495		$ 2,355,452
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	22,762.267	$ 13.86	$ 315,485
Select*Annuity III	87,433.613	20.38	1,781,897
	110,195.880		$ 2,097,382
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:	1,079.719	$ 7.75	$ 8,368
Contracts in accumulation period:			
Select*Annuity II	462,921.862	7.77	3,596,903
Select*Annuity III	263,747.085	7.76	2,046,677
	727,748.666		$ 5,651,948
ING VP Intermediate Bond Portfolio - Class I			
Contracts in accumulation period:			
Select*Annuity II	23,805.977	$ 9.83	$ 234,013
Select*Annuity III	70,158.285	9.80	687,551
	93,964.262		$ 921,564
Neuberger Berman AMT Socially Responsive Portfolio® **- Class I**			
Contracts in accumulation period:			
Select*Annuity II	6,748.617	$ 8.07	$ 54,461
Select*Annuity III	22,740.023	9.16	208,299
	29,488.640		$ 262,760

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Funds Insurance Series® Growth Fund - Class 2												
2008	152	$8.05	to	$8.08	$1,221	0.73%	1.30%	to	1.40%	-44.75%	to	-44.66%
2007	197	$14.57	to	$14.60	$2,873	0.76%	1.30%	to	1.40%	10.80%	to	10.86%
2006	221	$13.15	to	$13.17	$2,913	0.84%	1.30%	to	1.40%	8.68%	to	8.75%
2005	215	$12.10	to	$12.11	$2,599	(b)	1.30%	to	1.40%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
American Funds Insurance Series® Growth-Income Fund - Class 2												
2008	119	$7.98	to	$8.00	$950	1.74%	1.30%	to	1.40%	-38.71%	to	-38.65%
2007	130	$13.02	to	$13.04	$1,693	1.48%	1.30%	to	1.40%		3.66%	
2006	156	$12.56	to	$12.58	$1,960	1.68%	1.30%	to	1.40%	13.56%	to	13.64%
2005	158	$11.06	to	$11.07	$1,753	(b)	1.30%	to	1.40%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
American Funds Insurance Series® International Fund - Class 2												
2008	112	$9.80	to	$9.83	$1,097	1.72%	1.30%	to	1.40%	-42.92%	to	-42.85%
2007	152	$17.17	to	$17.20	$2,618	1.53%	1.30%	to	1.40%	18.41%	to	18.46%
2006	153	$14.50	to	$14.52	$2,216	1.87%	1.30%	to	1.40%	17.31%	to	17.38%
2005	131	$12.36	to	$12.37	$1,623	(b)	1.30%	to	1.40%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2008	766	$7.61	to	$34.90	$18,863	2.31%	1.30%	to	1.40%	-43.46%	to	-43.41%
2007	971	$13.46	to	$61.67	$41,961	1.68%	1.30%	to	1.40%	0.09%	to	0.21%
2006	1,255	$13.44	to	$61.54	$53,325	3.25%	1.30%	to	1.40%	18.52%	to	18.62%
2005	1,688	$27.89	to	$51.88	$59,493	1.74%	1.30%	to	1.40%	4.38%	to	4.51%
2004	2,242	$26.72	to	$49.64	$74,193	1.64%	1.30%	to	1.40%	10.00%	to	10.07%

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Fidelity® VIP Contrafund® Portfolio - Initial Class									
2008	544	$7.43	to $23.90	$12,029	0.86%	1.30% to	1.40%	-43.32% to	-43.25%
2007	737	$13.10	to $42.17	$28,892	0.86%	1.30% to	1.40%	15.93% to	16.04%
2006	930	$11.30	to $36.36	$31,940	1.24%	1.30% to	1.40%	10.18% to	10.27%
2005	1,269	$19.28	to $33.00	$40,022	0.31%	1.30% to	1.40%	15.30% to	15.45%
2004	1,587	$16.70	to $28.62	$44,163	0.35%	1.30% to	1.40%	13.89% to	13.99%
Fidelity® VIP Index 500 Portfolio - Initial Class									
2008	-	$20.08		$2	-	1.40%		-37.89%	
2007	-	$32.33		$3	-	1.40%		3.99%	
2006	-	$31.09		$3	1.64%	1.40%		14.13%	
2005	-	$27.24		$2	0.60%	1.40%		3.46%	
2004	-	-		$1	2.56%	1.30% to	1.40%	-	
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class									
2008	254	$17.47	to $22.54	$4,697	4.54%	1.30% to	1.40%	-4.59% to	-4.49%
2007	341	$18.31	to $23.60	$6,584	4.62%	1.30% to	1.40%	2.92% to	2.97%
2006	508	$17.79	to $22.92	$9,441	4.45%	1.30% to	1.40%	2.89% to	3.01%
2005	808	$17.29	to $22.25	$14,556	4.22%	1.30% to	1.40%	0.82% to	0.86%
2004	1,215	$17.15	to $22.06	$21,547	4.39%	1.30% to	1.40%	3.00% to	3.08%
Fidelity® VIP Money Market Portfolio - Initial Class									
2008	4	$11.26		$45	2.15%	1.30%		1.72%	
2007	4	$11.07		$48	6.12%	1.30%		3.75%	
2006	5	$10.67	to $14.14	$50	4.77%	1.30% to	1.40%	3.44% to	3.59%
2005	-	$13.67		$52	3.05%	1.40%		1.64%	
2004	-	$13.45		$63	0.91%	1.30% to	1.40%	-0.22%	
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class									
2008	12	$7.44	to $7.46	$86	-	1.30% to	1.40%	-47.01% to	-46.98%
2007	17	$14.04		$234	-	1.40%		9.52%	
2006	11	$12.82		$140	-	1.40%		0.63%	
2005	1	$12.74		$18	(b)	1.40%		(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2008	10	$7.80	to	$7.82	$76	-	1.30%	to	1.40%	-39.77%	to	-39.75%
2007	6	$12.95	to	$12.98	$74	-	1.30%	to	1.40%	5.63%	to	5.70%
2006	4	$12.26	to	$12.28	$53	(f)	1.30%	to	1.40%	(f)		
2005	3	$11.63	to	$11.64	$37	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING BlackRock Large Cap Value Portfolio - Institutional Class												
2008	151	$8.64	to	$8.67	$1,305	0.66%	1.30%	to	1.40%	-36.05%	to	-36.01%
2007	196	$13.51	to	$13.55	$2,647	0.55%	1.30%	to	1.40%	3.05%	to	3.20%
2006	271	$13.11	to	$13.13	$3,547	0.79%	1.30%	to	1.40%	15.07%	to	15.10%
2005	378	$11.39	to	$11.41	$4,304	-	1.30%	to	1.40%	4.11%	to	4.20%
2004	538	$10.94	to	$10.95	$5,889	(a)	1.30%	to	1.40%	(a)		
ING Evergreen Health Sciences Portfolio - Institutional Class												
2008	5	$9.27	to	$9.30	$46	-	1.30%	to	1.40%	-29.51%	to	-29.44%
2007	3	$13.15	to	$13.18	$37	1.27%	1.30%	to	1.40%	7.26%	to	7.33%
2006	10		$12.26		$120	(f)		1.40%		(f)		
2005	5		$11.16		$52	(b)		1.40%		(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Evergreen Omega Portfolio - Institutional Class												
2008	1,307	$8.50	to	$9.43	$12,296	0.52%	1.30%	to	1.40%	-28.39%	to	-28.26%
2007	1,620	$11.87	to	$13.16	$21,274	0.32%	1.30%	to	1.40%	10.42%	to	10.50%
2006	2,153	$10.75	to	$11.91	$25,598	-	1.30%	to	1.40%	4.39%	to	4.57%
2005	2,932		$11.39		$33,401	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2008	20	$6.71	to	$6.73	$133	1.46%	1.30%	to	1.40%	-39.87%	to	-39.80%
2007	13	$11.16	to	$11.18	$141	-	1.30%	to	1.40%	13.18%	to	13.39%
2006	13		$9.86		$127	(c)	1.30%	to	1.40%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Global Real Estate Portfolio - Service Class						
2008	35	$5.69	$199	(e)	1.30% to 1.40%	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Resources Portfolio - Institutional Class						
2008	46	$12.47 to $12.51	$578	2.17%	1.30% to 1.40%	-41.65% to -41.57%
2007	51	$21.37 to $21.41	$1,081	0.16%	1.30% to 1.40%	31.75% to 31.83%
2006	86	$16.22 to $16.24	$1,395	0.54%	1.30% to 1.40%	20.06% to 20.12%
2005	58	$13.51 to $13.52	$789	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2008	33	$7.51 to $7.52	$249	3.10%	1.30% to 1.40%	-51.83%
2007	34	$15.59 to $15.61	$526	1.76%	1.30% to 1.40%	36.87% to 37.05%
2006	34	$11.39	$382	(c)	1.40%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2008	298	$9.54 to $9.58	$2,846	0.76%	1.30% to 1.40%	-30.62% to -30.53%
2007	409	$13.75 to $13.79	$5,627	0.33%	1.30% to 1.40%	-2.90% to -2.89%
2006	584	$14.16 to $14.20	$8,270	0.06%	1.30% to 1.40%	15.31% to 15.45%
2005	871	$12.28 to $12.30	$10,692	-	1.30% to 1.40%	2.59% to 2.67%
2004	354	$11.97 to $11.98	$4,238	(a)	1.30% to 1.40%	(a)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2008	786	$7.09 to $7.42	$5,817	3.64%	1.30% to 1.40%	-40.18% to -40.16%
2007	1,021	$11.85 to $12.40	$12,627	1.53%	1.30% to 1.40%	-2.31% to -2.21%
2006	1,314	$12.13 to $12.68	$16,639	0.72%	1.30% to 1.40%	18.76% to 18.84%
2005	1,750	$10.66 to $10.67	$18,678	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Julius Baer Foreign Portfolio - Institutional Class												
2008	42	$9.65	to	$9.68	$404	-	1.30%	to	1.40%	-44.25%	to	-44.21%
2007	54	$17.31	to	$17.35	$937	0.35%	1.30%	to	1.40%	15.09%	to	15.21%
2006	52	$15.04	to	$15.06	$782	-	1.30%	to	1.40%	27.89%	to	27.95%
2005	37	$11.76	to	$11.77	$435	(b)	1.30%	to	1.40%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING Legg Mason Value Portfolio - Institutional Class												
2008	5	$4.95	to	$4.96	$27	-	1.30%	to	1.40%	-56.07%	to	-56.04%
2007	3	$11.26	to	$11.29	$35	-	1.30%	to	1.40%	-7.02%	to	-6.92%
2006	13	$12.11	to	$12.13	$153	-	1.30%	to	1.40%	5.30%	to	5.39%
2005	7	$11.50	to	$11.51	$86	(b)	1.30%	to	1.40%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING LifeStyle Aggressive Growth Portfolio - Institutional Class												
2008	4			$8.41	$32	1.13%			1.40%			-42.52%
2007	10			$14.63	$145	0.72%			1.40%			2.09%
2006	9			$14.33	$132	(c)			1.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING LifeStyle Growth Portfolio - Institutional Class												
2008	16	$8.81	to	$8.83	$140	2.18%	1.30%	to	1.40%	-37.34%	to	-37.29%
2007	16	$14.06	to	$14.08	$227	1.48%	1.30%	to	1.40%	2.70%	to	2.85%
2006	3			$13.69	$44	(c)			1.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING LifeStyle Moderate Growth Portfolio - Institutional Class												
2008	47	$9.12	to	$9.14	$429	2.35%	1.30%	to	1.40%	-32.39%	to	-32.30%
2007	44	$13.49	to	$13.50	$593	1.38%	1.30%	to	1.40%			3.45%
2006	32	$13.04	to	$13.05	$424	(c)	1.30%	to	1.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING LifeStyle Moderate Portfolio - Institutional Class									
2008	10	$9.54	to $9.56	$96	1.93%	1.30% to	1.40%	-26.90% to	-26.86%
2007	16	$13.05	to $13.07	$215	1.68%	1.30% to	1.40%	3.82% to	3.90%
2006	30	$12.57	to $12.58	$382	(c)	1.30% to	1.40%	(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING Limited Maturity Bond Portfolio - Service Class									
2008	245	$10.54	to $10.57	$2,587	6.24%	1.30% to	1.40%	-1.59% to	-1.49%
2007	306	$10.71	to $10.73	$3,281	1.96%	1.30% to	1.40%	4.28% to	4.38%
2006	416	$10.27	to $10.28	$4,269	8.56%	1.30% to	1.40%	2.39%	
2005	12	$10.03		$120	(b)	1.40%		(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Liquid Assets Portfolio - Institutional Class									
2008	1,015	$11.04	to $11.09	$11,226	2.65%	1.30% to	1.40%	1.28% to	1.37%
2007	1,091	$10.90	to $10.94	$11,907	4.86%	1.30% to	1.40%	3.71% to	3.89%
2006	1,159	$10.51	to $10.53	$12,189	5.22%	1.30% to	1.40%	3.54% to	3.55%
2005	1,354	$10.15	to $10.17	$13,753	2.99%	1.30% to	1.40%	0.16% to	0.17%
2004	1,807	$9.99	to $10.00	$18,058	(a)	1.30% to	1.40%	(a)	
ING Lord Abbett Affiliated Portfolio - Institutional Class									
2008	-	$8.30		$2	-	1.40%		-37.26%	
2007	-	$13.23		$3	-	1.40%		2.88%	
2006	1	$12.86		$15	1.24%	1.40%		16.27%	
2005	1	$11.06		$15	(b)	1.40%		(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Marsico Growth Portfolio - Institutional Class									
2008	14	$7.95	to $7.97	$112	1.18%	1.30% to	1.40%	-40.98% to	-40.96%
2007	17	$13.47	to $13.50	$228	-	1.30% to	1.40%	12.91% to	12.97%
2006	18	$11.93	to $11.95	$210	-	1.30% to	1.40%	3.74% to	3.82%
2005	10	$11.50	to $11.51	$115	(b)	1.30% to	1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Marsico International Opportunities Portfolio - Institutional Class									
2008	274	$9.08	to $9.11	$2,493	1.18%	1.30%	to 1.40%	-50.03%	to -49.97%
2007	356	$18.17	to $18.21	$6,473	1.22%	1.30%	to 1.40%	19.15%	to 19.25%
2006	486	$15.25	to $15.27	$7,417	0.08%	1.30%	to 1.40%	22.49%	to 22.65%
2005	723	$12.45		$9,005	(b)	1.30%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING MFS Total Return Portfolio - Institutional Class									
2008	25	$9.12	to $9.15	$232	7.69%	1.30%	to 1.40%	-23.23%	to -23.17%
2007	20	$11.88	to $11.91	$236	3.27%	1.30%	to 1.40%	2.86%	to 2.94%
2006	17	$11.55	to $11.57	$192	2.45%	1.30%	to 1.40%	10.63%	to 10.72%
2005	21	$10.44	to $10.45	$219	(b)	1.30%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING MFS Utilities Portfolio - Institutional Class									
2008	135	$10.04	to $11.49	$1,368	3.29%	1.30%	to 1.40%	-38.44%	to -38.36%
2007	190	$16.31	to $18.64	$3,136	0.87%	1.30%	to 1.40%	25.95%	to 26.08%
2006	252	$12.95	to $14.79	$3,281	0.17%	1.30%	to 1.40%	29.24%	to 29.40%
2005	251	$10.02	to $11.43	$2,542	(b)	1.30%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Oppenheimer Main Street Portfolio® - Institutional Class									
2008	4	$7.86	to $7.89	$33	3.92%	1.30%	to 1.40%	-39.45%	to -39.35%
2007	5	$12.98	to $13.01	$69	1.41%	1.30%	to 1.40%	3.10%	to 3.17%
2006	6	$12.59	to $12.61	$73	2.98%	1.30%	to 1.40%	13.63%	to 9.00%
2005	2	$11.08		$28	(b)	1.30%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING PIMCO Core Bond Portfolio - Institutional Class									
2008	16	$9.91	to $9.92	$160	(e)	1.30%	to 1.40%	(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
2004	(e)	(e)		(e)	(e)	(e)		(e)	

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Pioneer Fund Portfolio - Institutional Class						
2008	6	$8.49	$48	2.78%	1.40%	-35.44%
2007	7	$13.15	$96	1.00%	1.40%	3.95%
2006	8	$12.65	$105	(c)	1.40%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING Pioneer Mid Cap Value Portfolio - Institutional Class						
2008	3	$8.37 to $8.40	$27	2.56%	1.30% to 1.40%	-33.83% to -33.75%
2007	4	$12.65 to $12.68	$51	-	1.30% to 1.40%	4.29% to 4.36%
2006	3	$12.13	$32	0.39%	1.40%	11.08%
2005	7	$10.92	$76	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Stock Index Portfolio - Institutional Class						
2008	1,289	$8.28 to $8.32	$10,681	3.38%	1.30% to 1.40%	-38.02% to -37.91%
2007	1,669	$13.36 to $13.40	$22,306	1.61%	1.30% to 1.40%	3.81% to 3.88%
2006	2,120	$12.87 to $12.90	$27,288	1.53%	1.30% to 1.40%	13.99% to 14.06%
2005	2,883	$11.29 to $11.31	$32,550	-	1.30% to 1.40%	3.11% to 3.29%
2004	4,084	$10.95	$44,722	(a)	1.30% to 1.40%	(a)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2008	130	$9.25 to $9.28	$1,201	5.07%	1.30% to 1.40%	-28.35% to -28.28%
2007	127	$12.91 to $12.94	$1,637	2.16%	1.30% to 1.40%	3.20% to 3.35%
2006	128	$12.51 to $12.52	$1,603	1.65%	1.30% to 1.40%	13.41% to 13.42%
2005	86	$11.03 to $11.04	$948	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2008	40	$8.16 to $8.19	$325	5.40%	1.30% to 1.40%	-36.40% to -36.31%
2007	35	$12.83 to $12.86	$453	1.70%	1.30% to 1.40%	1.91% to 1.98%
2006	48	$12.59 to $12.61	$608	1.95%	1.30% to 1.40%	17.77% to 17.85%
2005	38	$10.69 to $10.70	$402	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Capital Growth Portfolio - Institutional Class												
2008	2,217	$5.35	to	$7.52	$16,599	0.26%	1.30%	to	1.40%	-49.83%	to	-49.77%
2007	310	$14.93	to	$14.97	$4,625	-	1.30%	to	1.40%	19.82%	to	19.95%
2006	484	$12.46	to	$12.48	$6,035	-	1.30%	to	1.40%		2.89%	
2005	675	$12.11	to	$12.13	$8,170	0.50%	1.30%	to	1.40%	13.92%	to	14.00%
2004	931	$10.63	to	$10.64	$9,897	(a)	1.30%	to	1.40%		(a)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	248	$8.61	to	$8.63	$2,133	3.50%	1.30%	to	1.40%		-33.15%	
2007	340	$12.88	to	$12.91	$4,385	1.48%	1.30%	to	1.40%	1.18%	to	1.25%
2006	440	$12.73	to	$12.75	$5,606	2.47%	1.30%	to	1.40%		14.38%	
2005	2		$11.13		$24	(b)		1.40%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Index Plus International Equity Portfolio - Service Class												
2008	305	$6.43	to	$7.58	$2,305	6.24%	1.30%	to	1.40%	-44.57%	to	-44.51%
2007	380	$11.59	to	$13.66	$5,190	-	1.30%	to	1.40%	6.65%	to	6.72%
2006	459	$12.79	to	$12.80	$5,879	(c)	1.30%	to	1.40%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class												
2008	2		$6.62		$13	-		1.40%			-33.53%	
2007	2		$9.96		$17	-		1.40%			-4.78%	
2006	2		$10.46		$20	(c)		1.40%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING American Century Large Company Value Portfolio - Initial Class												
2008	-		$7.56		-	-		1.40%			-37.78%	
2007	-		$12.15		$1	-		1.40%			-3.03%	
2006	1		$12.53		$11	1.17%		1.40%			17.87%	
2005	1		$10.63		$9	(b)		1.40%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small-Mid Cap Value Portfolio - Initial Class						
2008	3	$9.03	$31	-	1.40%	-27.41%
2007	4	$12.44 to $12.47	$49	-	1.30% to 1.40%	-4.09% to -4.00%
2006	6	$12.97 to $12.99	$76	0.02%	1.30% to 1.40%	14.17% to 14.25%
2005	10	$11.36 to $11.37	$117	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Baron Small Cap Growth Portfolio - Initial Class						
2008	34	$7.66 to $7.68	$262	-	1.30% to 1.40%	-41.93% to -41.91%
2007	39	$13.19 to $13.22	$510	-	1.30% to 1.40%	4.85% to 4.92%
2006	37	$12.58 to $12.60	$462	-	1.30% to 1.40%	13.95% to 14.03%
2005	29	$11.04 to $11.05	$322	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Columbia Small Cap Value II Portfolio - Initial Class						
2008	5	$6.69 to $6.70	$32	-	1.30% to 1.40%	-34.76% to -34.73%
2007	3	$10.25 to $10.27	$27	-	1.30% to 1.40%	1.79% to 1.88%
2006	-	$10.07	$5	(c)	1.40%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan Mid Cap Value Portfolio - Initial Class						
2008	28	$8.46 to $8.48	$237	2.49%	1.30% to 1.40%	-33.75%
2007	38	$12.77 to $12.80	$487	0.92%	1.30% to 1.40%	1.19% to 1.27%
2006	47	$12.62 to $12.64	$598	0.02%	1.30% to 1.40%	15.25% to 15.33%
2005	48	$10.95 to $10.96	$524	(b)	1.30% to 1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class						
2008	1	$7.55	$10	-	1.40%	-40.03%
2007	2	$12.59	$20	-	1.40%	-2.93%
2006	2	$12.97	$26	-	1.40%	8.72%
2005	2	$11.93	$19	(b)	1.40%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Neuberger Berman Partners Portfolio - Initial Class												
2008	5	$5.35	to	$5.36	$25	-	1.30%	to	1.40%	-51.76%		
2007	1		$11.09		$8	(d)		1.40%		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		
2004	(d)		(d)		(d)	(d)		(d)		(d)		
ING Oppenheimer Global Portfolio - Initial Class												
2008	673	$8.62	to	$8.65	$5,802	2.29%	1.30%	to	1.40%	-41.12%	to	-41.08%
2007	844	$14.64	to	$14.68	$12,360	1.07%	1.30%	to	1.40%	5.10%	to	5.23%
2006	1,127	$13.93	to	$13.95	$15,694	0.06%	1.30%	to	1.40%	16.28%	to	16.44%
2005	1,558		$11.98		$18,669	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Oppenheimer Strategic Income Portfolio - Service Class												
2008	145	$9.59	to	$9.62	$1,395	5.42%	1.30%	to	1.40%	-16.90%	to	-16.85%
2007	148	$11.54	to	$11.57	$1,704	4.31%	1.30%	to	1.40%	7.15%	to	7.23%
2006	187	$10.77	to	$10.79	$2,010	0.20%	1.30%	to	1.40%	6.74%	to	6.83%
2005	20	$10.09	to	$10.10	$200	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING PIMCO Total Return Portfolio - Initial Class												
2008	52	$11.06	to	$11.09	$575	6.64%	1.30%	to	1.40%	-1.25%	to	-1.16%
2007	35	$11.20	to	$11.22	$389	3.99%	1.30%	to	1.40%	8.09%	to	8.11%
2006	40	$10.36	to	$10.38	$413	2.31%	1.30%	to	1.40%	2.78%	to	2.87%
2005	32	$10.08	to	$10.09	$322	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Pioneer High Yield Portfolio - Initial Class												
2008	542		$7.07		$3,835	(e)	1.30%	to	1.40%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2008	637	$7.88	to	$7.91	$5,026	0.44%	1.30%	to	1.40%	-43.95%	to	-43.90%
2007	852	$14.06	to	$14.10	$11,980	0.19%	1.30%	to	1.40%	11.76%	to	11.90%
2006	1,198	$12.58	to	$12.60	$15,074	-	1.30%	to	1.40%	7.61%	to	7.69%
2005	1,782	$11.69	to	$11.70	$20,831	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2008	81	$7.52	to	$7.55	$608	2.04%	1.30%	to	1.40%	-40.60%	to	-40.50%
2007	130	$12.66	to	$12.69	$1,643	0.71%	1.30%	to	1.40%	-0.24%	to	-0.16%
2006	180	$12.69	to	$12.71	$2,290	0.79%	1.30%	to	1.40%	12.90%	to	13.08%
2005	244		$11.24		$2,740	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Comstock Portfolio - Initial Class												
2008	11	$7.37	to	$7.40	$84	3.62%	1.30%	to	1.40%	-37.28%	to	-37.18%
2007	16	$11.75	to	$11.78	$192	1.33%	1.30%	to	1.40%	-3.45%	to	-3.28%
2006	21	$12.17	to	$12.18	$258	1.03%	1.30%	to	1.40%	14.60%	to	14.69%
2005	28		$10.62		$293	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Equity and Income Portfolio - Initial Class												
2008	11		$9.34		$101	2.77%		1.40%			-24.43%	
2007	15		$12.36		$188	2.42%		1.40%			2.15%	
2006	19	$12.10	to	$12.12	$226	2.87%	1.30%	to	1.40%	11.11%	to	11.29%
2005	4		$10.89		$40	(b)	1.30%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Strategic Allocation Conservative Portfolio - Class I												
2008	-		$8.80		$4	10.53%		1.40%			-24.66%	
2007	1		$11.68		$15	-		1.40%			4.38%	
2006	1		$11.19		$15	3.16%		1.40%			6.88%	
2005	1		$10.47		$8	(b)		1.40%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

88

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Strategic Allocation Growth Portfolio - Class I												
2008	2	$8.00	to	$8.02	$20	3.77%	1.30%	to	1.40%	-36.91%	to	-36.90%
2007	3	$12.68	to	$12.71	$33	3.08%	1.30%	to	1.40%	3.51%	to	3.67%
2006	3	$12.25	to	$12.26	$32	2.16%	1.30%	to	1.40%	11.66%	to	11.67%
2005	5	$10.97	to	$10.98	$52	(b)	1.30%	to	1.40%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING VP Strategic Allocation Moderate Portfolio - Class I												
2008	3	$8.37			$27	2.56%	1.40%			-31.45%		
2007	4	$12.21			$51	1.98%	1.40%			4.00%		
2006	4	$11.74			$50	2.20%	1.40%			9.62%		
2005	3	$10.71			$30	(b)	1.40%			(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING VP Growth and Income Portfolio - Class I												
2008	57	$6.13			$351	1.18%	1.30%	to	1.40%	-38.45%		
2007	84	$9.96			$838	(d)	1.30%	to	1.40%	(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I												
2008	2	$10.26			$21	(e)	1.40%			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING Opportunistic Large Cap Value Portfolio - Class I												
2008	16	$7.32			$120	2.30%	1.40%			-36.51%		
2007	20	$11.53			$228	1.79%	1.40%			1.59%		
2006	39	$11.35			$442	1.52%	1.40%			14.42%		
2005	64	$9.92			$638	(b)	1.40%			(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus LargeCap Portfolio - Class I												
2008	16	$7.96	to	$7.98	$126	1.54%	1.30%	to	1.40%	-38.05%	to	-38.04%
2007	10	$12.85	to	$12.88	$134	1.82%	1.30%	to	1.40%	3.55%	to	3.62%
2006	25	$12.41	to	$12.43	$306	0.48%	1.30%	to	1.40%	13.02%	to	13.10%
2005	7	$10.98	to	$10.99	$77	(b)	1.30%	to	1.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING VP Index Plus MidCap Portfolio - Class I												
2008	58	$8.02	to	$8.04	$462	1.29%	1.30%	to	1.40%	-38.40%	to	-38.39%
2007	83	$13.02	to	$13.05	$1,083	0.89%	1.30%	to	1.40%	3.99%	to	4.07%
2006	111	$12.52	to	$12.54	$1,390	0.65%	1.30%	to	1.40%	7.93%	to	8.01%
2005	112	$11.60	to	$11.61	$1,303	(b)	1.30%	to	1.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING VP Index Plus SmallCap Portfolio - Class I												
2008	45	$7.82	to	$7.85	$354	0.88%	1.30%	to	1.40%	-34.51%	to	-34.42%
2007	65	$11.94	to	$11.97	$779	0.50%	1.30%	to	1.40%	-7.59%	to	-7.42%
2006	95	$12.92	to	$12.93	$1,227	0.42%	1.30%	to	1.40%	12.25%	to	12.34%
2005	100		$11.51		$1,157	(b)	1.30%	to	1.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING VP International Value Portfolio - Class I												
2008	99	$16.43	to	$16.58	$1,632	2.56%	1.30%	to	1.40%	-43.54%	to	-43.53%
2007	143	$29.10	to	$29.36	$4,155	1.72%	1.30%	to	1.40%	11.88%	to	11.98%
2006	223	$26.01	to	$26.22	$5,820	2.34%	1.30%	to	1.40%	27.63%	to	27.78%
2005	372	$20.38	to	$20.52	$7,583	2.70%	1.30%	to	1.40%	7.94%	to	8.00%
2004	556	$18.88	to	$19.00	$10,505	1.34%	1.30%	to	1.40%	15.76%	to	15.92%
ING VP MidCap Opportunities Portfolio - Class I												
2008	402	$5.68	to	$11.29	$2,355	-	1.30%	to	1.40%	-38.53%	to	-38.44%
2007	532	$9.24	to	$18.34	$5,063	-	1.30%	to	1.40%	24.03%	to	24.09%
2006	755	$7.45	to	$14.78	$5,787	-	1.30%	to	1.40%	6.28%	to	6.41%
2005	1,005	$7.01	to	$13.89	$7,215	-	1.30%	to	1.40%	8.85%	to	8.94%
2004	1,322	$6.44	to	$12.75	$8,744	-	1.30%	to	1.40%	5.55%	to	10.09%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING VP SmallCap Opportunities Portfolio - Class I									
2008	110	$13.86	to $20.38	$2,097	-	1.30%	to 1.40%	-35.40%	to -35.32%
2007	135	$21.43	to $31.55	$4,014	-	1.30%	to 1.40%	8.53%	to 8.62%
2006	190	$19.73	to $29.07	$5,251	-	1.30%	to 1.40%	11.04%	to 11.09%
2005	252	$17.76	to $26.18	$6,336	-	1.30%	to 1.40%	7.60%	to 7.70%
2004	338	$16.49	to $24.33	$7,935	-	1.30%	to 1.40%	8.62%	to 8.70%
ING VP Balanced Portfolio - Class I									
2008	728	$7.75	to $7.77	$5,652	3.70%	1.30%	to 1.40%	-29.11%	to -29.07%
2007	896	$10.93	to $10.96	$9,814	2.71%	1.30%	to 1.40%	4.09%	to 4.28%
2006	1,076	$10.50	to $10.51	$11,310	(c)	1.30%	to 1.40%	(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING VP Intermediate Bond Portfolio - Class I									
2008	94	$9.80	to $9.83	$922	6.69%	1.30%	to 1.40%	-9.76%	to -9.65%
2007	72	$10.86	to $10.88	$783	3.92%	1.30%	to 1.40%	4.52%	to 4.62%
2006	62	$10.39	to $10.40	$647	5.39%	1.30%	to 1.40%	2.67%	
2005	30	$10.12	to $10.13	$306	(b)	1.30%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
Neuberger Berman AMT Socially Responsive Portfolio® - Class I									
2008	29	$8.07	to $9.16	$263	2.11%	1.30%	to 1.40%	-40.33%	to -40.27%
2007	33	$13.51	to $15.35	$494	-	1.30%	to 1.40%	6.15%	to 6.21%
2006	36	$12.72	to $14.46	$519	0.17%	1.30%	to 1.40%	12.09%	to 12.27%
2005	48	$11.33	to $12.90	$620	-	1.30%	to 1.40%	4.42%	to 5.39%
2004	53	$12.24		$653	-	1.40%		11.78%	

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

(a) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(b) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(c) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

(d) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.

(e) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

(f) As prior contracts were replaced in 2006, other data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payouts beginning in 2006.

92

FINANCIAL STATEMENTS — STATUTORY BASIS
ReliaStar Life Insurance Company
For the years ended December 31, 2008, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

RELIASTAR LIFE INSURANCE COMPANY
Financial Statements – Statutory Basis
December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company (the "Company," an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2008 and 2007, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company at December 31, 2008 and 2007, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2008.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.

Ernst & Young LLP

Atlanta, Georgia
April 3, 2009

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2008	**2007**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 13,389,937	$ 13,636,553
Preferred stocks	111,545	122,290
Common stocks	63,967	23,653
Subsidiaries	267,611	331,847
Mortgage loans	2,492,588	2,411,673
Real estate:		
Properties occupied by the Company	9,519	84,694
Properties held for the production of income	7,673	6,899
Contract loans	690,229	683,218
Other invested assets	1,068,202	740,336
Cash and short term investments	156,896	185,882
Total cash and invested assets	18,258,167	18,227,045
Deferred and uncollected premiums, less loading (2008-$34,078; 2007-$32,021)	(376,766)	101,745
Accrued investment income	185,410	172,920
Reinsurance balances recoverable	185,418	209,156
Indebtedness from related parties	241,749	85,192
Net deferred tax asset	127,427	117,220
Separate account assets	1,920,676	3,432,704
Other assets	21,799	38,592
Total admitted assets	$ 20,563,880	$ 22,384,574

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2008	**2007**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 12,535,786	$ 12,611,754
Accident and health reserves	1,119,012	1,217,125
Deposit type contracts	633,472	818,920
Policyholders' funds	1,150	1,172
Dividends payable	13,745	14,565
Policy and contract claims	215,745	402,658
Total policy and contract liabilities	14,518,910	15,066,194
Accounts payable and accrued expenses	204,884	159,423
Reinsurance balances	298,366	286,213
Current federal income taxes payable (including $10,592 and $9,008 on realized capital losses at December 31, 2008 and 2007, respectively)	10,936	89,910
Indebtedness to related parties	142,015	53,174
Contingency reserve	40,226	44,083
Asset valuation reserve	65,691	160,815
Borrowed money	705,019	613,837
Net transfers to separate accounts	(76,412)	(157,002)
Other liabilities	660,261	309,291
Separate account liabilities	1,920,676	3,432,704
Total liabilities	18,490,572	20,058,642
Capital and surplus:		
Common stock: authorized 25,000,000 shares of $1.25 par value; 2,000,000 shares issued and outstanding	2,500	2,500
Preferred capital stock	100	100
Surplus note	100,000	100,000
Paid in and contributed surplus	1,957,125	1,767,125
Unassigned surplus	13,683	456,307
Preferred capital stock, held in treasury	(100)	(100)
Total capital and surplus	2,073,308	2,325,932
Total liabilities and capital and surplus	$ 20,563,880	$ 22,384,574

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2008	2007	2006
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 2,305,966	$ 1,970,191	$ 3,038,520
Considerations for supplementary contracts with life contingencies	2,683	2,022	1,765
Net investment income	878,335	950,685	946,258
Amortization of interest maintenance reserve	(7,479)	(598)	2,655
Commissions, expense allowances and reserve adjustments on reinsurance ceded	258,258	1,015,902	100,541
Other revenue	136,097	156,639	168,885
Total premiums and other revenues	3,573,860	4,094,841	4,258,624
Benefits paid or provided:			
Death benefits	742,637	943,659	1,039,020
Annuity benefits	110,171	110,050	114,877
Surrender benefits and withdrawals	1,610,260	1,847,038	2,209,109
Interest on policy or contract funds	31,896	28,364	9,920
Accident and health benefits	543,348	579,121	456,140
Other benefits	8,521	7,403	7,991
Decrease in life, annuity and accident and health reserves	(174,081)	(121,592)	(7,113)
Net transfers from separate accounts	(239,177)	(386,445)	(672,208)
Total benefits paid or provided	2,633,575	3,007,598	3,157,736
Insurance expenses and other deductions:			
Commissions	475,591	392,398	310,088
General expenses	439,337	401,062	366,642
Insurance taxes, licenses and fees	59,482	51,412	47,773
Other deductions (additions)	17,033	(36,436)	127,813
Total insurance expenses and other deductions	991,443	808,436	852,316
(Loss) gain from operations before policyholder dividends, federal income taxes and net realized capital (losses) gains	(51,158)	278,807	248,572
Dividends to policyholders	17,316	18,500	18,257
(Loss) gain from operations before federal income taxes and net realized capital (losses) gains	(68,474)	260,307	230,315
Federal income tax (benefit) expense	(111,875)	110,413	97,155
Gain from operations before net realized capital gains (losses)	43,401	149,894	133,160
Net realized capital (losses) gains	(168,608)	3,156	(3,660)
Net (loss) income	$ (125,207)	$ 153,050	$ 129,500

The accompanying notes are an integral part of these financial statements.

5

RELIASTAR LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,500	$ 2,500	$ 2,500
Preferred Stock			
Balance at beginning and end of year	$ 100	$ 100	$ 100
Surplus note:			
Balance at beginning and end of year	$ 100,000	$ 100,000	$ 100,000
Paid-in and contributed surplus:			
Balance at beginning of year	$ 1,767,125	$ 1,672,125	$ 1,472,125
Capital contributions	190,000	95,000	200,000
Balance at end of year	$ 1,957,125	$ 1,767,125	$ 1,672,125
Unassigned surplus:			
Balance at beginning of year	$ 456,307	$ 548,834	$ 305,515
Net (loss) income	(125,207)	153,050	129,500
Change in net unrealized capital (losses) gains	(319,121)	(175,577)	4,514
Change in nonadmitted assets	(129,114)	(71,572)	43,687
Change in liability for reinsurance in unauthorized companies	(1,744)	(6,733)	(2,022)
Change in asset valuation reserve	95,124	(25,549)	(4,483)
Other changes in surplus in separate account statement	-	1,209	(1,128)
Change in net deferred income tax	44,616	47,184	11,857
Change in surplus as a result of reinsurance	-	30,049	104,730
Amortization of deferred gain on reinsurance transaction	(4,559)	(46,376)	(9,822)
Amortization of gain on sale/leaseback of home properties	(694)	-	-
Dividends to stockholder	-	-	(35,000)
Additional minimum pension liability	(1,925)	1,788	1,486
Balance at end of year	13,683	456,307	548,834
Preferred capital stock, held in treasury	(100)	(100)	(100)
Total capital and surplus	$ 2,073,308	$ 2,325,932	$ 2,323,459

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2008	2007	2006
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 2,775,447	$ 2,003,357	$ 3,034,308
Net investment income received	957,129	1,026,284	993,570
Commissions and expenses paid	(933,585)	(821,882)	(723,944)
Benefits paid	(3,188,156)	(3,557,172)	(3,818,615)
Net transfers from separate accounts	301,344	396,242	664,165
Dividends paid to policyholders	(18,135)	(18,121)	(16,626)
Federal income taxes recovered (paid)	22,338	(54,150)	(92,015)
Miscellaneous income	373,850	1,168,680	233,289
Net cash provided by operations	290,232	143,238	274,132
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	4,597,269	7,865,334	6,340,198
Stocks	159,496	58,279	665
Mortgage loans	352,074	343,501	426,875
Real estate	118,909	2,601	-
Other invested assets	11,837,282	11,993,637	7,192,268
Net gain (loss) on cash and short term investments	102	2,652	(7,325)
Miscellaneous proceeds	138,501	84,663	53,124
Total investment proceeds	17,203,633	20,350,667	14,005,805
Cost of investments acquired:			
Bonds	4,635,762	8,222,389	6,433,242
Stocks	210,573	34,701	2,781
Mortgage loans	431,080	620,696	346,337
Real estate	-	1,978	477
Other invested assets	11,963,019	12,231,320	7,497,473
Miscellaneous applications	133,726	48,657	27,447
Total cost of investments acquired	17,374,160	21,159,741	14,307,757
Net increase in contract loans	7,011	9,088	9,878
Net cash used in investment activities	(177,538)	(818,162)	(311,830)
Financing and miscellaneous activities			
Other cash provided (applied):			
Capital and surplus paid-in	-	95,000	200,000
Borrowed money	93,069	46,069	(7,643)
Net (withdrawals) deposits on deposit type contracts	(185,448)	208,675	(31,896)
Dividends paid to stockholder	-	-	(35,000)
Other cash (used) provided	(49,301)	169,821	71,247
Net cash (used) provided by financing and miscellaneous activities	(141,680)	519,565	196,708
Net (decrease) increase in cash and short term investments	(28,986)	(155,359)	159,010
Cash and short term investments:			
Beginning of year	185,882	341,241	182,231
End of year	$ 156,896	$ 185,882	$ 341,241

(Dollar amounts in millions, unless otherwise stated)

1. Nature of Operations and Significant Accounting Policies

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut domiciled non-insurance holding company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and Puerto Rico.

Basis of Presentation: The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

The Company invests in structured securities including mortgage backed securities, collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities, management compares the undiscounted projected future cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For GAAP, assets are re-evaluated based on the discounted projected future cash flows using a current market rate. Impairments are recognized when the fair value is less than book value and there has been an adverse change in projected future cash flows.

(Dollar amounts in millions, unless otherwise stated)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company's net deferral of interest maintenance reserve ("IMR") is negative and as such is reported as a component of other assets and completely nonadmitted in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

(Dollar amounts in millions, unless otherwise stated)

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

(Dollar amounts in millions, unless otherwise stated)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

(Dollar amounts in millions, unless otherwise stated)

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short term investments in the Statements of Cash Flows represent cash balances and investments with initial maturities of one year or less. Other invested assets include cash loaned through the Company's reciprocal loan program.

Participation Fund Account: On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $237.8 as of December 31, 2008) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

(Dollar amounts in millions, unless otherwise stated)

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the effective interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other than temporary impairment testing. As part of this testing, the Company determines whether or not it has the intent to sell investments. If a decision to sell has been made, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors, futures, forwards and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the

(Dollar amounts in millions, unless otherwise stated)

hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86 permissible investments using the derivative in conjunction with other investments.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are received as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Options are reported at fair value. The unrealized gains or losses from the options are reported as unrealized gains or losses in surplus.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's non-insurance subsidiaries are reported at the GAAP basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted.

Mortgage loans are reported at amortized cost, less writedown for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value.

(Dollar amounts in millions, unless otherwise stated)

Depreciation is calculated on a straight line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short term investments are reported at amortized cost which approximates market value. Short term investments include investments with maturities of one year or less at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheet, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 13.25%.

15

(Dollar amounts in millions, unless otherwise stated)

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $94.5 billion and $46.7 billion at December 31, 2008 and 2007, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $797.4 and $571.9 at December 31, 2008 and 2007, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

(Dollar amounts in millions, unless otherwise stated)

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 1.0% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $17.3, $18.5 and $18.3 was incurred in 2008, 2007 and 2006, respectively.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31	
	2008	**2007**
	(In Thousands)	
Subsidiaries	$ 7,250	$ -
Deferred and uncollected premium	7,396	9,960
Net deferred tax asset	330,797	259,262
Electronic data processing equipment and software	26,067	21,892
Furniture and equipment	617	1,184
Health care and other amounts receivable	8,954	10,552
Interest maintenance reserve	49,080	8,191
Other invested assets	21,284	-
Other	19,694	30,984
Total nonadmitted assets	$ 471,139	$ 342,025

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2008. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2008.

Guaranteed Benefits: For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 ("AG34") is followed. All the methodology and assumptions (mortality and interest) are contained in the guideline. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs

(Dollar amounts in millions, unless otherwise stated)

be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the net assumed returns. This guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this guideline clarifies standards for reinsurance transactions involving GMDBs with integrated benefit streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

Cash Flow Information: Cash and short term investments include cash on hand, demand deposits and short term fixed maturity instruments with a maturity of less than one year at date of acquisition. Other invested assets include cash loaned through the Company's reciprocal loan program.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Certain other separate accounts relate to experience rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is reestablished each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $26.0 and $15.4 at December 31, 2008 and 2007, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

(Dollar amounts in millions, unless otherwise stated)

Reclassifications: Certain amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2008 financial statement presentation. These reclassifications reflect presentational differences on both the balance sheet and statement of operations. There were no changes to total capital and surplus or net income. A reconciliation of the material presentational differences for 2007 balances is as follows:

	Balance per Audited Financial Statements December 31, 2007	Amount Reclassified	Balance per Audited Financial Statements December 31, 2008
		(In Thousands)	
Admitted Assets			
Deferred and uncollected premiums	$ 102,985	$ (1,240)	$ 101,745
Reinsurance balances recoverable	205,999	3,157	209,156
Other assets	21,031	17,561	38,592
Liabilities			
Other liabilities	289,813	19,478	309,291
Statement of Operations			
Life, annuity, and accident and health premiums	2,407,929	(437,738)	1,970,191
Commission, expense allowances and reserve adjustments on reinsurance ceded	578,167	437,735	1,015,902

2.   Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Division of Insurance. The Minnesota Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Minnesota. The Minnesota Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2008, 2007, and 2006, the Company had no such permitted accounting practices.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

3. Investments

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2008:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,068,759	$ 74,902	$ 3,938	$ 1,139,723
States, municipalities, and political subdivisions	46,565	115	15,036	31,644
Foreign other (par value - $2,083,193)	2,033,644	10,325	319,820	1,724,149
Foreign government (par value - $93,729)	85,971	10,976	3,391	93,556
Public utilities securities	99,188	538	9,639	90,087
Corporate securities	4,671,021	41,111	623,851	4,088,281
Residential backed securities	2,921,729	185,723	489,633	2,617,819
Commercial mortgage backed securities	1,599,126	4	564,006	1,035,124
Other asset backed securities	868,668	1,019	210,274	659,413
Total fixed maturities	13,394,671	324,713	2,239,588	11,479,796
Preferred stocks	111,545	-	40,100	71,445
Common stocks	73,514	377	9,924	63,967
Total equity securities	185,059	377	50,024	135,412
Total	$ 13,579,730	$ 325,090	$ 2,289,612	$ 11,615,208
At December 31, 2007:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 41,650	$ 1,340	$ -	$ 42,990
States, municipalities, and political subdivisions	47,608	177	2,696	45,089
Foreign other (par value - $2,060,204)	2,045,975	28,099	55,425	2,018,649
Foreign government (par value - $113,124)	111,463	18,690	49	130,104
Public utilities securities	171,784	4,622	961	175,445
Corporate securities	5,074,558	72,180	110,963	5,035,775
Residential backed securities	3,361,128	116,402	80,825	3,396,705
Commercial mortgage backed securities	1,790,470	6,636	46,516	1,750,590
Other asset backed securities	992,762	3,202	36,680	959,284
Total fixed maturities	13,637,398	251,348	334,115	13,554,631
Preferred stocks	122,290	3,301	9,198	116,393
Common stocks	22,190	1,739	275	23,654
Total equity securities	144,480	5,040	9,473	140,047
Total	$ 13,781,878	$ 256,388	$ 343,588	$ 13,694,678

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

| | December 31 | |
	2008	2007
	(In Thousands)	
Amortized cost	$ 13,394,671	$ 13,637,398
Adjustment for below investment grade bonds	(4,734)	(845)
Carrying value	$ 13,389,937	$ 13,636,553

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
	(In Thousands)			
At December 31, 2008:				
Fair value	$ 1,388,492	$ 2,551,612	$ 3,918,877	$ 7,858,981
Unrealized loss	95,419	478,086	1,666,083	2,239,588
At December 31, 2007:				
Fair value	$ 2,174,943	$ 2,415,260	$ 3,630,322	$ 8,220,525
Unrealized loss	56,107	145,135	132,873	334,115

The amortized cost and fair value of investments in bonds at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 196,304	$ 195,294
Due after 1 year through 5 years	2,374,466	2,216,096
Due after 5 years through 10 years	2,578,488	2,299,804
Due after 10 years	2,855,890	2,456,246
	8,005,148	7,167,440
Residential backed securities	2,921,729	2,617,819
Commercial mortgage backed securities	1,599,126	1,035,124
Other asset backed securities	868,668	659,413
Total	$ 13,394,671	$ 11,479,796

At December 31, 2008 and 2007, investments in certificates of deposit and bonds with an admitted asset value of $94.7 and $181.9, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

(Dollar amounts in millions, unless otherwise stated)

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $167.6 and $158.4 at December 31, 2008 and 2007, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $2.1 billion, $4.5 billion and $3.2 billion in 2008, 2007 and 2006, respectively. Gross gains of $35.2, $44.4, and $31.3 and gross losses of $82.5, $53.2, and $51.5 during 2008, 2007 and 2006, respectively, were realized on those sales. A portion of the gains and losses realized in 2008, 2007, and 2006 has been deferred to future periods in the IMR.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Realized capital (losses)	$ (206,383)	$ (3,444)	$ (52,309)
Amount transferred to IMR (net of related taxes of $(26,044) in 2008, $(8,404) in 2007 and $(18,459) in 2006)	48,367	15,608	34,282
Federal income tax (expense) benefit	(10,592)	(9,008)	14,367
Net realized capital (losses) gains	$ (168,608)	$ 3,156	$ (3,660)

Realized capital gains (losses) include losses of $209.6, $27.9, and $31.2 related to securities that have experienced an other-than-temporary decline in value in 2008, 2007, and 2006, respectively.

Management regularly reviews the value of the Company's investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost;
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;
- Management's intent and ability to hold the security long enough for it to recover its value;

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-that-temporary, an impairment charge is recorded within net realized investment gains (losses) in the Statements of Income in the period the determination is made.

(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2008, 2007, and 2006 realized capital losses include $44.5, $5.4, $4.6 respectively related to Limited Partnerships that have experienced an other-than-temporary decline in value.

Major categories of net investment income are summarized as follows:

		Year ended December 31				
		2008		**2007**		**2006**
		(In Thousands)				
Income:						
Subsidiaries	$	-	$	22,049	$	27,600
Equity securities		8,342		9,451		5,731
Bonds		859,407		800,012		761,657
Mortgage loans		158,451		142,591		145,321
Derivatives		(145,900)		(5,329)		11,966
Contract loans		40,359		40,440		39,193
Real estate		2,793		20,422		22,834
Other		34,628		34,896		45,890
Total investment income		958,080		1,064,532		1,060,192
Investment expenses		(79,745)		(113,847)		(113,934)
Net investment income	$	878,335	$	950,685	$	946,258

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $126.8 and $208.8 at December 31, 2008 and 2007, respectively. The securities underlying these agreements are mortgage backed securities with a book value of $126.2 and $213.8 and fair value of $128.4 and $210.2 at December 31, 2008 and 2007, respectively. The securities had a weighted average coupon rate of 5.8% with various maturity dates ending in December 2038. The primary risk associated with short term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2008. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2008 and 2007, the amount outstanding on these agreements was $339.1 and $402.1, respectively, and was included in borrowed money on the balance sheets. The securities underlying these agreements are mortgage backed securities with a book value of $377.7 and $422.8 and fair value of $383.1 and $424.0 at December 31, 2008 and 2007, respectively. The securities have a

(Dollar amounts in millions, unless otherwise stated)

weighted average coupon rate of 5.1% with various maturity dates ending in September 2038.

The maximum and minimum lending rates for long term mortgage loans during 2008 were 7.0% and 5.1%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 70.8% on commercial properties. The Company did not hold mortgages with interest more than 180 days overdue at December 31, 2008 and 2007, respectively. No interest was past due as of December 31, 2008 and 2007.

The average recorded investment in impaired loans was $1.9 and $0.6 at December 31, 2008 and 2007, respectively. Interest income recognized during the period the loans were impaired was $0.2, $0.5, and $0.8 and interest income recognized on a cash basis was $0.2, $0.5, and $0.9 for 2008, 2007 and 2006, respectively.

The Company had impaired loans without an allowance for credit losses of $1.9 and $1.2, as of December 31, 2008 and 2007, respectively.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

	NAIC Rating	Number of Transactions	Book Value (*in thousands*)	Cost of Securities Repurchased (*in thousands*)	Gain/(Loss) (*in thousands*)
2008		-	$ -	$ -	$ -
2007		-	-	-	-
2006	3	6	575	572	-

There were no encumbrances on real estate at December 31, 2008 and 2007, respectively.

Since the third quarter of 2007, credit markets have become more turbulent amid concerns about subprime and Alt-A mortgages and collateralized debt obligations ("CDOs"). This in turn has resulted in a general widening of credit spreads, reduced price transparency, reduced liquidity, increased rating agency downgrades and increased volatility across certain markets.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income. Commencing in the fourth quarter of 2007, the Company expanded its definition of Alt-A loans to include residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default. Further, during the fourth quarter of 2007, the industry coalesced around classifying any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime into the Alt-A category, and the Company is following that lead. The following summarizes the Company's exposure to subprime and Alt-A mortgages as of December 31, 2008 and 2007.

Trading activity for the Company's RMBS, particularly subprime and Alt-A RMBS, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive. The Company did not change its valuation procedures as a result of determining that the market was inactive.

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2008:

	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
		(In Thousands)		
Residential mortgage backed securities	$ 856,376	$ 845,639	$ 546,723	$ 6,250
Structured securities	255,389	256,259	165,493	8,176
Total	$ 1,111,765	$ 1,101,898	$ 712,216	$ 14,426

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2007:

	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
	(In Thousands)			
Residential mortgage backed securities	$ 974,100	$ 969,954	$ 958,770	$ 280
Structured securities	309,153	309,232	282,868	5,911
Total	$ 1,283,253	$ 1,279,186	$ 1,241,638	$ 6,191

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2008.

The Company had a carrying value of $121.7 in Low-Income Housing Tax Credits ("LIHTC"). The tax credits are projected to expire in 2017. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as options, futures, caps, floors, forwards and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

(Dollar amounts in millions, unless otherwise stated)

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Options are reported at fair value. The unrealized gains or losses from the options are reported as unrealized gain or loss in surplus.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheet and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2008 and 2007:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2008			
Derivative contracts:			
Swaps	$ 6,698,322	$ (120,089)	$ (214,238)
Forwards	206,279	2,032	2,075
Futures	280,323	(7,088)	(7,088)
Options owned	1,720,243	4,093	4,093
Total derivatives	$ 8,905,167	$ (121,052)	$ (215,158)
December 31, 2007			
Derivative contracts:			
Swaps	$ 5,563,365	$ (86,584)	$ (156,548)
Options owned	402,043	1,929	1,929
Total derivatives	$ 5,965,408	$ (84,655)	$ (154,619)

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $897.7 and $802.9 and an aggregate market value of $681.2 and $798.6 at December 31, 2008 and 2007, respectively. Those holdings amounted to 6.7% of the Company's investments in bonds and 4.8% of total admitted assets at December 31, 2008. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $145.7 and $241.7 with an aggregate NAIC market value of $127.4 and $252.8 at December 31, 2008 and 2007, respectively. The carrying value of these holdings amounted to 1.1% of the Company's investment in bonds and 0.8% of the Company's total admitted assets at December 31, 2008.

At December 31, 2008, the Company's commercial mortgages involved a concentration of properties located in California (28.9%) and Texas (9.4%). The remaining commercial mortgages relate to properties located in 42 other states. The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $75.0.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

6. Annuity Reserves

At December 31, 2008 and 2007, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2008		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 177,484	1.8 %
At book value less surrender charge	1,155,575	11.6
At fair value	848,041	8.5
Subtotal	2,181,100	21.9
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	6,955,720	69.9
Not subject to discretionary withdrawal	817,098	8.2
Total annuity reserves and deposit fund liabilities before reinsurance	9,953,918	100.0 %
Less reinsurance ceded	10,777	
Net annuity reserves and deposit fund liabilities	$ 9,943,141	
December 31, 2007		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 214,697	1.9 %
At book value less surrender charge	1,168,046	10.6
At fair value	1,693,450	15.3
Subtotal	3,076,193	27.8
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	6,936,965	62.7
Not subject to discretionary withdrawal	1,042,988	9.5
Total annuity reserves and deposit fund liabilities before reinsurance	11,056,146	100.0 %
Less reinsurance ceded	10,892	
Net annuity reserves and deposit fund liabilities	$ 11,045,254	

Of the total net annuity reserves and deposit fund liabilities of $9.9 billion at December 31, 2008, $8.9 billion is included in the general account, and $1.0 billion is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $11.0 billion at December 31, 2007, $9.2 billion is included in the general account, and $1.8 billion is included in the separate account.

7. Employee Benefit Plans

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America

(Dollar amounts in millions, unless otherwise stated)

and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $7.2, $7.8 and $9.1 for 2008, 2007 and 2006, respectively. ING North America is responsible for all Retirement Plan liabilities.

Defined Contribution Plans: ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $7.2, $7.0 and $7.0 for 2008, 2007 and 2006, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
	(In Thousands)					
Change in benefit obligation						
Benefit obligation at beginning of year	$ 31,497	$ 33,751	$ 35,085	$ 22,102	$ 24,627	$ 23,441
Service cost	-	-	-	-	750	1,345
Interest cost	1,954	1,907	1,853	1,223	1,392	1,249
Contribution by plan participants	-	-	-	1,999	1,583	1,322
Actuarial (gain) loss	2,853	(1,252)	(313)	(1,504)	(2,532)	407
Benefits paid	(2,907)	(2,909)	(2,874)	(3,680)	(3,718)	(3,137)
Benefit obligation at end of year	$ 33,397	$ 31,497	$ 33,751	$ 20,140	$ 22,102	$ 24,627
Change in plan assets						
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Employer contributions	2,907	2,909	2,874	1,681	2,134	1,815
Plan participants' contributions	-	-	-	1,999	1,584	1,322
Benefits paid	(2,907)	(2,909)	(2,874)	(3,680)	(3,718)	(3,137)
Fair value of plan assets at end of year	$ (0)	$ -	$ -	$ (0)	$ -	$ -
Funded status	$ (33,397)	$ (31,497)	$ (33,751)	$ (20,140)	$ (22,102)	$ (24,627)
Unrecognized prior service credit	(16)	(21)	(26)	(2,120)	(2,378)	(2,310)
Unrecognized net gains (loss)	11,504	9,587	11,373	(538)	1,291	3,959
Remaining net obligation	13,755	14,856	16,049	-	-	-
Total funded status	$ (8,154)	$ (7,075)	$ (6,355)	$ (22,798)	$ (23,189)	$ (22,978)
Amounts recognized in the balance sheets consist of:						
Accrued benefit cost	$ (33,393)	$ (31,490)	$ (33,751)	$ (22,798)	$ (23,189)	$ (22,978)
Intangible assets	13,755	14,856	16,049	-	-	-
Unassigned surplus - minimum pension liability	11,484	9,559	11,347	-	-	-
Net amount recognized	$ (8,154)	$ (7,075)	$ (6,355)	$ (22,798)	$ (23,189)	$ (22,978)
Component of net periodic benefit cost						
Service cost	$ -	$ -	$ -	$ -	$ 750	$ 1,344
Interest cost	1,954	1,907	1,852	1,223	1,392	1,249
Amount of unrecognized gains	890	580	712	-	137	122
Amount of prior service cost recognized	(5)	(5)	(5)	68	67	68
Amortization of unrecognized transition obligation ot transition asset	1,146	1,146	1,146	-	-	-
Total net periodic benefit cost	$ 3,985	$ 3,628	$ 3,705	$ 1,291	$ 2,346	$ 2,783
Benefit obligation for nonvested employees	$ -	$ -	$ -	$ 1,925	$ 1,431	$ 2,529
Accumulated benefit obligation for vested participants	$ 33,393	$ 31,490	$ 33,751	$ 19,813	$ 21,775	$ 23,104

31

(Dollar amounts in millions, unless otherwise stated)

Information for pension plans with an accumulated obligation in excess of plan assets.

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Projected benefit obligation	$ 33,397	$ 31,497	$ 33,751
Accumulated benefit obligation	33,393	31,490	33,751
Fair value of plan assets	-	-	-

Information for other postretirement benefit plans with an accumulated benefit obligation in excess of plan assets.

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Projected benefit obligation	$ 20,140	$ 22,102	$ 24,627
Accumulated benefit obligation	19,813	21,775	23,104
Fair value of plan assets	-	-	-

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2008, 2007 and 2006 were as follows:

	2008	**2007**	**2006**
Weighted average discount rate	6.0 %	6.5 %	5.9 %
Rate of increase in compensation level	4.0 %	4.2 %	4.0 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 9.0%, decreasing gradually to 6.5% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2008 by $0.4. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2008 by $0.3.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits:

Year ending December 31,	Benefits
	(In Thousands)
2009	$ 5,234
2010	5,458
2011	5,561
2012	5,476
2013	5,417
Thereafter	23,662

The Company's expected future contributions are equal to its expected future benefit payments. For 2009 the Company expects to contribute $5.2.

The measurement date used for postretirement benefits is December 31, 2008.

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The 2009 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is less than $0.3. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

8.   Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2008			
Premium, consideration or deposits for the year	$ 1,091	$ 270,608	$ 271,699
Reserves for separate accounts with assets at:			
Fair value	$ 124,315	$ 1,719,949	$ 1,844,264
Amortized cost	-	-	-
Total reserves	$ 124,315	$ 1,719,949	$ 1,844,264
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 124,315	$ -	$ 124,315
At market value	-	1,709,823	1,709,823
Subtotal	124,315	1,709,823	1,834,138
Not subject to discretionary withdrawal		10,126	10,126
Total separate account liabilities	$ 124,315	$ 1,719,949	$ 1,844,264
December 31, 2007			
Premium, consideration or deposits for the year	$ -	$ 328,909	$ 328,909
Reserves for separate accounts with assets at:			
Fair value	$ 143,134	$ 3,132,555	$ 3,275,689
Amortized cost	-	-	-
Total reserves	$ 143,134	$ 3,132,555	$ 3,275,689
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 143,134	$ -	$ 143,134
At market value	-	3,132,045	3,132,045
Subtotal	143,134	3,132,045	3,275,179
Not subject to discretionary withdrawal	-	510	510
Total separate account liabilities	$ 143,134	$ 3,132,555	$ 3,275,689

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 271,699	$ 328,909	$ 376,794
Transfers from separate accounts	(510,876)	(715,354)	(1,049,002)
Transfers as reported in the statements of operations	$ (239,177)	$ (386,445)	$ (672,208)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2008 and 2007 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2008	
Separate Account Liability	$ 815,336
Gross amount of reserve	8,286
Reinsurance reserve credit	-
December 31, 2007	
Separate Account Liability	$ 467,422
Gross amount of reserve	562
Reinsurance reserve credit	-

(Dollar amounts in millions, unless otherwise stated)

9. Federal Income Taxes

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return include:

ALICA Holdings, Inc.	ING Investment Management Alternative Assets, LLC
Bancnorth Investment Group, Inc.	ING Investment Management Co.
Branson Insurance Agency, Inc.	ING Investment Management Services, LLC
Compulife Agency, Inc.	ING Investment Management, LLC
Compulife Insurance Agency of Massachusetts, Inc.	ING Investment Trust Co.
Compulife Investor Services, Inc.	ING Investments, LLC
Compulife, Inc.	ING Life Insurance & Annuity Company
Directed Services, LLC	ING National Trust
Financial Network Investment Corporation	ING North America Insurance Corporation
Financial Network Investment Corporation of Puerto Rico, Inc.	ING Payroll Management, Inc.
First Secured Mortgage Deposit Corporation	ING Pilgrim Funding, Inc.
FN Insurance Agency of Kansas, Inc.	ING Pomona Holdings LLC
FN Insurance Agency of New Jersey, Inc.	ING Retail Holding Company, Inc.
FN Insurance Services of Nevada, Inc.	ING Services Holding Company, Inc.
FN Insurance Services, Inc.	ING USA Annuity and Life Insurance Company
FNI International, Inc.	ING Wealth Solutions, LLC
Furman Selz (SBIC) Investments LLC	Lion Connecticut Holdings Inc.
Furman Selz Investments, LLC	Lion Custom Investments, LLC
Guaranty Brokerage Services, Inc.	Lion II Custom Investments, LLC
IB Holdings, LLC	MFSC Insurance Agency of Nevada, Inc.
ILICA, Inc.	MFSC Insurance Services, Inc.
ING America Insurance Holdings, Inc.	Midwestern United Life Insurance Company
ING Alternative Asset Management, LLC	Multi-Financial Group, LLC
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Brokers Network, LLC	Pomona Management LLC
ING Capital Corporation, LLC	PrimeVest Financial Services, Inc.
ING Equity Holdings, Inc.	PrimeVest Insurance Agency of Alabama, Inc.
ING Financial Advisors, LLC	PrimeVest Insurance Agency of Nevada, Inc.
ING Financial Partners, Inc.	PrimeVest Insurance Agency of New Mexico, Inc.
ING Financial Products Company, Inc.	PrimeVest Insurance Agency of Ohio, Inc.
ING Funds Distributor, LLC	PrimeVest Insurance Agency of Oklahoma, Inc.
ING Funds Services, LLC	PrimeVest Insurance Agency of Texas, Inc.
ING Ghent Asset Management, LLC	PrimeVest Insurance Agency of Wyoming, Inc.
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company of New York
ING Insurance Agency of Texas, Inc.	Roaring River, LLC
ING Insurance Agency, Inc.	Security Life Assignment Corp.
ING Insurance Services Holding Company, Inc.	Security Life of Denver Insurance Company
ING Insurance Services of Alabama, Inc.	Security Life of Denver International, Ltd.
ING Insurance Services of Massachusetts, Inc.	Systematized Benefits Administrators, Inc.
ING Insurance Services, Inc.	UC Mortgage Corporation
ING International Insurance Holdings, Inc.	Whisperingwind I, LLC
ING International Nominee Holdings, Inc.	Whisperingwind II, LLC
ING Investment Advisors, LLC	Whisperingwind III, LLC

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	Year ended December 31					
	2008		**2007**		**2006**	
	(In Thousands)					
Federal tax (benefit) expense on operations	$	(111,875)	$	110,413	$	97,155
Federal tax expense (benefit) on capital gains (losses)		10,592		9,008		(14,367)
Total current tax (benefit) expense incurred	$	(101,283)	$	119,421	$	82,788

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31			
	2008		**2007**	
	(In Thousands)			
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	123,699	$	124,648
Insurance reserves		183,248		180,919
Investments		70,554		15,305
Compensation and benefits		43,980		40,150
Nonadmitted assets and other surplus items		31,942		28,863
Litigation accruals		14,460		15,262
Costs of collection and loading		11,495		10,490
Unrealized loss on common stocks		31,708		-
Tax credits		14,855		-
Other		26,483		58,101
Total deferred tax assets		552,424		473,738
Deferred tax assets nonadmitted		(330,797)		(259,262)
Admitted deferred tax assets		221,627		214,476
Deferred tax liabilities resulting from book/tax differences in:				
Investments		14,266		9,260
Deferred and uncollected premium		76,222		61,127
Depreciable assets		-		18,145
Unrealized gain on common stocks		-		5,418
Insurance reserves		2,791		3,306
Other		921		-
Total deferred tax liabilities		94,200		97,256
Net admitted deferred tax asset	$	127,427	$	117,220

(Dollar amounts in millions, unless otherwise stated)

The change in net deferred income taxes is comprised of the following:

	December 31		
	2008	**2007**	**Change**
	(In Thousands)		
Total deferred tax assets	$ 552,424	$ 473,738	$ 78,686
Total deferred tax liabilities	94,200	97,256	(3,056)
Net deferred tax asset	$ 458,224	$ 376,482	81,742
Remove current year change in unrealized gains			(37,126)
Change in net deferred income tax			44,616
Remove other items in surplus:			
Additional minimum pension liability			(673)
Current year change in nonadmitted assets			(3,079)
Other			(358)
Change in deferred taxes			$ 40,506

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Ordinary income	$ (68,474)	$ 260,307	$ 230,315
Capital (losses) gains net of IMR, net of taxes	(158,016)	12,164	(18,027)
Total pretax book income	$ (226,490)	$ 272,471	$ 212,288
Provision computed at statutory rate	$ (79,271)	$ 95,365	$ 74,301
Dividends received deduction	(2,753)	(12,804)	(19,020)
Interest maintenance reserve	(14,311)	(5,253)	(12,928)
Reinsurance	(1,839)	(5,715)	38,419
Settlement of IRS audit	(32,022)	-	-
Tax credits	(11,841)	-	-
Other	248	11,347	(873)
Total	$ (141,789)	$ 82,940	$ 79,899
Federal income taxes incurred	$ (101,283)	$ 119,421	$ 82,788
Change in net deferred income taxes	(40,506)	(36,481)	(2,889)
Total statutory income taxes	$ (141,789)	$ 82,940	$ 79,899

There will be no amount of federal income taxes incurred that will be available for recoupment in the event of future net losses from 2008, 2007 and 2006.

Under the intercompany tax sharing agreement, the Company has a payable to ING AIH of $10.9 and $89.9 for federal income taxes as of December 31, 2008 and 2007, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable state tax credit assets are as follows:

Method of estimating utilization of remaining transferrable state tax credit	State	Carrying value at December 31, 2008		Unused credit remaining at December 31, 2008	
		(in Thousands)			
Estimated credit based on investment in Low Income Housing investment	CT	$	1,767	$	2,005
Estimated credit based on investment in Low Income Housing investment	GA		1,158		2,336
Total State Tax Credits		$	2,925	$	4,341

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

	December 31			
	2008		**2007**	
	(in Thousands)			
Balance at beginning of year	$	53.8	$	42.3
Additions for tax positions related to current year		0.5		2.6
Reduction for tax positions related to prior years		(30.7)		-
Additions for tax positions related to prior years		0.5		8.9
Balance at end of year	$	24.1	$	53.8

The Company had $24.1 of unrecognized tax benefits as of December 31, 2008 that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Federal income taxes and Federal income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $5.3 and $8.4 as of December 31, 2008 and 2007, respectively.

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2008. It is anticipated that the IRS audit of tax years 2002 and 2003 will be finalized within the next twelve months. Upon finalization of the IRS exam, it is reasonably possible that the unrecognized tax benefits will decrease by up to $19.3. The timing of the payment of the remaining allowance of $4.8 can not be reliably estimated.

10.   Investment in and Advances to Subsidiaries

The Company has five wholly owned insurance subsidiaries at December 31, 2008, ReliaStar Life Insurance Company of New York ("RNY"), ING Re (UK) Limited,

(Dollar amounts in millions, unless otherwise stated)

Whisperingwind I, LLC ("WWI"), Whisperingwind II, LLC ("WWII"), and Roaring River, LLC ("RRLLC").

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2008	**2007**
	(In Thousands)	
Common stock (cost - $474,408 in 2008 and $362,112 in 2007)	$ 274,861	$ 331,847

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Revenues	$ 895,770	$ 1,268,542	$ 590,335
Income before net realized losses on investments	(298,044)	(399,930)	18,991
Net (loss) income	(289,235)	(404,896)	18,180
Admitted assets	4,158,852	4,021,681	3,055,769
Liabilities	3,611,950	3,521,871	2,725,565

Asset and liability amounts for WWI and WWII are included in the above table, however the Company's carrying amount for WWI and WWII is zero.

The Company received cash dividends from RNY of $0.0, $18.7 and $27.6 during the years ended December 31, 2008, 2007 and 2006, respectively. The Company received cash dividends from NWNL Benefits Corporation of $0.0, $1.1 and $0.0 during the years ended December 31, 2008, 2007 and 2006, respectively.

On October 27, 2006, the Company created a South Carolina domiciled, wholly owned subsidiary, WWI, as a limited liability company. WWI received its licensure as a special purpose financial captive insurance company ("SPFC") from the Director of the South Carolina Department of Insurance on May 29, 2007. After receiving all required and customary regulatory approvals, WWI commenced doing business as an SPFC on May 29, 2007. The Company's adjusted carrying value of WWI is $0 as of December 31, 2008. The Company contributed capital to WWI of $105.0, $63.7 and $7.4 during the years ended December 31, 2008, 2007 and 2006. During 2008, the Company ceded premium and ceded reserves to WWI of $106.8 and $269.5, respectively. The amount of insurance in force ceded to WWI was $44.2 billion at December 31, 2008. During 2007, the Company ceded premium and ceded reserves to WWI of $44.8 and $155.3, respectively. The amount of insurance in force ceded to WWI was $30.7 billion at December 31, 2007.

On October 27, 2006, the Company created a South Carolina domiciled, wholly owned subsidiary, WWII, as a limited liability company. WWII received its licensure as a SPFC

(Dollar amounts in millions, unless otherwise stated)

from the Director of the South Carolina Department of Insurance on October 26, 2007. After receiving all required and customary regulatory approvals, WWII commenced doing business as an SPFC on November 1, 2007. The Company's adjusted carrying value of WWII is $0 as of December 31, 2008. The Company contributed capital to WWII of $0.0, $82.1 and $3.7 during the years ended December 31, 2008, 2007 and 2006. During 2008, the Company ceded premium and ceded reserves to WWII of $39.0 and $641.4, respectively. The amount of insurance in force ceded to WWII was $0.5 billion at December 31, 2008. During 2007, the Company ceded premium and ceded reserves to WWII of $573.3 and $611.5 respectively. The amount of insurance inforce ceded to WWII was $475.9 at December 31, 2007.

On September 12, 2008, the Company created a Missouri domiciled, wholly owned subsidiary, RRLLC, as a limited liability company. RRLLC received its licensure as a SPFC from the Director of the Missouri Department of Insurance on December 26, 2008. After receiving all required and customary regulatory approvals, RRLLC commenced doing business as a Special Purpose Life Reinsurance Company ("SPLRC") on January 1, 2008. The Company's adjusted carrying value of RRLLC is $7.3 as of December 31, 2008. The Company contributed capital to RRLLC of $7.3 during the year ended December 31, 2008.

Effective January 15, 2007, the Company entered into a Stock Purchase Agreement with Superior Vision Services, Inc. ("SVS"), a Delaware corporation, and Bolle, Inc., a Delaware corporation, pursuant to which SVS purchased all of the Company's rights, title and interest in all the shares of SVS owned by the Company for a cash purchase price of $33.8. The transaction closed on January 26, 2007. The Company recognized a gain of $30.7 from the transaction.

During the 3rd quarter of 2008, the Company decided to pursue wind-up of the operations of its subsidiary ING Re (UK) Limited and the dissolution of such subsidiary by way of a Members Voluntary Liquidation (MVL) as allowed by UK law. It is anticipated that the operations of ING Re (UK) Limited will cease, and its dissolution would be given effect, in 2009, subject to the requirements of applicable UK law. As of December 31, 2008 the book adjusted carrying value on the Company's books was $45.6.

11. **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

(Dollar amounts in millions, unless otherwise stated)

Assumed premiums amounted to $713.6, $733.1 and $675.1 for 2008, 2007 and 2006, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Premiums	$ 1,388,347	$ 1,132,722	$ 398,621
Benefits paid or provided	895,679	910,420	379,191
Policy and contract liabilities at year end	3,368,526	2,867,408	2,404,221

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

12.   Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

Lion loaned $100.0 to the Company under a surplus note dated December 1, 2001. The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021, with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Department of Commerce. For the year ended December 31, 2008, 2007 and 2006, interest paid totaled $4.3, $4.7 and $4.7, respectively. There is no accrued interest for the years ended December 31, 2008 and 2007.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $190.0 was contributed to the Company, effective for December 31, 2008. The Company then contributed capital of $90.0 to RNY. The Company received capital contributions from Lion of $95.0 and $200.00 during 2007 and 2006.

(Dollar amounts in millions, unless otherwise stated)

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2008, the Company meets the RBC requirements.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$13,389,937	$ 11,479,796	$ 13,636,553	$ 13,554,631
Preferred stocks	111,545	71,445	122,290	116,393
Unaffiliated common stocks	63,967	63,967	23,653	23,653
Mortgage loans	2,492,588	2,424,115	2,411,673	2,449,158
Contract loans	690,229	690,229	683,218	683,218
Cash, cash equivalents and short term investments	156,896	156,896	185,882	185,882
Separate account assets	1,920,676	1,920,676	3,432,705	3,432,705
Liabilities:				
Derivative securities	121,052	215,158	84,655	154,619
Dividends payable	13,745	13,745	14,565	14,565
Payable for securities	730	730	29,876	29,876

(Dollar amounts in millions, unless otherwise stated)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0.00001% and 14.0% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2008 and 2007 is $11.9 billion and $14.0 billion, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or

44

(Dollar amounts in millions, unless otherwise stated)

settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SFAS No. 157, *Fair Value Measurements*. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following table provides information as of December 31, 2008 about the Company's financial assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3[1]	Total
		(In Thousands)		
At December 31, 2008:				
Assets:				
Preferred stock	$ 2,928	$ -	$ -	$ 2,928
Common stock	63,697	-	-	63,697
Cash, cash equivalents and short-term investments	156,896	-	-	156,896
Derivatives	-	156,633	717	157,350
Separate account assets	1,830,139	90,537	-	1,920,676
Total assets	$ 2,053,660	$ 247,170	$ 717	$ 2,301,547
Liabilities:				
Derivatives	$ -	$ 271,314	$ 7,088	$ 278,402
Total liabilities	$ -	$ 271,314	$ 7,088	$ 278,402

(1) Level 3 net assets and liabilities accounted for 0.3% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

Preferred and Common Stock: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Derivatives: Derivatives that are carried at fair value (on the Balance Sheets) are determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment

(Dollar amounts in millions, unless otherwise stated)

grade counterparties with a credit rating of A- or better. The Company obtains key input into the valuation model for puts, calls, and futures from one third party broker. Because the input is not received from multiple brokers, these fair values are not deemed to be calculated based on market observable inputs, and, therefore, these instruments are classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

14. Commitments and Contingencies

Guarantee Agreement: The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for a $250.0 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The two other affiliated life insurers were Security Connecticut Life Insurance Company (subsequently merged into the Company on October 1, 2003), and Security Life of Denver Insurance Company. The joint and several guarantees of the two remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $42.6 and $161.7 at December 31, 2008 and 2007, respectively. The Company is also committed to provide additional capital contributions of $251.3 and $294.7 at December 31, 2008 and 2007, respectively, in partnerships reported in other invested assets not on the balance sheets.

Operating Leases: The Company leases office space under various noncancelable operating lease agreements that expire through November 2009. During the years ended December 31, 2008, 2007 and 2006, rent expense totaled $8.6, $7.9 and $10.7, respectively.

At December 31, 2008, the minimum aggregate rental commitments for the upcoming five years and thereafter are as follows:

Year ending December 31	Commitments
	(In Thousands)
2009	$ 1,590
2010	-
2011	-
2012	-
2013	-
Thereafter	-

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2008, the future minimum lease payment receivables under noncancellable sublease arrangements are as follows:

Year ending December 31	Future minimum Lease Payment Receivables
	(In Thousands)
2009	$ 908
2010	-
2011	-
2012	-
2013	-
Thereafter	-

On January 3, 2008, the Company closed on transactions to sell four home office properties in Minneapolis for $117.0 in cash. The Company recognized a gain in the statement of operations of $44.7 associated with these sales as of December 31, 2008. Three of the properties have sale leaseback components to the transaction; therefore the gain related to these properties ($10.4 net of tax) will be segregated as special surplus funds and subsequently amortized to unassigned surplus over the 15 year lease term.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters: Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the

(Dollar amounts in millions, unless otherwise stated)

scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues: Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC.

(Dollar amounts in millions, unless otherwise stated)

Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, and surrenders.

Liquidity: The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risk, as well as other risks. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

In the first quarter of 2009, the Company has taken certain actions to reduce its exposure to interest rate and market risks. These actions include reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on Treasury and investment grade assets, as well as a short-term program to hedge equity market risk associated with variable fee income. During 2009, the Company will be monitoring these initiatives and their impacts on earnings, capital, and liquidity, and will determine whether further actions are necessary.

(Dollar amounts in millions, unless otherwise stated)

15.   Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York Mellon, ("Mellon"). Under this agreement, the Company can borrow up to $50.0 from Mellon. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for Mellon for the period applicable for the advance plus 0.4% or (2) a rate quoted by Mellon to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2008, 2007 and 2006, respectively. Additionally, there were no amounts payable to Mellon at December 31, 2008 and 2007.

The Company maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to 2% of the general account admitted assets as of the last day of the most recently concluded annual statement year. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest income of $2.6 and $7.6 and interest expense of $2.2 and $2.8 for the years ended December 31, 2008 and 2007.

The Company borrowed $6.8 billion and repaid $6.6 billion in 2008, borrowed $4.4 billion and repaid $4.4 billion in 2007 and borrowed $2.2 billion and repaid $2.2 billion in 2006. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $2.2, $0.1 and $0.5 during 2008, 2007 and 2006, respectively.

The Company is the beneficiary of letters of credit totaling $390.5; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2008 and 2007.

16.   Related Party Transactions

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an

(Dollar amounts in millions, unless otherwise stated)

administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Total fees under the agreement were approximately $52.3, $51.4, and $50.4 for the years ended December 31, 2008, 2007 and 2006, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America Insurance Corporation ("INAIC") whereby INAIC provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with RNY whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The Company entered into a services agreement with WWI and INAIC whereby the Company and INAIC provide certain administrative, management, professional, advisory, consulting and other services to WWI. The Company entered into a services agreement with WWII and INAIC whereby the Company and INAIC provide certain administrative, management, professional, advisory, consulting and other services to WWII. The total expense incurred for all these services was $229.5, $216.4 and $219.5 for the years ended December 31, 2008, 2007 and 2006, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

Reinsurance: During 2008, the Company ceded life premium and ceded life reserves to ING USA Annuity and Life Insurance Company ("ING USA") of $296.3 and $195.8, respectively. The amount of life insurance inforce ceded to ING USA was $192.7 billion at December 31, 2008. This treaty did not exist in 2007.

(Dollar amounts in millions, unless otherwise stated)

During 2008, the Company ceded A&H premium and ceded A&H reserves to Security Life of Denver Insurance Company of $246.1 and $147.2, respectively. This treaty did not exist in 2007.

Interest Rate Swap: Effective June 29, 2007 the Company entered into an interest rate swap agreement ("IRSA") with ING AIH. The IRSA is in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The duration of the agreement is 30 years. The notional value of this interest rate swap is $87.1 with this transaction having minimal impact to the income statement.

17.   Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $6.1 and $4.8 as of December 31, 2008 and 2007, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $5.0 and $3.9 as of December 31, 2008 and 2007, respectively, for future credits to premium taxes for assessments already paid.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

18. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2008	2007
	(In Thousands)	
Balance at January 1	$ 1,429,657	$ 1,413,922
Less reinsurance recoverables	78,061	66,414
Net balance at January 1	1,351,596	1,347,508
Incurred related to:		
Current year	416,994	534,043
Prior years	22,939	27,645
Total incurred	439,933	561,688
Paid related to:		
Current year	460,440	185,112
Prior years	171,462	372,488
Total paid	631,902	557,600
Net balance at December 31	1,159,627	1,351,596
Plus reinsurance recoverables	151,910	78,061
Balance at December 31	$ 1,311,537	$ 1,429,657

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

19. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The amount of net group life premiums written by the Company at December 31, 2008, which are subject to retrospective rating features, is $107.0, which represents 26.2% of the total net group life premiums. The amount of net group health premiums written by the Company at December 31, 2008, which are subject to retrospective rating features, is $5.7, which represents 1.1% of the total net group health premiums written. The amount of net group life premiums written by the Company at December 31, 2007, which are subject to retrospective rating features, is $107.8, which represents 15.8% of the total net group life premiums. The amount of net group health premiums written by the Company at December 31, 2007, which are subject to retrospective rating features, is $12.7, which represents 2.0% of the total net group health premiums written. The amount of net group life premiums written by the Company at December 31, 2006, which are subject to retrospective rating features, is $95.9, which represents 11.0% of the total net group life premiums. The amount of net group health premiums written by the Company at

(Dollar amounts in millions, unless otherwise stated)

December 31, 2006, which are subject to retrospective rating features, is $15.8, which represents 1.0% of the total net group health premiums written.

20. Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	Exclusive Contract	Type of Business Written	Type of Authority Granted	Total Direct Premiums Written
				(In Thousands)
ING Mid Atlantic Service Center	Y	Deferred Compensation	P	$ 36,120,119
Reliastar Record Keeping	Y	Group Annuity	P	36,783,769

The aggregate amount of premiums written through managing general agents or third party administrators during 2008 is $72.9.

21. Subsequent Events

Dutch State – Illiquid Back-up Facility: On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of approximately $670 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of 10% of par value. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding

(Dollar amounts in millions, unless otherwise stated)

and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

Since the Company had the intent to sell as of December 31, 2008, a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio, the Company evaluated the securities for impairment under INT 06-07: *Definition of Phrase "Other Than Temporary"* and SSAP 43, *Loan-backed and Structured Securities*. Per SSAP 43, the book value of the other-than-temporary impaired security must be written down to the estimated undiscounted future cash flows. In applying SSAP 43, the Company considered the estimated undiscounted future cash flows for the impairment test to be the remaining undiscounted cash flows on the security over its expected life. Since the estimated undiscounted future cash flow from these securities exceeds the carrying value of the securities at December 31, 2008, no impairment was recorded. The Company expects to record a realized loss of approximately $50 related to this transaction in the first quarter of 2009.

Reinsurance Recapture from SLDI: As of December 31, 2008 the Company had ceded premiums of $65.9 million and reserves of $228.5 million to SLDI under existing reinsurance agreements. Effective January 1, 2009 the Company recaptured said premiums and reserves from SLDI.

Roaring River Cession: Subsequent to receiving its licensure as a SPLRC, RRLLC entered into an automatic coinsurance and modified coinsurance agreement (the "Comodco Agreement") with the Company effective January 1, 2009. Under the terms of the Comodco Agreement, the Company will cede to RRLLC, on a 100% quota share basis, the liabilities arising from (a) fully underwritten term life insurance policies issued directly by the Company on and after April 1, 2008, net of any cessions to third party reinsurers and (b) fully underwritten term life insurance policies assumed by the Company under a separate coinsurance agreement with RNY, for policies written on and after November 1, 2005 by RNY and assumed by the Company.

Effective February 27, 2009 the Company recorded ceded premiums of $358.1 million and ceded reserves of $239.6 million to RRLLC. The Company received an expense allowance of $326.9 million from RRLLC. In addition, a letter of credit, under which ING America Insurance Holdings ("AIH") is an applicant and the Company is beneficiary, has been issued to support reserves under this reinsurance agreement.

Due to the concurrent events of the recapture and retrocession, the impact to the Company's income and surplus is negligible.

(Dollar amounts in millions, unless otherwise stated)

In completing the initial transactions related to the Comodco Agreement, the Company also recognized a deferred gain of $54.9 million, which will be segregated as special surplus funds and amortized to unassigned funds over the life of the policies covered by the Comodco Agreement.

New Accounting Pronouncements: Effective reporting periods beginning January 1, 2009, the Company will adopt SSAP No. 98, *Treatment of Cash Flows When Qualifying Changes in Valuation and Impairments* ("SSAP 98") (amending paragraphs 14 though 16 of SSAP 43) for Loan-backed and Structured Securities. The amendment requires once an other than temporary impairment occurs, the Company will determine the amount of the impairment comparing the carrying value of the investment to the present value of anticipated future cash flows of the investment. If the present value of future cash flows is less than the carrying value, an asset impairment must be recorded. Credit related impairments will be recorded through the AVR while interest related losses shall be recorded through the IMR. The Company is currently evaluating the impact of the Company's financial statements.

22. Changes to Current Year Presentation

Annual Statement: At December 31, 2008 differences in amounts reported in the Annual Statement and amounts in the accompanying statutory basis financial statements are due to the following (in thousands):

	Total Capital and Surplus	Net Loss
	(In Thousands)	
2008:		
Amounts as reported in the 2008 Annual Statement	$ 2,079,413	$ (125,207)
Adjustment for unauthorized reinsurance due to a shortfall on letters of credit from SLDI	(6,105)	-
Amounts as reported in the accompanying statutory basis financial statements	$ 2,073,308	$ (125,207)

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
    (a)   Financial Statements:
        (1)   Part A
                Performance Information and Condensed Financial Information
        (2)   Included in Part B:
                Financial Statements of ReliaStar Select Variable Account:

- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2008
- Statements of Operations for the year ended December 31, 2008
- Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
- Notes to Financial Statements

Financial Statements - Statutory basis of ReliaStar Life Insurance Company:

- Report of Independent Registered Public Accounting Firm
- Balance Sheets - Statutory basis as of December 31, 2008 and 2007
- Statements of Operations - Statutory basis for the years ended December 31, 2008, 2007 and 2006
- Statements of Changes in Capital and Surplus - Statutory basis for the years ended December 31, 2008, 2007 and 2006
- Statements of Cash Flows - Statutory basis for the years ended December 31, 2008, 2007 and 2006
- Notes to Financial Statements - Statutory basis

    (b)   Exhibits
        (1)   (a)   Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") authorizing the establishment of NWNL Select Variable Account ("Registrant"). (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-4, File No. 033-69892, as filed on April 16, 1996.)

                (b)   Resolutions of the Board of Directors of Depositor changing the name of Registrant to ReliaStar Select Variable Account. (Incorporated by reference to Post-Effective No. 4 on Form N-4, File No. 033-69892, as filed on April 14, 1997.)

        (2)   Not Applicable.

        (3)   (a)   Form of General Distributor Agreement between Depositor and Washington Square Securities, Inc. ("WSSI"). (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-4, File No. 033-69892, as filed on April 16, 1996.)

                (b)   Amendment dated as of November 1, 2004, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 033-57244, as filed on April 14, 2006.)

                (c)   Amendment dated as of August 31, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 033-57244, as filed on April 14, 2006.)

                (d)   Amendment dated as of December 7, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 033-57244, as filed on April 14, 2006.)

(e) Amendment dated as of April 28, 2006, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 033-57244, as filed on April 14, 2006.)

(f) Forms of Agreements between Depositor and Broker-Dealers with respect to the sale of Contracts. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 16, 1996.)

(g) Form of Broker-Dealer Agency Compensation Schedule. (Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 27, 1998.)

(4) (a) Form of Contract. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 16, 1996.)

(b) Form of Roth IRA Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 27, 1998.)

(c) Form of Waiver of Contingent Deferred Sales Charge Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 27, 1998.)

(d) Form of Partial Waiver of Contingent Deferred Sales Charge Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 27, 1998.)

(e) Form of Waiver of Annual Contract Charge Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 27, 1998.)

(f) Form of Modification Rider. (Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 16, 1999.)

(g) Form of Death Benefit and Owner Amendment. (Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 16, 1999.)

(5) (a) Contract Application Form. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 16, 1996.)

(b) Supplemental Application. (Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4, File No. 033-69892, as filed on April 17, 2000.)

(6) (a) Amended Articles of Incorporation of Depositor. (Incorporated by reference to Initial Registration Statement to Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amended By-Laws of Depositor. (Incorporated by reference to Initial Registration Statement to Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(7) Not Applicable

(8) (a) (i) Participation Agreement dated as of March 27, 2000, by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(ii) Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

	(iii)	Amendment No. 2 to Participation Agreement by and among ReliaStar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING American Equities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)
	(iv)	Administrative Services Agreement dated as of March 27, 2000 by and between ReliaStar Life Insurance Company and A I M Advisors, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.333-105319, as filed on November 24, 2003.)
(b)	(i)	Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(ii)	Amendment dated as of March 28, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(iii)	Amendment dated as of October 11, 2000, to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(iv)	Amendment dated as of September 29, 2003, to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(v)	Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)
(c)	(i)	Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)
	(ii)	Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

	(iii)	Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-153337, as filed on November 14, 2008.)
	(iv)	Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)
(d)	(i)	Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)
	(ii)	Form of Amendment to Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)
	(iii)	Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)
	(iv)	Form of Amendment to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

	(v)	Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, File No. 333-28755, as filed on April 7, 2008.)
(e)	(i)	Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)
	(ii)	Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(iii)	Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(iv)	Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(v)	Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(vi)	Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)
	(vii)	Participation Agreement dated as of January 1, 1991, by and among Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)
	(viii)	Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(ix)	Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(x)	Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xi)	Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xii)	Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)
(xiii)	Service Agreement dated January 1, 1997, by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xiv)	Amendment effective as of April 1, 1999, to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xv)	Service Contract dated April 25, 1997, by and between Fidelity Distributors Corporation and Washington Square Securities, Inc.. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xvi)	Amendment dated April 1, 1999, to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xvii)	Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)
(f) (i)	Participation Agreement dated as of May 1, 2002, by and between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)
(ii)	Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)

(g)	(i)	Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)
(h)	(i)	Participation Agreement dated as of December 6, 2001, by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)
	(ii)	Amendment dated as of March 26, 2002, to Participation Agreement by and among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Adviser, LLC effective May 1, 2002) and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)
	(iii)	Amendment dated as of October 1, 2002, to Participation Agreement dated as of December 6, 2001, among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance and Annuity Company. (Incorporated herein by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-4, 333-100207, for Separate Account N of ReliaStar Life Insurance Company, as filed on October 24, 2002.)
	(iv)	Amendment dated as of May 1, 2003, to Participation Agreement dated as of December 6, 2001 by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)
	(v)	Form of amendment dated as of April 28, 2006, to Participation Agreement dated as of December 6, 2001, by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 033-57244, as filed on April 14, 2006).
	(vi)	Service Agreement effective as of December 6, 2001, by and between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)
	(vii)	Shareholder Servicing Agreement dated as of December 6, 2001, by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. in respect of the Service Class Shares of its Portfolios. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(viii)	Amendment dated as of March 26, 2002, to the Shareholder Servicing Agreement by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) in respect of the Service Class Shares of its Portfolio. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

	(ix)	Amendment dated as of May 1, 2003, to Shareholder Servicing Agreement (Service Shares) dated as of December 6, 2001 by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)
	(x)	Amendment dated as of November 1, 2004, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-6, 333-69431, as filed on February 28, 2007.)
	(xi)	Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-6, 333-60431, as filed on February 28, 2007.)
	(xii)	Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Adviser Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-6, 333-69431, as filed on February 28, 2007.)
(i)	(i)	Participation Agreement dated as of May 1, 2001, between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)
	(ii)	Amendment effective as of October 1, 2002, to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)
	(ii)	Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)
(j)	(i)	Participation Agreement dated May 1, 2001, by and between ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(ii)	Amendment to Participation Agreement dated as of August 30, 2002 by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 033-69892, as filed on October 11, 2002.)
	(iii)	Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)

	(iv)	Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post Effective Amendment No. 18 to Registration Statement on Form N04, File No. 033-69892, as filed on November 28, 2005.)
	(v)	Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)
	(vi)	Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002 by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)
(k)	(a)	Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)
(l)	(i)	Participation Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(ii)	Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 033-57244, as filed on March 31, 2000.)
	(iii)	Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(iv)	Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)
(m)	(i)	Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(ii)	Amendment No. 1 dated as of February 1, 1999 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iii)		Addendum dated as of May 1, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(iv)		Amendment dated as of April 1, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 033-57244, as filed on December 12, 2003.)
(v)		Letter Agreement dated as of July 28, 1997 by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)
(vi)		Amendment dated as of April 1, 2003 to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 033-57244, as filed on December 12, 2003.)
(vii)		Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)
(n)	(i)	Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)
	(ii)	Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)
(o)	(i)	Participation Agreement dated as of April 30, 2002, by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.)
(p)	(i)	Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)
	(ii)	Amendment No. 3 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

<table>
<tr><td>(iii)</td><td>Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)</td></tr>
<tr><td>(iv)</td><td>Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)</td></tr>
</table>

- (9) Opinion and Consent of Counsel.
- (10) Consent of Independent Registered Public Accounting Firm.
- (11) Not Applicable
- (12) Not Applicable
- (13) Schedules for Computation of Performance Quotations. (Incorporated by reference to Post-Effective Amendment No. 10 on Form N-4, File No. 033-69892, as filed on April 16, 1999.)
- (14) Powers of Attorney

Item 25   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, 151 Farmington Avenue, Hartford, CT 06156	Director and Chairman
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director and Senior Vice President
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Bridget M. Healy, 230 Park Avenue, New York, NY 10169	Director
Robert G. Leary, 230 Park Avenue, New York, NY 10169	Director
Valerie G. Brown, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Daniel P. Mulheran, Sr. 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Vice President and Chief Compliance Officer
Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President

Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 26. <u>Persons Controlled by or Under Common Control with the Depositor or Registrant</u>

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 26 to Registration Statement on Form N-6 for Security Life Separate Account L1 of Security Life of Denver Insurance Company (File No. 033-57244), as filed with the Securities and Exchange Commission on April 7, 2009.

Item 27. <u>Number of Contract Owners</u>

As of March 22, 2009, there were 8,193 owners of contracts holding interests in variable annuities funded through ReliaStar Select Variable Account.

Item 28. <u>Indemnification</u>

Reference is hereby made to Section 5.01 of Depositor's Bylaws, incorporated by reference to this registration statement. The Bylaws of Depositor mandate indemnification by Depositor of its directors, officers and certain others under certain conditions.

Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life may, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit the question of whether or not such indemnification by it is against public policy as expressed in the Act to a committee comprised of directors who are not parties to the proceeding before referring it to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue. If ReliaStar Life indemnifies or advances expenses in connection with a claim, the Laws of the State of Minnesota require ReliaStar Life to disclose, in writing to its shareholders, the amount of the indemnification or advance and to whom and on whose behalf it was paid.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Minnesota, ING America Insurance Holdings, Inc. maintains a Professional Liability and fidelity bond insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50% or more. These policies include the principal underwriter, as well as, the depositor. Additionally, the parent company of ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of €125,000,000. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Item 29. Principal Underwriter
    (a) Effective January 1, 2004, ING Financial Advisers, LLC became the distributor and principal underwriter of the Contracts. ING Financial Advisers, LLC also acts as the principal distributor and underwriter of:
- variable annuity contracts issued by ReliaStar Life Insurance Company of New York through the ReliaStar Life Insurance Company of New York Variable Annuity Separate Account II, a separate account of ReliaStar Life Insurance Company of New York registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act");
- variable annuity contracts issued by ReliaStar Life Insurance Company through the MFS ReliaStar Variable Account, a separate account of ReliaStar Life Insurance Company registered as a unit investment trust under the 1940 Act;
- variable annuity contracts issued by ReliaStar Life Insurance Company through the Northstar Variable Account, a separate account of ReliaStar Life Insurance Company registered as a unit investment trust under the 1940 Act;
- ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C, a management investment company registered under the 1940 Act;
- ReliaStar Life Insurance Company of New York through the ReliaStar Life Insurance Company of New York Variable Annuity Funds D E F G H & I, a management investment company registered under the 1940 Act;
- ReliaStar Life Insurance Company of New York through the Variable Annuity Funds M P & Q, a management investment company registered under the 1940 Act;
- variable annuity contracts issued by ReliaStar Life Insurance Company through Separate Account N, a separate account registered as a unit investment trust under the 1940 Act;
- ING Partners, Inc., a management investment company registered under the 1940 Act;
- variable annuity contracts issued by ING Life Insurance and Annuity Company ("ILIAC") through Variable Life Account B, Variable Account C, Variable Annuity Account B, Variable Annuity Account C and Variable Annuity Account G, separate accounts of ILIAC registered as unit investment trusts through the 1940 Act; and
- variable annuity contracts formerly issued by ING Insurance Company of America ("IICA") through Variable Annuity Account I, a separate account of IICA registered as a unit investment trust under the 1940 Act. (Effective December 31, 2005, IICA merged with and became part of ILIAC, and Variable Annuity Account I was transferred to ILIAC as part of that merger.)

Prior to January 1, 2004, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of ours, was the distributor and principal underwriter for the contracts.

    (b) The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Principal Underwriter
Ronald R. Barhorst, 4225 Executive Square, La Jolla, CA 92037	President and Director
Kristin H. Hultgren, One Orange Way, Windsor, CT 06095	Chief Financial Officer
Libby J. Soong, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer

Brian D. Comer, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Director
Lewis E. Bachetti, 581 Main Street, 4th Floor, Woodbridge, NJ 07095	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327	Senior Vice President , Tax
Daniel P. Hanlon, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
William S. Jasien, 12701 Fair Lakes Circle, Ste 470, Fairfax, VA 22033	Senior Vice President
Pamela Mulvey Barcia, One Orange Way, Windsor, CT 06095-4774	Vice President
Robert H. Barley, One Orange Way, Windsor, CT 06095-4774	Vice President
M. Bishop Bastien, 980 9th Street, Sacramento, CA 95814	Vice President
Nancy B. Bocella*	Vice President
Dianne C. Bogoian, One Orange Way, Windsor, CT 06095-4774	Vice President
J. Robert Bolchoz, 420 Crown Point Road, Columbia, SC 29209	Vice President
David A. Brounley, One Orange Way, Windsor, CT 06095-4774	Vice President
Anthony V. Camp, Jr., One Orange Way, Windsor, CT 06095-4774	Vice President
Mary K. Carey-Reid, One Orange Way, Windsor, CT 06095-4774	Vice President
Nancy D. Clifford, One Orange Way, Windsor, CT 06095-4774	Vice President
William P. Elmslie*	Vice President
Joseph J. Elmy, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327	Vice President, Tax
Brian K. Haendiges, One Orange Way, Windsor, CT 06095-4774	Vice President
Bernard P. Heffernon, 10740 Nall Avenue, Ste 120, Overland Park, KS 66211	Vice President
David A. Kelsey, One Orange Way, Windsor, CT 06095-4774	Vice President
Christina Lareau, One Orange Way, Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr., 15455 North Dallas Parkway, Suite 1250, Addison, TX 75001	Vice President
Katherine E. Lewis, 2675 N Mayfair Road, Ste 501, Milwaukee, WI 53226	Vice President
David J. Linney, 2900 N. Loop W, Ste 180, Houston, TX 77092	Vice President
Frederick C. Litow, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327	Vice President
Mark R. Luckinbill, 2841 Plaza Place, Ste. 210, Raleigh, NC 27612	Vice President
Richard T. Mason, 440 S Warren Street, Ste 702, Syracuse, NY 13202	Vice President
Scott Neeb, 4600 Ulster Street, Denver, CO 80237	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Ethel Pippin, One Orange Way, Windsor, CT 06095-	Vice President

4774

M. J. Pise, One Orange Way, Windsor, CT 06095-4774	Vice President
Deborah Rubin, 12701 Fair Lakes Circle, Ste 470, Fairfax, VA 22033	Vice President
Todd Smiser, 2525 Cabot Drive, Suite 100, Lisle, IL 60532	Vice President and Assistant Secretary
Frank W. Snodgrass, 150 4th Avenue, N, Ste 410, Nashville, TN 37219	Vice President
Christina M. Starks, 2000 21st Avenue NW Minot ND 58703	Vice President
S. Bradford Vaughan, Jr., 601 Union Street, Ste 810, Seattle, WA 98101	Vice President
Forrest R. Wilson, 2202 North Westshore Boulevard, Suite 350, Tampa, FL 33607	Vice President
Judeen T. Wrinn, One Orange Way, Windsor, CT 06095-4774	Vice President
Nancy S. Stillman, One Orange Way, One Orange Way, Windsor, CT 06095-4774	Assistant Vice President
Joy M. Benner, 20 Washington Avenue S, Minneapolis, MN 55401	Secretary
Randall K. Price, 20 Washington Avenue S, Minneapolis, MN 55401	Assistant Secretary
John F. Todd, One Orange Way, Windsor, CT 06095-4774	Assistant Secretary
Susan M. Vega, 20 Washington Avenue S, Minneapolis, MN 55401	Assistant Secretary
Glenn A. Black, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327	Tax Officer
James H. Taylor, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327	Tax Officer

* This Officer does not have a business address.

(c)   Compensation from January 1, 2007 to December 31, 2008:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation*
ING Financial Advisers, LLC				$344,732.00

*   Represents total compensation paid to ING Financial Advisers, LLC.

Item 30.   Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

ReliaStar Life Insurance Company
20 Washington Avenue South
Minneapolis, Minnesota 55401

Item 31.   Management Services
Not Applicable

Item 32. Undertakings
Registrant hereby undertakes:

(i) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(ii) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(iii) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(b) The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 1235221 *13 (S.E.C.)]

(c) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable annuity contract described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the contracts. ReliaStar Life Insurance Company bases this representation on its assessment of such factors as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

(e) The Depositor and Registrant rely on SEC regulation.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ReliaStar Select Variable Account of ReliaStar Life Insurance Company, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 22 to this Registration Statement on Form N-4 (File No. 033-69892) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 15th day of April, 2009.

RELIASTAR SELECT VARIABLE ACCOUNT
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: /s/ Donald W. Britton*
Donald W. Britton
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 22 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Bridget M. Healy* Bridget M. Healy	Director	
/s/ Robert G. Leary* Robert G. Leary	Director	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	April 15, 2009
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
/s/ Steven T. Pierson* Steven T. Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
J. Neil McMurdie
*Attorney-in-Fact

RELIASTAR SELECT VARIABLE ACCOUNT
EXHIBIT INDEX

Exhibit No.	Exhibit
99-b.9	Opinion and Consent of Counsel
99-b.10	Consent of Independent Registered Public Accounting Firm
99-b.14	Powers of Attorney